AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1998
                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                           ABLE TELCOM HOLDING CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          STATE OF FLORIDA                        1731                      65-0013218
  (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION NUMBER)        IDENTIFICATION NO.)




                                                                                          Frazier L. Gaines,
                                                                                President and Chief Executive Officer
                        1601 Forum Place, Suite 1110                                  Able Telcom Holding Corp.
                       West Palm Beach, Florida 33401                                1601 Forum Place, Suite 1110
                                 (561) 688-0400                                     West Palm Beach, Florida 33401
          (Address, including zip code, and telephone number,         (Name, address, including zip code, and telephone number,
  including area code, of Registrant's principal executive offices)           including area code, of agent for service)

                                ---------------
                                  COPIES TO:

                           BRUCE E. MACDONOUGH, ESQ.
                            MICHAEL G. TAYLOR, ESQ.
                            GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
                                ---------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

                 FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF
     THIS REGISTRATION STATEMENT AS DETERMINED BY THE SELLING SHAREHOLDERS.
                                ---------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the earlier offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                     PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS           AMOUNT TO BE    OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
   OF SECURITIES TO BE REGISTERED    REGISTERED(1)       PER SHARE             PRICE         REGISTRATION FEE
Common Stock, par value $.001(2)...     1,817,941         $ 7.00          $12,725,587.00        $ 3,754.05
Common Stock, par value $.001(3) ..       409,505           8.25            3,378,416.25            996.63
Common Stock, par value $.001(4)(5)    11,375,756           4.50           51,190,902.00         15,101.32
Common Stock, par value $.001(6)...     1,500,000          19.80           29,700,000.00          8,761.50
Total: ............................    15,103,202                          85,804,005.29        $28,613.50

--------------------------------------------------------------------------------
                                                        (FOOTNOTES ON NEXT PAGE)

                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) In accordance with Rule 416, this Registration Statement includes an indeterminable number of shares of common stock, $.001 par value per share (the "Common Stock") which may be necessary to adjust the number of shares to be issued upon exercise or conversion of (i) the Company's Series B Convertible Preferred Stock, par value $.10 per share (the "Series B Preferred Stock"), (ii) an option granted to MFS Communications Company, Inc. (the "MFSCC Option") to purchase up to 1,817,941 shares of Common Stock of the Company, (iii) certain warrants (the "John Hancock Warrants") to purchase up to 409,505 shares of Common Stock of the Company granted to John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company, and Signature 1A (Cayman), Ltd., and (iv) certain warrants (the "Series B Preferred Stock Warrants") to purchase up to 1,000,000 shares of the Company's Common Stock granted to certain purchasers of the Series B Preferred Stock, in each case as a result of a stock split, stock dividend or other anti-dilution rights or similar adjustments.

(2) Represents shares of Common Stock underlying the MFSCC Option.

(3) Represents shares of Common Stock underlying the John Hancock Warrants.

(4) Represents shares of Common Stock underlying the Series B Preferred Stock. Because the calculation of the conversion price of the Series B Preferred Stock is based upon a percentage of the market price of the underlying Common Stock, the Company has agreed with the holders of the Series B Preferred Stock to register 200% of the number of shares of Common Stock that would have been received by such holders if all $20,000,000 in value of shares of Series B Preferred Stock had been converted on October 13, 1998, at a conversion price of $3.51625, the conversion price calculated as of such date.

(5) In accordance with Rule 457(c), this maximum offering price per share has been calculated based upon the average of the high ($4.875) and low ($4.125) trading prices of the Common Stock as reported by the Nasdaq National Market on October 16, 1998.

(6) Represents shares of Common Stock underlying the Series B Preferred Stock Warrants. Because the exercise price of the Series B Preferred Stock Warrants is subject to certain adjustments, the Company has agreed with the holders of such Warrants to register 150% of the number of shares of Common Stock that would have been received by such holders if all such Warrants were exercised as of the date of this Registration Statement.

This information in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 1998


PROSPECTUS
                             15,103,202 SHARES OF
                         COMMON STOCK, PAR VALUE $.001


                           ABLE TELCOM HOLDING CORP.
                               ----------------
     This is a public offering of Common Stock, par value $.001 per share (the "Common Stock"), of Able Telcom Holding Corp. We are registering 15,103,202 shares of Common Stock for sale by certain selling shareholders (the "Selling Shareholders"), as follows:

   /bullet/ 1,817,941 shares of Common Stock that MFS Communications Company,
     Inc. ("MFSCC") may receive upon the exercise in full of an option it received from us on April 24, 1998.

   /bullet/ 409,505 shares of Common Stock that certain holders of warrants may receive upon the exercise of all of these warrants. We issued these warrants in connection with the sale of our 12% Senior Subordinated Notes due January 6, 2005.

   /bullet/ 11,375,756 shares of Common Stock in connection with the conversion of our Series B Convertible Preferred Stock (the "Series B Preferred Stock"). This amount represents 200% of the total amount of Common Stock that these holders would have received if they had converted all of their Series B Preferred Stock on October 13, 1998. However, this amount does not necessarily represent the actual total number of shares of Common Stock that these holders would receive if they convert all of their shares of Series B Preferred Stock. Additionally, each holder of the Series B Preferred Stock may only convert the Series B Preferred Stock to the extent that the conversion would result in the holder and its affiliated entities beneficially owning 4.99% or less of our outstanding shares of Common Stock following such conversion.

   /bullet/ 1,500,000 shares of Common Stock, representing 150% of the total amount of Common Stock that holders of certain warrants may receive upon the exercise of all of their warrants. We issued these warrants in connection with the sale of the Series B Preferred Stock. This amount does not necessarily represent the actual total number of shares of Common Stock that these holders would receive if they exercise all of their warrants.

     We will not be selling any of the shares of Common Stock that we register in this Prospectus. No underwriters will be used in selling the shares. We will not receive any proceeds from the sale of these shares. However, we may receive cash upon the exercise of the options and warrants described above.

     Our Common Stock is traded on the Nasdaq National Market under the symbol "ABTE." We have applied to list the Common Stock we are registering in this Prospectus on the Nasdaq National Market, but this application has not yet been approved. On October 13, 1998, the last reported sales price of the Common Stock was $4.125 per share.

     The selling shareholders may offer their shares of Common Stock in public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices.

     An investment in the Common Stock involves a high amount of risk. Before you invest in the Common Stock, we strongly recommend that you carefully consider all of the risks and information contained in this Prospectus, including the information contained in the "Risk Factors" section that begins on page 7.

     Our principal executive offices are located at 1601 Forum Place, Suite 1110, West Palm Beach, Florida 33401, and our telephone number is (561) 688-0400.
                               ----------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------
                          PROSPECTUS DATED      , 1998

     No dealer, salesperson or other person is authorized to provide any oral or written information about us or this offering that is not included in this Prospectus.



                               TABLE OF CONTENTS




Available Information ................................................................    iii
Forward-Looking Statements ...........................................................    iii
Prospectus Summary ...................................................................     1
Summary Consolidated Financial Information ...........................................     6
Risk Factors .........................................................................     7
Use of Proceeds ......................................................................    18
Market Price of Common Stock and Dividend Policy .....................................    19
Capitalization .......................................................................    20
Selected Consolidated Financial Data .................................................    21
Management's Discussion and Analysis of Financial Condition and Results of Operations     22
Business .............................................................................    30
Management ...........................................................................    44
Summary Compensation Table ...........................................................    46
Certain Relationships and Related Transactions .......................................    50
Principal and Selling Shareholders ...................................................    51
Description of Indebtedness ..........................................................    53
Description of Securities ............................................................    57
Shares Eligible for Future Sale ......................................................    64
Plan of Distribution .................................................................    65
Legal Matters ........................................................................    66
Experts ..............................................................................    66
Index to Financial Statements ........................................................    F-1
Index to Pro Forma Financial Statements ..............................................    P-1

                             AVAILABLE INFORMATION


     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at the following locations:


     /bullet/ Main Public Reference Room
     450 Fifth Street, N.W.
     Washington, D.C. 20549


     /bullet/ Regional Public Reference Room
     75 Park Place, 14th Floor
     New York, New York 10007


     /bullet/ Regional Public Reference Room
     Northwestern Atrium Center
     500 West Madison Street, Suite 1400
     Chicago, Illinois 60661-2511


     You may obtain information on the operation of the SEC's public reference rooms by calling the SEC at (800) SEC-0330.


     We are required to file these documents with the SEC electronically. You can access the electronic versions of these filings on the Internet at the SEC's website, located at http://www.sec.gov.


     We have included this Prospectus in our registration statement that we filed with the SEC (the "Registration Statement"). The Registration Statement provides additional information that we are not required to include in the Prospectus. You can receive a copy of the entire Registration Statement as described above. Please note that the Registration Statement also includes complete copies of the documents described in the Prospectus.


                          FORWARD-LOOKING STATEMENTS


     We have included "forward-looking statements" throughout this Prospectus. These statements describe our attempt to predict future occurrences. We use the words "believes," "anticipates," "expects," and similar expressions, to identify forward-looking statements. Forward-looking statements are subject to a number of risks, assumptions and uncertainties, such as:


   /bullet/ Risks associated with the Company's liquidity requirements and existing leverage, including the need to obtain additional capital in order to refinance indebtedness that matures in the near future and provide working capital for operations


   /bullet/ Risks associated with the Company's inability to satisfy the registration obligations to the holders of the Series B Preferred Stock


   /bullet/ Risks associated with our ability to continue our strategy of growth through acquisitions


   /bullet/ Risks associated with our ability to successfully integrate all of our recent acquisitions


   /bullet/ Our ability to make effective acquisitions in the future and to successfully integrate newly acquired businesses into existing operations and the risks associated with such newly acquired businesses

   /bullet/ Changes in laws and regulations, including changes in tax rates, accounting standards, environmental laws, and occupational, health and safety laws


   /bullet/ Access to foreign markets, together with foreign economic conditions, including currency fluctuations


   /bullet/ The effect of, or changes in, general economic conditions


   /bullet/ Economic conditions in various countries within South America


   /bullet/ Weather conditions that are adverse to our specific businesses


   /bullet/ The outcome of litigation, claims and assessments involving us


     This list is only an example of some of the risks, uncertainties and assumptions that may affect the Company's forward-looking statements. If any of these risks or uncertainties materialize (or fail to materialize), or if the underlying assumptions prove incorrect, actual results may differ materially from those projected in the forward-looking statements. We are not obligated to revise these forward-looking statements to reflect future events or circumstances. If we do revise these statements, we are not required to publicly release our revisions. You should consider the information provided in the section "Risk Factors" and the other information in this Prospectus before investing in the Common Stock.

                              PROSPECTUS SUMMARY


     IN THIS SECTION, WE HAVE PROVIDED YOU WITH AN OVERVIEW OF SOME OF THE MORE IMPORTANT INFORMATION IN THIS PROSPECTUS. HOWEVER, WE CAUTION YOU THAT THIS INFORMATION IS NOT COMPLETE. YOU SHOULD READ ALL OF THE INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING ANY COMMON STOCK. UNLESS THE CONTEXT OTHERWISE REQUIRES, WE USE THE TERMS "WE," "OUR," "US" AND THE "COMPANY" TO MEAN ABLE TELCOM HOLDING CORP. AND ITS SUBSIDIARIES, INCLUDING THE SUBSIDIARIES WE ACQUIRED IN THE ACQUISITION OF MFS NETWORK TECHNOLOGIES, INC. ON JULY 2, 1998 (THE "MFSNT ACQUISITION"). WE USE THE TERM "ABLE" WHEN WE REFER TO ABLE TELCOM HOLDING CORP. AND ITS SUBSIDIARIES PRIOR TO THE MFSNT ACQUISITION. WE USE THE TERM "MFSNT" TO REFER TO MFSNT AND ITS SUBSIDIARIES BEFORE THE MFSNT ACQUISITION AND THE TERM "NEW MFSNT" TO REFER TO OUR SUBSIDIARY THAT OWNS THE ASSETS AND LIABILITIES THAT WE ACQUIRED FROM MFSNT.



THE COMPANY


     The Company develops, builds and maintains communications systems for companies and governmental authorities. We have three main organizational groups, as described below.


          ORGANIZATIONAL GROUP                          SERVICES PROVIDED                         EXAMPLES OF SERVICES
 Network Services Group ................   Design, development, engineering,             /bullet/ Fiber optic networks, both
                                           installation, construction, operation and     inside a building or location
                                           maintenance services for                      and between separate
                                           telecommunications systems                    buildings or locations
                                                                                         /bullet/ Electric utility grids
                                                                                         /bullet/ Water and sewer utilities
 Transportation Services Group .........   Design, development, integration,             /bullet/ "Non-stop" toll systems
                                           installation, construction, project           that charge a fee each
                                           management, maintenance and operation         time a car passes through
                                           of automated toll collection systems,         a toll station.
                                           electronic traffic management and control     /bullet/ Systems that monitor and
                                           systems, and computerized                     record toll violations.
                                           manufacturing systems                         /bullet/ Text signs that provide
                                                                                         drivers with advance warning
                                                                                         of accidents, bad
                                                                                         weather and heavy traffic.
                                                                                         /bullet/ "Smart" traffic signals,
                                                                                         road signs and traffic
                                                                                         control gates that monitor
                                                                                         and adjust to changing
                                                                                         traffic patterns and
                                                                                         weather conditions.
                                                                                         /bullet/ Construction and maintenance
                                                                                         of systems that monitor
                                                                                         production lines for
                                                                                         automobile tires.
 Communications Development                Design, installation and maintenance          NeuroLAMA: our proprietary
 Group .................................   services to foreign telephone companies       system that collects data on
                                                                                         "wireline" telephone calls for
                                                                                         billing and other purposes.

     Our customers include local and long distance telephone companies, utilities, cable television operators, financial institutions, universities, medical facilities, correctional facilities and local, state and federal governments.


     The Company was originally incorporated in 1987 as a Colorado corporation under the name "Delta Venture Fund, Inc." We adopted our current name in 1989 and became a Florida corporation in 1991. Our principal executive offices are located at 1601 Forum Place, Suite 1110, West Palm Beach, Florida 33401, and our telephone number is (561) 688-0400.

RECENT DEVELOPMENTS


     THE MFSNT ACQUISITION. On July 2, 1998, we acquired MFSNT's network construction and transportation systems business. At closing, we agreed to pay approximately $101.4 million, plus additional consideration in the form of stock options, to MFS Communications Company, Inc. ("MFSCC"), MFSNT's parent company, to acquire these businesses. MFSCC is a wholly-owned subsidiary of WorldCom, Inc. ("WorldCom"). The $101.4 million purchase price was estimated based on the shareholders' equity of MFSNT at March 31, 1998, subject to certain adjustments. On September 9, 1998 we entered into an agreement (the "September Agreement") with WorldCom Network Services, Inc. ("WorldCom Network"), a wholly owned subsidiary of WorldCom, which was assigned the rights of MFSCC under the MFSNT Acquisition. The September Agreement modified various terms of the MFSNT Acquisition and finalized the cash portion of the purchase price at approximately $58.8 million. The cash portion of the purchase price is subject to additional amounts payable as contingent consideration on December 29, 2000, which relate to the resolution of certain pre-acquisition contingencies for pending litigation, claims, assessments and losses on certain projects. Of the $58.8 million, $38.8 million has been paid and $30.0 million (including $10.0 million related to an estimated advance from receivables of MFSNT) remains subject to a promissory note expected to be given by us, pursuant to the September Agreement, to WorldCom Network (the "WorldCom Note"). See "Business--Recent Developments--The MFSNT Acquisition."


     As of September 30, 1998, approximately $30.0 million of principal and $0.6 million of accrued and unpaid interest were outstanding under the WorldCom Note. We must repay the WorldCom Note in full on December 15, 2000. The WorldCom Note bears interest at 11.5% per year, payable every three months commencing November 30, 1998. The principal amount of the WorldCom Note is to be prepaid in part by applying a portion of certain fees (i) due to us by WorldCom and (ii) received by us in connection with the sale and installation of certain conduit projects. We have pledged all of the shares of capital stock in New MFSNT to WorldCom and MFSCC to secure our obligations under the WorldCom Note. Other than our pledge of our stock in New MFSNT, our obligations under the WorldCom Note are junior to those under the Secured Credit Facility (as defined below) and our 12% senior subordinated notes due January 6, 2005 (the "Senior Notes"). If we default on our obligations under the WorldCom Note, it is expected that WorldCom will be able do any or all of the following:


      /bullet/ Accelerate all principal and interest we owe WorldCom under the WorldCom Note

      /bullet/ Acquire all of our stock in New MFSNT

      /bullet/ Keep all principal and interest we may have already paid on the WorldCom Note

      /bullet/ Require us to pay an 18% annual default rate of interest as long as we are in default

      /bullet/ Cause WorldCom Network to apply 12% of the payment WorldCom NS owes us at the time of default under the WorldCom Master Services Agreement, described below, to the outstanding principal and interest under the WorldCom Note


     In addition, if we do not repay the WorldCom Note in full by December 15, 2000, it is anticipated that WorldCom also will be able to:


      /bullet/ Reduce the minimum yearly and aggregate revenues we would otherwise receive under the WorldCom Master Services Agreement

      /bullet/ Refuse to give us additional work under the WorldCom Master
        Services Agreement while we are in default


     In connection with the expected issuance of the WorldCom Note pursuant to the September Agreement, the lenders under the Secured Credit Facility and the holders of the Senior Notes consented to the issuance of the WorldCom Note and the grant of the stock pledge to WorldCom and MFSCC. In return for the consent, we agreed to prepay the Senior Notes, together with a prepayment penalty, on August 31, 1998, which was extended to October 16, 1998, and was further extended to November 30, 1998.


     As part of the MFSNT Acquisition, we have agreed to provide telecommunication infrastructure services to WorldCom Network pursuant to the Master Services Agreement, dated July 2, 1998, among WorldCom Network, New MFSNT and Able (the "WorldCom Master Services Agreement"). See "Business--Recent Developments." We are permitted to use the trade name "MFSNT" during the 18-month transition period immediately following the MFSNT Acquisition but we will not be entitled to use it after such 18-month period.


     As part of the MFSNT Acquisition, we granted an option to MFSCC (the "MFSCC Option") to purchase up to 2,000,000 shares of Common Stock, at an exercise price of $7.00 per share. MFSCC may elect to exercise some or all of the MFSCC Option on a "cashless" basis, up to the equivalent of 1,817,941 shares of Common Stock, which is the maximum number of shares that may be issued upon exercise of the MFSCC Option. A "cashless" exercise means that MFSCC will receive shares of Common Stock with a total "market value" equal to the per share excess of the "market value" over the exercise price multiplied by the number of shares of the MFSCC Option being exercised. Under the original terms of the MFSCC Option, the MFSCC Option expires six months after the date we repay all of our obligations under the WorldCom Note. The September Agreement extended the expiration date of the MFSCC Option. We will not receive any cash for the part of the MFSCC Option that MFSCC exercises on a "cashless" basis. We have allowed MFSCC to designate a representative to our Board of Directors if it exercises the MFSCC Option, for so long as MFSCC retains at least 5% of our outstanding Common Stock. Also, as part of the September Agreement, we agreed to issue to WorldCom Network a phantom stock award or other equity participation award equivalent to 600,000 shares of Common Stock, payable in cash, stock, or a combination of both at our option. The phantom stock or other equity participation award is exercisable only on the following three days: July 2, 1999, July 2, 2000, or July 2, 2001. WorldCom will be entitled to receive any appreciation of the Common Stock over a base price of $5 3/32 per share, but not more than $30 3/32 per share. See "Description of Securities--The MFSCC Option."


     THE SERIES B CONVERTIBLE PREFERRED STOCK OFFERING. On June 30, 1998, we received $20.0 million from the sale of 4,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock"), at a purchase price of $5,000 per share. Dividends accrue on the Series B Preferred Stock at a rate of 4% per year and are cumulative. We may pay dividends in shares of Common Stock, or, at our option, in cash if we provide 20 days advance written notice to each holder of the Series B Preferred Stock. See "Description of Securities--Series B Preferred Stock." We sold the Series B Preferred Stock to finance part of the purchase price for MFSNT. The holders of the Series B Preferred Stock may convert their shares at any time into shares of Common Stock at a conversion rate equal to 97% of the "market value" of the Common Stock. However, each holder of the Series B Preferred Stock has agreed that it will convert its shares of Series B Preferred Stock into Common Stock only to the extent that, after the conversion, the holder and its affiliates would beneficially own 4.99% or less of the Common Stock. For these purposes, we have agreed that "market value" equals the lesser of:


      /bullet/ The average of the lowest intraday trading price of the Common
        Stock for any three trading days within the 22 trading days prior to the date of conversion; or

      /bullet/ The lowest intraday trading price of the Common Stock on the trading day immediately prior to the date of conversion; however, this amount cannot be less than 95% of the lowest intraday trading price of the Common Stock on the date of conversion.

     In addition, we issued warrants (the "Series B Preferred Stock Warrants") to purchase a total of up to 1,000,000 shares of Common Stock to certain of the holders of the Series B Preferred Stock. These warrants are exercisable at a price of $19.80 per share. However, each holder of the Series B Preferred Stock Warrants has agreed that it will exercise the warrants only to the extent that, after the exercise, the holder and its affiliates would beneficially own 4.99% or less of the Common Stock. See "Description of Securities--Series B Preferred Stock Warrants." The warrants are immediately exercisable and expire on June 30, 2003.


     We granted the holders of the Series B Preferred Stock and the Series B Preferred Stock Warrants (the "Series B Securities") certain rights to cause us to register the Common Stock underlying the Series B Securities. Under certain circumstances, including if the registration statement that includes the shares of Common Stock underlying the Series B Securities is not declared effective by December 27, 1998, or if we are delisted under certain circumstances from any securities exchange, or any representation or warranty made by us to holders of the Series B Securities was not true, then the holders of the Series B Securities, in whole or in part, have the option to require us to redeem their securities at premium prices. Although we intend to use our best efforts to comply with all provisions of our documents with the holders of the Series B Securities, we cannot guarantee that we will be able to do so, in part because certain of such matters are dependent upon the efforts or approval of others (such as the Securities and Exchange Commission with respect to the effectiveness of the aforementioned registration statement). To the extent the holders of the Series B Securities become entitled to exercise a redemption right and seek to require the redemption of their shares, such exercise could materially increase our cash requirements, could result in a default under the terms of our Secured Credit Facility and, to the extent replacement financing is not available on commercially reasonable terms (if at all), would likely have a material adverse impact on us. Furthermore, so long as any of the Series B Securities is outstanding, we are prohibited from declaring or paying any dividends (other than to holders of Series B Preferred Stock) or purchasing any of our equity securities.


     SECURED CREDIT FACILITY. In June 1998, we replaced our previous bank credit agreement with a new $35 million revolving credit facility with a syndicate of lenders (the "Secured Credit Facility"). The Secured Credit Facility has a letter of credit sublimit of $5 million. We used a portion of the proceeds from the Secured Credit Facility to repay the previous credit facility and to finance $10 million of the MFSNT Acquisition purchase price. On June 30, 1998, the Secured Credit Facility was amended to permit (i) the Company's acquisition of MFSNT and the related financing of such transaction,
(ii) changes in financial covenants related thereto, and (iii) other amendments relating to investments, pledging and intercompany matters.


     We have granted a security interest in certain of our assets to the lenders under the Secured Credit Facility, including:


      /bullet/ All of the stock in our existing and future Restricted
        Subsidiaries (as defined in the Pledge Agreement with respect to the Senior Credit Facility); and

      /bullet/ A pledge of all existing intercompany notes issued to any Restricted Subsidiary by any of its subsidiaries.

     The Secured Credit Facility also includes covenants which, among other things, restrict our ability to:


      /bullet/ Incur additional debt

      /bullet/ Declare dividends or redeem or repurchase capital stock

      /bullet/ Prepay, redeem or purchase debt

      /bullet/ Incur liens

      /bullet/ Make loans and investments
      /bullet/ Make capital expenditures
      /bullet/ Engage in mergers, acquisitions and asset sales, and

      /bullet/ Engage in transactions with affiliates.


     We are also required to comply with financial covenants with respect to certain minimum ratios, including debt covenants, interest, fixed charges and current ratio. See "Risk Factors--High Level of Indebtedness; Ability to Service Indebtedness," "--Restrictive Covenants Imposed by the Secured Credit Facility" and "Business--Recent Developments--Secured Credit Facility."


     ACQUISITION OF PATTON MANAGEMENT CORPORATION. On April 1, 1998, we purchased all of the outstanding common stock of Patton Management Corporation ("Patton") for approximately $4.0 million. Patton provides advanced telecommunication network services to upgrade existing networks and to provide connectivity to office buildings, local and wide area networks.


     ACQUISITION OF CERTAIN COMSAT ASSETS. On February 25, 1998, we acquired certain assets and assumed certain liabilities of CRSI Acquisition, Inc. (doing business as COMSAT RSI JEFA Wireless Systems ("COMSAT"), a subsidiary of COMSAT Corporation. We acquired the accounts receivable and the fixed assets of the seller and assumed its trade payables, and received a cash payment from the seller at closing of approximately $4.7 million. We also assumed certain construction contracts with the Texas Department of Transportation and various other telecommunications customers. COMSAT engaged in the installation of intelligent traffic management systems and the design and construction of wireless communication networks. COMSAT operated in twenty-one states, primarily in Texas and Alabama.


     JOINT VENTURE WITH CLARION RESOURCES COMMUNICATION CORP. On September 23, 1997, we entered into a five-year joint venture with Clarion Resources Communication Corp. ("Clarion"). Clarion is principally owned by Telenor, the telephone company of Norway. We have agreed with Clarion to jointly market, manufacture and license our proprietary telephone call record and data collection technology, called NeuroLAMA, in Europe and Asia. Clarion has agreed to provide us with an international sales force and to obtain suitable financing to purchase and install NeuroLAMA. The venture will not require a capital investment from us but should provide a stable royalty stream if the venture is successful.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     We have provided you with a summary of our historical financial statements. The following information should be read in conjunction with the sections "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our results of operations reflect the operating results of MFSNT, COMSAT and other acquired businesses only from the respective dates of acquisition. Accordingly, our results are not necessarily comparable on a period-to-period basis. For additional information with respect to the impact of certain acquisitions, see our Pro Forma Financial Statements referenced on page P-1 of this Prospectus. See also the Consolidated Financial Statements for the Company, the Consolidated Financial Statements for MFSNT, the Financial Statements for COMSAT, and the related notes to those statements, which are included in this Prospectus. The financial data for the nine months ended July 31, 1997 and 1998 include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position and results of the Company for such period. Due to seasonality and other market factors, the consolidated historical results for the nine months ended July 31, 1998 are not necessarily indicative of results for a full year.


                                                                                     YEAR ENDED OCTOBER 31,
                                                                   -----------------------------------------------------------
                                                                       1993        1994        1995        1996        1997
                                                                   ----------- ----------- ----------- ----------- -----------
INCOME STATEMENT DATA:
 Revenues ........................................................  $ 20,048    $ 25,784    $ 35,408    $ 48,906    $ 86,334
                                                                    --------    --------    --------    --------    --------
 Costs and expenses:
  Costs of revenues ..............................................     8,874      16,395      27,720      40,486      68,164
  General and administrative .....................................     1,060       4,167       5,464       8,403       8,780
  Depreciation and amortization ..................................       399         854       1,914       2,750       4,532
  Charges and transaction/ translation losses (gains) related to
   Latin American operations .....................................       828       2,382          96       3,553          17
                                                                    --------    --------    --------    --------    --------
  Total costs and expenses .......................................    11,161      23,798      35,194      55,193      81,494
                                                                    --------    --------    --------    --------    --------
  Income (loss) from operations ..................................     8,887       1,987         214      (6,287)      4,840
                                                                    --------    --------    --------    --------    --------
 Other expenses (income), net:
  Loss on sale of investments ....................................        --          --         100          --          --
  Interest expense ...............................................        64         397       1,118       1,350       1,565
  Interest and dividend income ...................................        --        (418)       (673)       (270)       (449)
  Other expenses .................................................        --          --          --          32        (153)
                                                                    --------    --------    --------    --------    --------
  Total other expenses (income), net .............................        64         (21)        546       1,112         963
                                                                    --------    --------    --------    --------    --------
 Income (loss) before income taxes and minority interest .........     8,823       2,008        (332)     (7,399)      3,877
 Income tax (benefit) expense ....................................     2,242         632        (368)       (891)        727
                                                                    --------    --------    --------    --------    --------
 Income (loss) before minority interest ..........................     6,581       1,375          36      (6,508)      3,150
 Minority interest ...............................................     2,023        (429)       (317)       (598)       (292)
                                                                    --------    --------    --------    --------    --------
 Net income (loss) ...............................................     4,558         946        (281)     (5,910)      2,858
 Preferred stock dividends .......................................        --          --          --          --        (260)
 Discount attributable to beneficial conversion privilege of
  preferred stock ................................................        --          --          --          --      (1,266)
                                                                    --------    --------    --------    --------    --------
 Income (loss) applicable to common stock ........................  $  4,588    $    946    $   (281)   $ (5,910)   $  1,332
                                                                    ========    ========    ========    ========    ========
PER SHARE DATA(1):
 Earnings per share--basic .......................................  $    .71    $    .12    $   (.03)   $   (.71)   $    .16
 Earnings per share--diluted .....................................       .66         .12        (.03)       (.71)        .16
BALANCE SHEET DATA (AT END OF PERIOD):
 Cash and cash equivalents .......................................  $  2,137    $  3,432    $  2,952    $  3,267    $  6,230
 Total assets ....................................................    11,571      36,604      32,482      38,919      50,346
 Total debt ......................................................       518       8,293       5,255      10,115      17,294
 Total shareholders' equity ......................................     7,346      15,832      17,467      11,598      15,247



                                                                    NINE MONTHS ENDED JULY
                                                                             31,
                                                                   ------------------------
                                                                       1997        1998
                                                                   ----------- ------------
INCOME STATEMENT DATA:
 Revenues ........................................................  $ 61,181    $ 114,524
                                                                    --------    ---------
 Costs and expenses:
  Costs of revenues ..............................................    47,640       89,691
  General and administrative .....................................     6,366       12,703
  Depreciation and amortization ..................................     3,237        4,468
  Charges and transaction/ translation losses (gains) related to
   Latin American operations .....................................        13          (50)
                                                                    --------    ---------
  Total costs and expenses .......................................    57,256      106,812
                                                                    --------    ---------
  Income (loss) from operations ..................................     3,925        7,712
                                                                    --------    ---------
 Other expenses (income), net:
  Loss on sale of investments ....................................        --           --
  Interest expense ...............................................       852        2,492
  Interest and dividend income ...................................      (362)        (131)
  Other expenses .................................................       165          296
                                                                    --------    ---------
  Total other expenses (income), net .............................       655        2,657
                                                                    --------    ---------
 Income (loss) before income taxes and minority interest .........     3,270        5,055
 Income tax (benefit) expense ....................................       850        1,670
                                                                    --------    ---------
 Income (loss) before minority interest ..........................     2,420        3,385
 Minority interest ...............................................      (130)        (756)
                                                                    --------    ---------
 Net income (loss) ...............................................     2,290        2,629
 Preferred stock dividends .......................................      (185)        (204)
 Discount attributable to beneficial conversion privilege of
  preferred stock ................................................      (939)        (723)
                                                                    --------    ---------
 Income (loss) applicable to common stock ........................  $  1,166    $   1,702
                                                                    ========    =========
PER SHARE DATA(1):
 Earnings per share--basic .......................................  $    .14    $     .18
 Earnings per share--diluted .....................................       .14          .18
BALANCE SHEET DATA (AT END OF PERIOD):
 Cash and cash equivalents .......................................  $  6,382    $   5,079
 Total assets ....................................................    45,811      234,597
 Total debt ......................................................    18,191       62,272
 Total shareholders' equity ......................................    13,377       35,076

---------------
(1) Per share data have been restated, where applicable, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which became effective for the Company during the current fiscal year.

                                 RISK FACTORS


     INVESTING IN THE COMMON STOCK IS RISKY AND YOU SHOULD BE ABLE TO BEAR A COMPLETE LOSS OF YOUR INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF COMMON STOCK. YOU SHOULD ALSO BE AWARE THAT THIS SECTION CONTAINS "FORWARD-LOOKING STATEMENTS." YOU SHOULD READ THESE STATEMENTS TOGETHER WITH THE DISCUSSION OF THE RISKS AND UNCERTAINTIES REGARDING THESE STATEMENTS CONTAINED UNDER THE HEADING "FORWARD-LOOKING STATEMENTS" IN THIS PROSPECTUS.


RISKS RELATED TO NON-COMPLIANCE WITH COVENANTS MADE TO THE HOLDERS OF SERIES B SECURITIES


     In connection with the sale of the Series B Securities described under "Prospectus Summary-- Recent Developments" and "Business--Recent Developments," we granted to the holders of the Series B Securities registration rights with respect to the Common Stock underlying the Series B Securities. Under certain circumstances, including if the registration statement that includes the Common Stock underlying the Series B Securities is not declared effective by the SEC by December 27, 1998, or if we are delisted under certain circumstances from any securities exchange, or if any representation or warranty made by us to the holders of the Series B Securities was not true, then we may be forced to redeem all or part of the Series B Securities at a 30% premium over what was paid for the Series B Securities. In addition, we will be required to make certain default payments for each thirty-day period after December 27, 1998 until the Common Stock underlying the Series B Securities is not listed on the Nasdaq Stock Market (or other securities exchange and/or market on which the Common Stock is then listed). Although we will use our best efforts to have the registration statement declared effective by December 27, 1998 and to have the Common Stock listed on the Nasdaq Stock Market by that time, we cannot guarantee that we will be successful, in part because we are dependent upon the efforts or approvals of others (such as the SEC with respect to the effectiveness of the registration statement). If the holders of the Series B Securities exercise their redemption rights, we may not have sufficient cash to redeem the securities and may then be in default under the terms of our Secured Credit Facility, with the likely result that our business, financial condition and results of operations would be materially impacted.


RISKS ASSOCIATED WITH SENIOR NOTES


     Pursuant to certain amendments with the holders of our Senior Notes, the $10.0 million aggregate principal amount of Senior Notes mature November 30, 1998. The Company will also be required to pay a prepayment penalty of $2.0 million. In addition, such retirement will result in the accelerated amortization of approximately $1.0 million of deferred financing costs.


     We do not currently have sufficient funds to retire the Senior Notes. Accordingly, the Company must obtain additional capital through the liquidation of assets and/or the sale of additional debt and/or equity securities. We cannot guarantee that we will be able to obtain sufficient capital to retire the Senior Notes on a timely basis. In addition, the terms and conditions of the asset liquidations and/or refinancings could have a material adverse effect on the Company's financial condition and results of operations.


RISKS ASSOCIATED WITH THE WORLDCOM NOTE


     Under the terms of the September Agreement with WorldCom Network, we agreed to execute the WorldCom Note for $30.0 million in favor of WorldCom Network. As of September 30, 1998, the entire principal amount and approximately $0.6 million in interest were outstanding under the WorldCom Note. All remaining principal and interest on the WorldCom Note is due and payable by December 15, 2000. We have pledged our stock in New MFSNT as collateral for the WorldCom Note. If we default on our obligations under the WorldCom Note, it is anticipated that WorldCom will be able to do any or all of the following:


   /bullet/ Accelerate all principal and interest we owe WorldCom under the WorldCom Note

   /bullet/ Acquire all of our stock in New MFSNT


     /bullet/ Keep all principal and interest we may have already paid under the WorldCom Note


   /bullet/ Require us to pay an 18% annual default rate of interest while we are in default


   /bullet/ Cause WorldCom Network to apply 12% of the payment it owes us at the time of default under the WorldCom Master Services Agreement to the outstanding principal and interest due under the WorldCom Note


     In addition, it is anticipated that if we do not repay the WorldCom Note in full by December 15, 2000, WorldCom will be able to:


   /bullet/ Reduce the minimum yearly and aggregate revenues we would receive under the WorldCom Master Services Agreement


   /bullet/ Refuse to give us additional work under the WorldCom Master
    Services Agreement while we are in default


     In addition, because the definitive documentation relating to the WorldCom Note has not been finalized, there are likely to be certain ambiguities and inconsistencies with respect to the parties' relative interpretations of the Company's obligations to WorldCom.


     Our business and financial condition would be materially affected by any default under the WorldCom Note.


HIGH LEVEL OF INDEBTEDNESS; ABILITY TO SERVICE INDEBTEDNESS


     We have incurred a high level of debt. At July 31, 1998, we had approximately $62.3 million of total debt. We may incur future debt to acquire other businesses or for our working capital or operations. However, existing credit facilities will restrict our ability to incur future debt.


     Payments of principal and interest on borrowings may leave us with insufficient cash resources for our operations. Further, a high debt level creates an increased risk that we may default on our obligations. If we default, the lenders who lent us funds on a secured basis could take the property securing their loans and can immediately require us to pay our obligations in full. Our ability to repay our debt depends upon a number of factors, many of which are beyond our control. These factors include, among other things:


     /bullet/ Changes in interest rates


     /bullet/ The state of the economy


     /bullet/ Our financial condition


     /bullet/ The amount of competition we face


     /bullet/ Changes in the law


     /bullet/ Changes in the communications industry, generally


     /bullet/ Changes in our customer base


     /bullet/ Timing of our customers' payment for existing work orders and projects


     /bullet/ Seasonal factors that may hinder our ability to work on projects, including weather conditions


     As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," based on current operations and the Company's asset base, we believe that our cash on hand, cash flows from operations and available borrowings under the Secured Credit Facility will be sufficient to fund our capital requirements for the next twelve months but may not allow us to repay our debts as or before they become due. There can be no assurance that the Company will not experience adverse operating results or other factors, including the inability to refinance the Senior Notes or a default in connection with its obligations to the holders of Series B Securities, which could materially increase its cash requirements or adversely affect its liquidity position.


     The amount of our debt could have important consequences on our future performance and to the holders of any future debt instruments. Our debt or credit facilities may limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes. Our debt levels may prevent us from timely responding to changing market conditions and increase our vulnerability in the event of a downturn in general economic conditions or our business.


     We conduct substantially all of our operations through our subsidiaries and are essentially a holding company. We rely on dividends, loan repayments and other intercompany cash flows from our subsidiaries to generate the funds necessary to repay our debts and other obligations. The payment of dividends from our subsidiaries and the making and repayment of loans and advances are subject to statutory, contractual and other restrictions, are dependent upon the earnings of our subsidiaries and are subject to various business considerations. See "Market Price of Common Stock and Dividend Policy."


RISKS RELATED TO LEGAL PROCEEDINGS


     On May 21, 1998, SIRIT Technologies, Inc. ("SIRIT") filed a lawsuit in the United States District Court for the Southern District of Florida against us and Thomas M. Davidson, who has since become a member of our Board of Directors. SIRIT asserts claims against us for tortious interference, fraudulent inducement, negligent misrepresentation and breach of contract in connection with our agreement to purchase the shares of MFSNT and seeks injunctive relief and compensatory damages in excess of $100.0 million. In the opinion of management, the lawsuit will not have a material adverse effect upon our consolidated financial position or results of operations. We intend to vigorously defend this matter.


     On September 10, 1998, Shipping Financial Services Corp. ("SFSC") filed a lawsuit in the United States District Court for the Southern District of Florida against Able, Chairman of the Board Gideon Taylor, Chief Executive Officer Frazier L. Gaines, Chief Accounting Officer Jesus Dominguez, and Chief Financial Officer Mark A. Shain. SFSC asserts claims under the federal securities laws against us and four of our officers that the defendants allegedly caused us to falsely represent and mislead the public with respect to two acquisitions, COMSAT and MFSNT, and our ongoing financial condition as a result of the acquisitions and the related financing of those acquisitions. SFSC seeks certification as a class action on behalf of itself and all others similarly situated and seeks unspecified damages and attorneys' fees. We are currently assessing the allegations set forth in the lawsuits and we intend to vigorously defend this matter. An adverse outcome in this lawsuit would likely have a material adverse effect upon our consolidated financial position and results of operations.


     We are aware of the filing of additional shareholder lawsuits. The allegations of these lawsuits appear to be based on allegations similar to those set forth in the SFSC lawsuit. We intend to vigorously defend these similar lawsuits as well.


     We are party, from time to time, to other various legal proceedings. In the opinion of management, none of these other proceedings is expected to have a material adverse effect on our consolidated financial position or results of operations.

SUBSTANTIAL RELIANCE ON KEY CUSTOMERS; DEPENDENCE ON MAJOR CONTRACTS; FAILURE TO WIN PUBLIC BIDS


     Our customer base is highly concentrated and our key customers may change from year to year. We receive, and expect to continue to receive, a substantial portion of our total revenues and operating income from a concentrated group of customers, including WorldCom. If we were to lose any of our customers and were unable to replace them, our business, financial condition and results of operations could be materially affected. WorldCom Network is not required to extend or renegotiate the WorldCom Master Services Agreement after it terminates in five years. The WorldCom Master Services Agreement presently accounts for a significant portion of our total revenues and the termination of this agreement or our default under the WorldCom Note may materially affect our financial condition and results of operations. See "--Risks Associated with the WorldCom Note."


     Under most of our master services agreements, the customer may typically terminate the agreement for any reason on 90 to 180 days prior written notice. A notable exception to this statement is the WorldCom Master Services Agreement, which may be terminated by WorldCom Network only for cause, as defined in the agreement. The termination or renegotiation of any such contracts or our failure to enter into new master services agreements with our customers could have a material adverse effect on our business and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Many of our contracts, including master contracts, are also opened to bid at the expiration of the contract term, and we may not be able to renew existing contracts that come up for bid. Our failure to win a significant number of existing contracts upon re-bid could have a material adverse effect on our results of operations or financial condition.


MFSNT ACQUISITION INTEGRATION RISKS; POTENTIAL FUTURE ACQUISITIONS


     In order for the MFSNT Acquisition to be beneficial to us, we will need to successfully combine the operations of MFSNT into Able. Until now, we have not acquired the assets and liabilities of a company the size of MFSNT, and this integration process will require substantial time and attention of our management. This process will divert our management's time and attention from our business and operations, which could have a material adverse effect on our results of operations and financial condition. We may not be able to successfully integrate the operations of MFSNT into Able without difficulty, if at all. MFSNT had significant operating losses (approximately $21.5 million for the six-month period ended July 2, 1998) prior to the MFSNT Acquisition. We cannot guarantee that New MFSNT will not incur substantial operating losses in the future. If the losses continue, our financial condition and results of operation likely would be materially adversely affected. See the Consolidated Financial Statements for MFSNT and the Unaudited Pro Forma Financial Statements for the Company included elsewhere in this Prospectus.


     We have grown rapidly through the acquisition of other companies. We anticipate that we may make additional acquisitions on a selective basis as opportunities arise. However, there can be no assurance that we will be able to continue to identify and acquire appropriate businesses on satisfactory terms. Further, our acquired companies may not perform as expected. In growing the Company through acquisitions, we face inherent risks in assessing the value, strengths and weaknesses of growth opportunities, in evaluating the costs and uncertain returns of expanding our operations and in integrating existing operations with new acquisitions. Future competition for acquisition candidates could raise prices for these targets and lengthen the time period required to recoup our investment. Our anticipated growth may place significant demands on our management and our operational, financial and marketing resources. Our operating results and financial condition could be materially and adversely affected if we are unable to successfully integrate and manage acquired businesses, such as MFSNT. For future acquisitions, we may also need to incur additional debt and contingent liabilities, or to amortize expenses related to goodwill and other intangible assets. The terms of our existing or future debt and credit facilities may prevent us from acquiring new companies without our lenders' consent. These events could materially adversely affect our financial condition and results of operations.

MANAGEMENT OF GROWTH


     The growth in size and complexity of our business and expansion of our services and customer base have placed, and are expected to continue to place, significant demands on our management and operations. In particular, we have agreed to provide up to $130 million in infrastructure services annually to WorldCom Network pursuant to the five-year WorldCom Master Services Agreement. In order to perform this work, we will need to hire sufficient laborers, subcontractors and additional management personnel. We may not be able to hire enough subcontractors or personnel to complete this work. Even if we are able to perform these services, our performance under the WorldCom Master Services Agreement may hurt our ability to provide services to our other customers. In addition, our ability to compete effectively and to manage future growth will depend on our ability to continue to implement and improve operational and financial systems on a timely basis. We may not be able to manage our future growth, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.


DEPENDENCE ON LABOR FORCE


     Our business is labor intensive with high employee turnover in many operations. The low unemployment rate in the United States could continue to make it more difficult to find qualified personnel at low cost in some areas where we operate. Shortages of labor or increased labor costs could have a material adverse effect on our operations. There can be no assurance that we will be able to continue to hire and retain a sufficient labor force of qualified persons.


RISKS ASSOCIATED WITH THE TELECOMMUNICATIONS INDUSTRY AND TECHNOLOGICAL CHANGE


     A number of factors could adversely affect our customers and their ability or willingness to fund capital expenditures in the future, which in turn could have a material adverse effect on our results of operations. These factors include the potential adverse nature of, or the uncertainty caused by, changes in governmental regulation, technological changes, increased competition, adverse financing conditions for the industry and economic conditions generally. State and federal lawmakers may propose legislation that could potentially affect us, either beneficially or adversely. Various governmental authorities may propose or enact rules and regulations that may also affect us. These laws, rules and regulations, if adopted or enacted, could adversely affect our business, operations and financial condition, or require us to change the way we do business.


     Further, our customer base for our telecommunications services includes public utilities. Public utilities often rely upon funding from government sources. If utilities with whom we do business do not receive necessary government funding, they may be unable to pay us for our work or order new work. If this occurs, the utilities may be forced to reduce the amount of our work, cancel proposed projects, or delay payments under the contract, which would lower our revenues and profits.


     The telecommunications industry is subject to rapid changes in technology. Wireline systems used for the transmission of video, voice and data are subject to potential displacement by various technologies, including wireless technologies. Other companies may develop new technologies that allow users to enhance their telecommunications services without significantly upgrading their existing networks. These new technologies could reduce the need for wireline services, undermine our ability to compete in the telecommunications business and otherwise harm our business, financial condition and results of operations.



UNCERTAINTIES REGARDING PATENTS AND PROTECTION OF PROPRIETARY RIGHTS


     Our success will depend, to a large extent, on our ability to protect our proprietary technology. We do not hold or own any patents for our technology and currently rely on a combination of contractual rights, exclusive and nonexclusive licenses, trade secrets and trademarks, to establish and protect our proprietary rights. Despite these efforts, our proprietary rights protection may not be sufficient to prevent competitors from developing similar technology. Moreover, our business may be adversely affected by competitors that independently develop functionally equivalent technology.


     We currently license certain hardware and software technology from third parties pursuant to contractual license arrangements and plan to continue to do so in the future. We may not be able to retain any or all of our licenses for software and hardware technology, and our inability to continue to utilize such technology could have a material adverse effect upon our results of operations and financial condition. We attempt to ensure that our trade names, trademarks, technology and processes, including patents, trade names, trademarks, technology and processes owned by third parties that have been licensed to us, do not infringe patents and other proprietary rights; however, third parties may allege that these proprietary rights infringe upon the proprietary rights they hold. If infringement is alleged, we may try to obtain a license to use the proprietary right, but we may be unable to do so on acceptable terms, if at all. We may also try to challenge the infringement claim in court, but we may ultimately lose the challenge and could be required to pay the winning party damages, costs, and legal fees. Intellectual property litigation is often lengthy and, if initiated or prosecuted by or against us, would divert management's attention and resources from our operations. The legal costs and other expenses we may incur to challenge an infringement claim, even for claims that we may ultimately win, could also have a material adverse effect upon our business, results of operations and financial condition.


     On July 2, 1998, we received an 18-month license to use the trade name "MFSNT" (and related trademarks and trade names) pursuant to the terms and conditions of a License Agreement between the Company and MFSCC. After the expiration of this 18-month period, we will lose all rights to use these trademarks and trade names. Our inability to use these trademarks and trade names after the expiration of the License Agreement may have a material adverse effect upon the Company and its operations. See "Business--Proprietary Technology and Rights."


RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS


     As part of our business strategy, we expect to seek opportunities to expand our services in various international markets. For the nine months ended July 31, 1998, our international operations accounted for approximately 3% of our revenues and approximately 2% of income from continuing operations, after adjustment for minority interest. We believe that our international efforts are important to our ability to continue to grow and to sell our products and services. However, in marketing our products and services internationally, we will face new competitors, some of whom may have established strong relationships with potential customers. We may not be successful in marketing or distributing our services abroad. If we do not succeed in selling our products and services internationally, we may experience losses from these international operations, which would have a material adverse effect on the financial condition of our consolidated operations. In addition, we currently face and will continue to face certain difficulties and risks inherent in doing business internationally, such as:

   /bullet/ Compliance with regulatory requirements and changes in these requirements

   /bullet/ Export restrictions and controls relating to technology

   /bullet/ Foreign tariffs and other trade barriers

   /bullet/ Difficulties in staffing and managing international operations

   /bullet/ Longer payment cycles and problems in collecting accounts receivable

   /bullet/ Political and social instability

   /bullet/ Fluctuations in foreign economies and currency exchange rates

   /bullet/ Seasonal reductions in business activity during the summer months in Europe and certain other parts of the world

   /bullet/ Potentially adverse tax consequences

     Any or all of the foregoing could have a material adverse effect on our international operations and, consequently, on our business, financial condition and results of operations.


COMPETITION


     The Telecommunications Systems Integration division of the Network Services Group competes for business in two segments: the traditional request for proposal ("RFP")/bid based segment for the installation and integration of infrastructure projects and a less traditional "project development" segment. Our largest competitors in the traditional RFP/bid based segment are telecommunications service providers. The Telecommunications Systems Integration division has identified and pursued a "niche" market for its services, providing network alternatives to large public agencies, utilities and telecommunications service providers through the use of public-private memberships and other financing models unique to the industry. In assembling viable business plans for these large customers to develop their own networks, we face high costs associated with developing and building these networks, as well as the political and financing risks associated with the customer building its own network. We have focused on these "project development" opportunities, presenting ownership or participation opportunities that can generate recurring revenues. Based upon the past experience with these opportunities, we believe that we are a dominant provider for this type of project in the United States. Despite our past achievements, other companies may develop the expertise, experience and resources to provide services that receive greater market acceptance or that are superior in both price and quality to our services. If this occurs, we may not be able to maintain our competitive position.


     The Telecommunications Construction division of the Network Services Group competes for business in a market made up of a large number of smaller size private companies that compete for business in a small area or with few principal customers. In addition, several competitors compete with the Telecommunications Construction division on a much larger scale. The Telecommunications Construction division's largest competitors are MasTec, Inc. and Dycom, Inc. There are relatively few, if any, barriers to entry into this market. As a result, any organization that has adequate financial resources and access to technical expertise may become a competitor to the Company. Existing or prospective customers of the Company may decide not to outsource telecommunications infrastructure construction services in the future.


     The Transportation Systems Integration division of the Transportation Services Group believes it has only two major competitors in the North American market: Lockheed Information Systems Management Co., a division of Lockheed Martin, and Syntonic Technology, Inc., doing business as Transcore ("Transcore"), a division of SAIC Corporation. We have entered into a memorandum of understanding (the "MOU") with Transcore regarding a possible business relationship whereby Transcore would provide operations and management services for the Transportation Systems Integration division. The MOU contemplates that Transcore would render advice on how to profitably operate the Transportation Systems Integration division. Transcore would be compensated either in the form of a premium over their costs incurred or by an allocation of the profits and losses allocable to the division. The MOU also contemplates that Transcore would be granted an option to purchase the Transportation Systems Integration division. The purchase price would be the net book value of the assets of the division. The MOU is non-binding with respect to the material business terms and will terminate on November 1, 1998 unless definitive agreements are entered into prior to that time. There can be no assurance that the Company will enter into definitive agreements.


     The market in which the Transportation Construction division of the Transportation Services Group competes is characterized by small private companies competing for projects of $3 million or less. This market operates in limited geographic areas and features larger companies which meet the experience, bonding and licensure requirements for larger projects. The Transportation Construction division's smaller competitors are High Power of Florida, MICA Corporation of Texas and Fishback & Moore. The Transportation Construction division's larger competitors include Lockheed Martin, Traffic Control Devices of Florida and MasTec, Inc.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS


     We have experienced and expect to continue to experience quarterly variations in revenues, income before income taxes and net income. These variations result from many factors, including the following:


     /bullet/ The timing and volume of work under new or existing construction and maintenance projects


     /bullet/ The budgetary spending patterns of customers


     /bullet/ Timing of services the Company performs under new master services agreements


     /bullet/ The termination of existing master services agreements


     /bullet/ Costs incurred by the Company to support growth by acquisition or otherwise


     /bullet/ The change in mix of the Company's customers and business


     /bullet/ Fluctuations in insurance expense accruals due to changes in claims experience and actuarial assumptions


     /bullet/ Changes in construction and design costs


     /bullet/ General economic conditions


     /bullet/ The effect of the change of business between negotiated contracts as opposed to bid contracts; and


     /bullet/ The timing of additional general and administrative expenses to support the growth of the Company's business.


     Revenues and income before income taxes in our first quarter and, occasionally, the fourth quarter, have in the past been, and may in the future be, adversely affected by weather conditions and the year-end budgetary spending patterns of our customers.


DEPENDENCE ON KEY PERSONNEL; TRANSITION PERIOD


     We depend highly upon the continued services and experience of our senior management team, including Billy V. Ray, Jr., the Company's Executive Vice President of Mergers and Acquisitions and Treasurer, Gideon D. Taylor, Chairman, and Frazier L. Gaines, the Company's President and Chief Executive Officer, and one or more managers of key operating subsidiaries. The loss of the services of these individuals could have a material adverse effect on the business, financial condition and results of operations of the Company. Our executive team is currently operating in a transition period and is currently seeking to hire a permanent Chief Executive Officer. Despite these efforts, we may not be able to hire a permanent Chief Executive Officer in the immediate future or at all. This would result in continued overlapping of responsibilities of the current management team and certain inefficiencies. When we hire a permanent Chief Executive Officer, Mr. Gaines intends to return to his position of President of Able Telcom International, Inc. ("ATI"), a wholly owned subsidiary of the Company.


     As a result of the MFSNT Acquisition, we are dependent on the continued services and experience of certain members of MFSNT's former management, as we integrate our services to include the network and transportation services that MFSNT provided prior to the MFSNT Acquisition. Certain key members of MFSNT's former management have resigned. These resignations may have a material adverse effect on the success of the MFSNT Acquisition and on the business, financial condition and results of operations of the Company. Further, other former employees of

MFSNT may choose to resign. Further resignations, especially while integrating the operations of MFSNT into the Company, could have a material adverse effect upon these integration efforts and upon our financial condition and results of operations. See "--MFSNT Acquisition Integration Risks; Potential Future Acquisitions." We do not maintain key-person life insurance on the lives of any of our executives. See "Management."


BACKLOG


     Our order backlog may fluctuate and does not necessarily indicate the amount of future revenues. The current order backlog may not necessarily lead to revenues in any future period. As of July 31, 1998, our backlog was approximately $1.2 billion. Approximately 30% of this backlog was attributable to WorldCom Network. We can cancel a substantial amount of our order backlog without penalty. However, in some cases, we may not be able to recover our actual committed costs and profit on work performed up to the date of cancellation. Cancellations of pending purchase orders or termination or reductions of purchase orders in progress from our customers could have a material adverse effect on our business, operating results and financial condition.


RESTRICTIVE COVENANTS IMPOSED BY THE SECURED CREDIT FACILITY


     The Secured Credit Facility restricts our ability to, among other things, dispose of assets, merge or consolidate with another entity, incur additional indebtedness, create liens, make capital expenditures, pay dividends or make other investments or acquisitions. To secure our obligations under this facility, we granted the lenders a first priority security interest in all of our tangible property, including the stock of several of our subsidiaries. This facility also requires us to maintain certain financial ratios and restricts our ability to prepay other indebtedness, including the Senior Notes. Our ability to comply with these restrictions may be affected by events that are beyond our control.


     If we violate any of these provisions, we could default on our obligations under the Secured Credit Facility, even though we are able to pay our debts on time and when due. If we default, the lenders who lent us funds under the Secured Credit Facility could elect to declare all principal and interest we owe them to be immediately due and payable. Additionally, these lenders could exercise their right to take control of all our tangible property, including the stock of the subsidiaries we pledged as collateral. These lenders could also refuse to extend any additional credit to us. A default under the Secured Credit Facility could trigger default provisions in our other loans, which would also make all principal and interest under those loans to be immediately due and payable. If this happens, we may not have sufficient funds to pay off all our defaulting loans. If these lenders retain control of our tangible assets, we would lose several of our operational subsidiaries. These restrictions may also prevent us from taking action we believe is necessary or desirable to respond to changing business and economic conditions. We also may be prevented from engaging in transactions that might otherwise be considered beneficial to us. See "Description of Certain Indebtedness--Secured Credit Facility."


YEAR 2000 COMPLIANCE


     Many computer programs and applications define the applicable year using two digits rather than four in order to save memory and enhance the speed of repeated date-based calculations. The "Year 2000 problem" refers to the inability of these computer programs on and after January 1, 2000 to recognize that "00" refers to "2000" rather than "1900." The term "Year 2000-compliant" means a computer or a computer system which has been designed or modified to recognize dates on and after January 1, 2000. Many of our computer programs that have time-sensitive software may not be Year 2000-compliant. If our systems are not Year 2000-compliant, they could malfunction or fail altogether, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.


     We are conducting an internal audit with, and obtaining certificates from, our software vendors to verify Year 2000 compliance with our software. We have initiated a conversion from existing accounting software to programs that are Year 2000-compliant. Management has determined that the Year 2000 problem will not pose significant operational problems for our computer systems. As a result, all costs associated with the conversion of our accounting software are being expensed as incurred. We will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. We anticipate completing the Year 2000 project within one year but not later than October 31, 1999, which is prior to any anticipated impact on our operating systems.


     We have initiated formal communications with all of our significant suppliers and large customers to determine the extent to which our interface systems are vulnerable to those third parties' failure to become Year 2000-compliant. There can be no guarantee that our customers or suppliers, or any other company upon which our systems rely or with which we do business, will be Year 2000-compliant by January 1, 2000, if ever. The inability of such systems to achieve Year 2000 compliance may have a material adverse affect on the Company and its operations.


     The costs of the project and the date on which we believe we will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.


PREFERRED STOCK


     The Board of Directors has the authority to issue up to 994,800 shares of preferred stock in one or more series with such rights, preferences and terms as may be determined by the Board of Directors. The Board of Directors may issue and designate shares or series of preferred stock without approval or ratification from the holders of Common Stock. The Company could issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The Company could also issue preferred stock to delay, defer or prevent a change in control of the Company, even if the change in control would be desired by a majority of the Company's shareholders. However, the Senior Notes, the Senior Credit Facility and the Series B Preferred Sock may restrict or prohibit altogether our ability to issue preferred stock in certain circumstances. The Company does not presently intend to issue any additional shares of preferred stock. On June 26, 1998, the Board of Directors authorized 4,000 shares of Series B Preferred Stock, and the Company issued these shares on June 30, 1998 in a private placement. See "Description of Securities--Series B Preferred Stock."


SHARES ELIGIBLE FOR FUTURE SALE


     As of October 13, 1998, the Company had approximately 11.1 million shares of Common Stock issued and outstanding. Assuming that as of October 13, 1998, the holders of the Series B Preferred Stock, the Series B Preferred Stock Warrants, the John Hancock Warrants, and the MFSCC Option (subject to the "cashless" exercise limitations) had converted or exercised all of their securities into shares of Common Stock, the Company would have had approximately 19.0 million shares of Common Stock issued and outstanding on that date, substantially all of which would be eligible for sale in the public market.


POSSIBLE VOLATILITY OF SHARE PRICE


     The market price of the Common Stock has been and may continue to be highly volatile. Many factors could cause the market price of the Common Stock to continue to fluctuate substantially, including, among other things:


   /bullet/ Our announcements of operating results and other significant events

   /bullet/ Actions by persons who engage in "short sales" and other similar activities with respect to the Common Stock


   /bullet/ Quarterly fluctuations in our operating results


   /bullet/ Changes in general conditions of the economy


   /bullet/ Health and status of the financial markets generally, including that of securities listed on Nasdaq


   /bullet/ Actions and recommendations from time to time by investment bankers and others in the financial markets with respect to the Common Stock


   /bullet/ Fluctuations in price and volume of high technology and telecommunications companies generally


   /bullet/ Conditions in our industry


   /bullet/ Developments affecting us, our customers, suppliers, and others with whom we transact business


   /bullet/ Future issuances of our Common Stock or other securities


   /bullet/ The integration of MFSNT into Able


   /bullet/ Future acquisitions


   /bullet/ Other reasons unrelated to our operating performance


DIVIDENDS


     We have never paid any dividends to holders of shares of Common Stock. Holders of Series B Preferred Stock are generally entitled to receive cumulative quarterly dividends at a rate of 4% per year. We may pay these dividends in shares of Common Stock, or, at our election after notifying the holders of the Series B Preferred Stock, in cash. We expect that, except as to the Series B Preferred Stock, we will retain our earnings, if any, to finance operations. Thus, we do not expect to pay dividends to holders of Common Stock for the foreseeable future. In addition, the Series B Preferred Stock, the WorldCom Note, the Senior Notes and the Secured Credit Facility restrict the Company's ability to declare or pay dividends on its capital stock. See "Market Price of Common Stock and Dividend Policy."


ANTITAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW AND FINANCING ARRANGEMENTS


     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding "control shares" of a publicly held Florida corporation. "Control shares" are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person, immedately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (a) at least 20% but less than 33 1/3% of all voting power,
(b) at least 33 1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). See "Description of Securities." In addition, the documents relating to our debt and equity financings restrict or prohibit certain issuances of equity securities and provide for acceleration of certain indebtedness upon a change in control of the Company. The potential acceleration of indebtedness may deter an attempted takeover of the Company.



                                USE OF PROCEEDS


     We are not selling any of the shares offered in this Prospectus, and we will not receive any of the proceeds from the sale of those shares. However, we may receive proceeds from the exercise of the MFSCC Option, the Series B Preferred Stock Warrants and the John Hancock Warrants, as follows:


   /bullet/ To the extent that MFSCC exercises the MFSCC Option by paying the cash exercise price, we will receive gross proceeds in an amount equal to the number of shares of Common Stock exercised for cash and not on a "cashless" basis, multiplied by $7.00 per share.


   /bullet/ To the extent that the Series B Preferred Stock Warrants are exercised, we will receive gross proceeds in an amount equal to the number of shares exercised, multiplied by $19.80 per share, subject to adjustment.


   /bullet/ To the extent that the John Hancock Warrants are exercised, we will receive gross proceeds in an amount equal to the number of shares exercised, multiplied by $8.25 per share.


     We will bear all of the costs and expenses associated with registering the shares. The gross proceeds that we receive from the exercise of these securities will be reduced by the amount of related expenses. We anticipate that we will use the gross proceeds, if any, for working capital and general corporate purposes.

               MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY


     The Common Stock is traded on the Nasdaq National Market under the trading symbol "ABTE." The following table provides for each period indicated the high and low closing sale prices for the Common Stock.


                                                       SALE PRICE RANGE
                                                    ----------------------
                                                       HIGH         LOW
                                                    ----------   ---------
YEAR ENDED OCTOBER 31, 1996
 1st Quarter .................................... $    7.50    $   5.25
 2nd Quarter ....................................      6.50        5.25
 3rd Quarter ....................................      7.25        5.375
 4th Quarter ....................................      9.625       5.375
YEAR ENDED OCTOBER 31, 1997
 1st Quarter .................................... $    9.125   $   7.50
 2nd Quarter ....................................      9.000       7.625
 3rd Quarter ....................................      8.75        7.25
 4th Quarter ....................................     10.1875      7.875
YEAR ENDED OCTOBER 31, 1998
 1st Quarter .................................... $    9.8675  $   6.625
 2nd Quarter ....................................     12.4375      7.3125
 3rd Quarter ....................................     20.3125      9.375
 4th Quarter (through October 13, 1998) .........      9.875       2.6875

     On October 13, 1998, the last reported sales price of the Common Stock was $4.125 and there were 404 record holders of the Common Stock.


     We have never paid any dividends to holders of shares of Common Stock. The terms of the Secured Credit Facility, the Series B Preferred Stock, the WorldCom Note and the Senior Notes restrict or prohibit our ability to declare or pay dividends on shares of Common Stock. See "Management's Discussion of Financial Condition and Results of Operations--Liquidity and Capital Resources," and "Consolidated Audited Financial Statements of the Company." Holders of Series B Preferred Stock are generally entitled to receive cumulative quarterly dividends at a rate of 4% per year. We may pay these dividends in shares of Common Stock, or, at our election, in cash, provided that we give the holders of the Series B Preferred Stock 20 days prior written notice.


     We expect that, except for the dividends required to be paid or payable to the holders of the Series B Preferred Stock, we will retain our earnings, if any, to finance operations. Thus, we do not expect to pay dividends to holders of Common Stock for the foreseeable future.

                                CAPITALIZATION


     The following table sets forth, as of July 31, 1998, the unaudited capitalization of the Company, on a consolidated basis. This table should be read in conjunction with the historical financial statements of the Company and the related notes thereto included elsewhere in this Prospectus.


                                                                                AT JULY 31, 1998
                                                                               -----------------
                                                                                 (IN THOUSANDS)
Total debt(1):
 Secured Credit Facility ...................................................       $  25,698
 Senior Notes(2) ...........................................................           8,865
 WorldCom Note(3) ..........................................................          20,000
 Other long-term debt(4) ...................................................           7,709
                                                                                   ---------
  Total debt ...............................................................          62,272
Series B Convertible Preferred Stock, par value $.10 per share, 4,000 shares
  authorized, 4,000 shares issued and outstanding(5) .......................          14,690
Stockholders' equity:
 Common Stock, par value $.001 per share, 25,000,000 shares authorized,
   10,057,743 shares issued and outstanding(6) .............................              10
Additional paid-in capital .................................................          33,686
Retained earnings ..........................................................           1,380
                                                                                   ---------
 Total stockholders' equity ................................................          35,076
                                                                                   ---------
  Total capitalization .....................................................       $ 112,038
                                                                                   =========

----------------
(1) For information concerning Able's indebtedness outstanding at July 31, 1998, see Note 3 of Notes to Able's Condensed Consolidated Financial Statements.
(2) Amount is net of discount of $1.1 million in debt discount arising from valuation of the John Hancock Warrants.
(3) See "Business--Recent Developments--The MFSNT Acquisition" for discussion of the WorldCom Note.
(4) Consists primarily of capital leases for construction equipment.
(5) A total of 1,000,000 shares of preferred stock is authorized, of which 1,200 shares have been designated Series A Convertible Preferred Stock and 4,000 shares have been designated Series B Convertible Preferred Stock. At July 31, 1998, all of the Series A Convertible Preferred Stock had been converted. See Note 4 of Notes to Able's Consolidated Financial Statements.
(6) Excludes 875,085 shares of Common Stock subject to currently outstanding options and 141,240 shares of Common Stock reserved for future issuance under the Company's 1995 Stock Option Plan, as amended (the "Plan"). See "Management--1995 Stock Option Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     We have provided you with a summary of our historical financial statements. The following information should be read in conjunction with the sections "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our results of operations reflect the operating results of MFSNT, COMSAT and other acquired businesses only from the respective dates of acquisition. Accordingly, our results are not necessarily comparable on a period-to-period basis. For additional information with respect to the impact of certain acquisitions, see our Pro Forma Financial Statements referenced on page P-1 of this Prospectus. See also the Consolidated Financial Statements for the Company, the Consolidated Financial Statements for MFSNT, the Financial Statements for COMSAT, and the related notes to those statements, which are included in this Prospectus. The financial data for the nine months ended July 31, 1997 and 1998 include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position and results of the Company for such period. Due to seasonality and other market factors, the consolidated historical results for the nine months ended July 31, 1998 are not necessarily indicative of results for a full year.


                                                                                      YEAR ENDED OCTOBER 31,
                                                                   -------------------------------------------------------------
                                                                       1993        1994        1995         1996         1997
                                                                   ----------- ----------- ----------- ------------- -----------
INCOME STATEMENT DATA:
Revenues .........................................................  $ 20,048    $ 25,784    $ 35,408     $  48,906    $ 86,334
                                                                    --------    --------    --------     ---------    --------
Costs and expenses:
 Costs of revenues ...............................................     8,874      16,395      27,720        40,486      68,164
 General and administrative ......................................     1,060       4,167       5,464         8,403       8,780
 Depreciation and amortization ...................................       399         854       1,914         2,750       4,532
 Charges and transaction/ translation losses (gains) related to
  Latin American operations ......................................       828       2,382          96         3,553          17
                                                                    --------    --------    --------     ---------    --------
 Total costs and expenses ........................................    11,161      23,798      35,194        55,193      81,494
                                                                    --------    --------    --------     ---------    --------
 Income (loss) from operations ...................................     8,887       1,987         214        (6,287)      4,840
                                                                    --------    --------    --------     ---------    --------
Other expenses (income), net:
 Loss on sale of investments .....................................        --          --         100            --          --
 Interest expense ................................................        64         397       1,118         1,350       1,565
 Interest and dividend income ....................................        --        (418)       (673)         (270)       (449)
 Other expenses ..................................................        --          --          --            32        (153)
                                                                    --------    --------    --------     ---------    --------
 Total other expenses (income), net ..............................        64         (21)        546         1,112         963
                                                                    --------    --------    --------     ---------    --------
 Income (loss) before income taxes and minority interest .........     8,823       2,008        (332)       (7,399)      3,877
Income tax (benefit) expense .....................................     2,242         632        (368)         (891)        727
                                                                    --------    --------    --------     ---------    --------
Income (loss) before minority interest ...........................     6,581       1,375          36        (6,508)      3,150
 Minority interest ...............................................     2,023        (429)       (317)         (598)       (292)
                                                                    --------    --------    --------     ---------    --------
Net income (loss) ................................................     4,558         946        (281)       (5,910)      2,858
Preferred stock dividends ........................................        --          --          --            --        (260)
 Discount attributable to beneficial conversion privilege of
  preferred stock ................................................        --          --          --            --      (1,266)
                                                                    --------    --------    --------     ---------    --------
 Income (loss) applicable to common stock ........................  $  4,588    $    946    $   (281)    $  (5,910)   $  1,332
                                                                    ========    ========    ========     =========    ========
PER SHARE DATA(1):
 Earnings per share--basic .......................................  $    .71    $    .12    $   (.03)    $    (.71)   $    .16
 Earnings per share--diluted .....................................       .66         .12        (.03)         (.71)        .16
BALANCE SHEET DATA (AT END OF PERIOD):
 Cash and cash equivalents .......................................  $  2,137    $  3,432    $  2,952     $   3,267    $  6,230
 Total assets ....................................................    11,571      36,604      32,482        38,919      50,346
 Total debt ......................................................       518       8,293       5,255        10,115      17,294
 Total shareholders' equity ......................................     7,346      15,832      17,467        11,598      15,247



                                                                    NINE MONTHS ENDED JULY
                                                                             31,
                                                                   ------------------------
                                                                       1997        1998
                                                                   ----------- ------------
INCOME STATEMENT DATA:
Revenues .........................................................  $ 61,181    $ 114,524
                                                                    --------    ---------
Costs and expenses:
 Costs of revenues ...............................................    47,640       89,691
 General and administrative ......................................     6,366       12,703
 Depreciation and amortization ...................................     3,237        4,468
 Charges and transaction/ translation losses (gains) related to
  Latin American operations ......................................        13          (50)
                                                                    --------    ---------
 Total costs and expenses ........................................    57,256      106,812
                                                                    --------    ---------
 Income (loss) from operations ...................................     3,925        7,712
                                                                    --------    ---------
Other expenses (income), net:
 Loss on sale of investments .....................................        --           --
 Interest expense ................................................       852        2,492
 Interest and dividend income ....................................      (362)        (131)
 Other expenses ..................................................       165          296
                                                                    --------    ---------
 Total other expenses (income), net ..............................       655        2,657
                                                                    --------    ---------
 Income (loss) before income taxes and minority interest .........     3,270        5,055
Income tax (benefit) expense .....................................       850        1,670
                                                                    --------    ---------
Income (loss) before minority interest ...........................     2,420        3,385
 Minority interest ...............................................      (130)        (756)
                                                                    --------    ---------
Net income (loss) ................................................     2,290        2,629
Preferred stock dividends ........................................      (185)        (204)
 Discount attributable to beneficial conversion privilege of
  preferred stock ................................................      (939)        (723)
                                                                    --------    ---------
 Income (loss) applicable to common stock ........................  $  1,166    $   1,702
                                                                    ========    =========
PER SHARE DATA(1):
 Earnings per share--basic .......................................  $    .14    $     .18
 Earnings per share--diluted .....................................       .14          .18
BALANCE SHEET DATA (AT END OF PERIOD):
 Cash and cash equivalents .......................................  $  6,382    $   5,079
 Total assets ....................................................    45,811      234,597
 Total debt ......................................................    18,191       62,272
 Total shareholders' equity ......................................    13,377       35,076

---------------
(1) Per share data have been restated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which became effective for the Company during the current fiscal year.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW


     Able specializes in the design, installation, maintenance and system integration services for advanced voice, data and video communication networks which includes services within the telecommunication infrastructure, traffic management systems, automated manufacturing systems and utility network areas. Currently, Able conducts business through three operating groups: the Network Services Group, the Transportation Services Group, and the Communications Development Group.


     Able was originally incorporated in 1987 as "Delta Venture Fund, Inc." and changed its name to Able Telcom Holding Corp. in 1989. From 1992 to 1994, the majority of Able's operations were in the Venezuelan telecommunications business. Beginning in 1994, Able began expanding its operations in other industries by implementing a plan of growth through acquisition. This plan is ongoing and has resulted in several acquisitions in the southeastern United States over the past four years. These acquisitions include operations relating to the installation and maintenance of traffic control signage, signalization and lighting systems, performance of outside plant telecommunications and electrical power services, the installation, testing and maintenance of intelligent highway and communication systems, as well as the erection of towers for wireless and cellular service providers.


     The following table sets forth, for the periods indicated, selected elements of Able's condensed consolidated statements of operations as a percentage of its revenues:


                                            NINE MONTHS ENDED
                                                JULY 31,                YEARS ENDED OCTOBER 31,
                                          ---------------------   ------------------------------------
                                             1998        1997        1997         1996         1995
                                          ---------   ---------   ---------   -----------   ----------
Revenues:                                   100.00%     100.00%     100.00%      100.00%      100.00%
Cost of revenues ......................      78.27       77.89       78.95        82.78        78.29
General and administrative ............      11.09       10.41       10.17        17.18        15.43
Depreciation and amortization .........       3.90        5.29        5.25         5.62         5.41
Income (loss) from operations .........       6.73        6.42        5.60       (12.85)        0.60
Other expense, net ....................       2.32        1.07        1.12         2.27         1.54
Net income (loss) .....................       2.30        3.74        3.31       (12.08)       (0.79)

     The Company's results of operations reflect the operating results of MFSNT, COMSAT and other acquired businesses only from the respective dates of acquisition. Accordingly, the Company's results are not necessarily comparable on a period-to-period basis. For additional information with respect to the impact of certain acquisitions, see the Company's Pro Forma Financial Statements commencing on page P-1 of this Prospectus.


NINE MONTHS ENDED JULY 31, 1998 COMPARED WITH NINE MONTHS ENDED JULY 31, 1997


     RESULTS OF OPERATIONS. The following discussion and analysis relates to the financial condition and results of operations of Able for the nine months ended July 31, 1998 and 1997. This information should be read in conjunction with Able's condensed consolidated financial statements appearing elsewhere in this document. Except for historical information contained herein, the matters discussed below contain forward looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting Able's operations, markets and profitability. See "Forward-Looking Statements."


     REVENUES. For the nine months ended July 31, 1998 revenues increased $53.3 million, from $61.2 million through July 31, 1997 to $114.5 million, for the nine months ended July 31, 1998. This increase in revenues is due primarily to growth in the Company's operations through the acquisition of MFSNT in the third quarter and the acquisition of COMSAT and Patton in the second quarter of fiscal 1998, as well as increased demands for services in the traffic management and telecommunications industry.

For the nine months ended July 31, 1998, revenues increased by approximately $18.6 million, $15.5 million and $10.3 million related to the acquisitions of MFSNT, COMSAT and Patton, respectively.


     COSTS OF REVENUES. For the nine month periods ended July 31, 1998 and 1997 cost of revenues as a percentage of revenues increased slightly from 77.89% to 78.27%. The increase was due to increased cost related to the Network Services Group resulting from tighter margins and competition in the telecommunications industry, as well as inclement weather which restricted some work during the winter months and extended completion dates into later periods, offset by decreased costs related to the Transportation Services Group acquisition of COMSAT's operations.


     GENERAL AND ADMINISTRATIVE EXPENSES. For the nine months ended July 31, 1998 general and administrative expenses were $12.7 million, an increase of $6.4 million over the same period in the prior year. This increase was due to the overall increase in the management structure, at the corporate level as well as the division offices, necessary to support the Company's increased revenue in accordance with the Company's strategic objective of growth through acquisitions and an increase in costs resulting from the acquisition of MFSNT. For the nine-month period ended July 31, 1998, general and administrative expenses relating to the operations of MFSNT were approximately $1.7 million.


     DEPRECIATION AND AMORTIZATION. For the nine month period ended July 31, 1998, depreciation and amortization expense as a percentage of revenue decreased from 5.29% to 3.90% as compared to the same period in 1997. This decrease, as a percentage of revenue, is due to the significant increase in revenues which did not require the same percentage increase in capital assets to support the operations of the Company. The MFSNT Acquisition resulted in negative goodwill which resulted in the reduction in the depreciable base of the fixed assets to zero. Therefore no depreciation is recorded for the MFSNT operations.


     OTHER EXPENSE, NET. Other expense, net increased by $1.9 million to $2.6 million for the nine month period ended July 31, 1998 as compared to $0.7 million for the comparable period in 1997. This increase is due to increased interest costs relating to the acquisitions of MFSNT, the write-off of loan costs on the Credit Facility (discussed below) of approximately $0.2 million, and a non-cash expense of approximately $0.1 million relating to the earnout agreement associated with the acquisition of Georgia Electric Company ("GEC"). Other expense, net was also impacted by non-cash charges associated with stock options granted at below market prices, the amortization of the cost basis of the Series B Preferred Stock Warrants and amortization of loan costs associated with the Secured Credit Facility.


     INCOME TAXES. Able has paid income taxes at a rate which approximates the rate used when applying federal and state statutory tax rates to pre-tax income, after adjusting for the amortization of nondeductible goodwill.


     INCOME FROM OPERATIONS. For the nine months ended July 31, 1998 income from operations was $7.7 million compared to $3.9 million for the same period in the prior year, primarily as a result of the Company's growth through acquisitions.


     NET INCOME. For the nine months ended July 31, 1998 net income was $2.6 million compared to $2.3 million for the comparable period in 1997 for the reasons described above.


FISCAL YEAR ENDED OCTOBER 31, 1997 COMPARED WITH FISCAL YEAR ENDED OCTOBER 31, 1996


     REVENUES. Revenues for the year ended October 31, 1997 increased $37.4 million over the year prior period, from $48.9 million to $86.3 million, an increase of 76.5%. The acquisition of Georgia Electric Company ("GEC") in October 1996 and Dial Communications, Inc. ("Dial") in December 1996 accounted for approximately $35.0 million of the revenue increase between the 1996 and 1997 fiscal years. The remaining increases in revenue for fiscal year 1997 over fiscal year 1996 were generated from increased demand for services from the other subsidiaries. Revenue for Latin American operations totaled $4.2 million and $3.7 million in the years ended October 31, 1997 and 1996, respectively.


     COSTS OF REVENUES. Costs of revenues increased $27.7 million, from $40.5 million for the 1996 fiscal year to $68.2 million for the 1997 fiscal year. Costs of revenues as a percentage of revenues decreased from 82.8% in 1996 to 78.9% in 1997. The assimilation of GEC and Dial accounted for approximately $27.4 million of the increase in costs of revenues. The increase in gross margin from 17.2% in 1996 to 21.1% in 1997 is due primarily to the increase in profitability in the transportation services industry as a result of measures implemented during fiscal year 1997 to improve labor productivity, control costs, and generate other operational efficiencies as well as the assimilation of GEC. Costs of revenues for Latin American operations totaled $2.2 million and $2.1 million in 1997 and 1996, respectively.


     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended October 31, 1997, were $8.8 million, or 10.2% of revenues, compared to $8.4 million, or 17.2% of revenues, in 1996. The increase in general and administrative expenses for the fiscal year 1997 can be attributed to the assimilation of GEC and Dial which accounted for $1.0 million and $1.5 million, respectively, of the total increase for 1997. This increase was partially offset by a decline in general and administrative expenses from the implementation of cost cutting and containment strategies at the subsidiary level. These expense totals represent a significant decline as a percentage of revenues from prior years as a result of Able's efforts to enhance financial controls and the implementation of its cost-containment program. General and administrative expenses for Latin America were $1.3 million and $1.6 million in 1997 and 1996, respectively.


     In 1997 and 1996, Able incurred approximately $.2 million and $1.1 million, respectively, of start-up and marketing costs related to NeuroLAMA, Able's proprietary telephone call data and billing system, with no corresponding revenues. These amounts have been included in general and administrative expenses for both 1997 and 1996. There can be no assurance that Able will generate sufficient revenues from this business to offset its start up costs.


     DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense was $4.5 million for the year ended October 31, 1997, or 5.2% of revenues, compared to $2.7 million or 5.6% of revenues for 1996. The GEC and Dial acquisitions accounted for $.6 million and $.8 million, respectively, of the total increase in depreciation and amortization expense for 1997. The remaining increase resulted from the continuing improvement and updating of Able's equipment. Depreciation and amortization expense relating to Latin American operations totaled approximately $.5 million in both 1997 and 1996.


     INTEREST EXPENSE. Interest expense was $1.6 million for 1997, or 1.8% of revenues, compared to $1.4 million, or 2.8% of revenues, for 1996. This increase in interest expense is a result of acquisition-related debt and the financing of equipment purchases, which was partially offset by the payment of debt with the proceeds from the issuance of the Series A Convertible Preferred Stock (the "Series A Preferred Stock").


     OTHER (INCOME) EXPENSE, NET. Other (income) expense, net increased to $.6 million in 1997 from $.2 million in 1996. These changes reflect the $.3 million non-cash charge for compensation recognized on stock options granted to certain officers and directors at a discount to market during the year ended October 31, 1997. Additional income and expense items for fiscal year 1997 include a reduction in reserves for settlement of litigation of $.5 million and interest and dividend income of $.4 million.


     NET INCOME. Able reported a net income of $2.9 million. or $.34 per share of Common Stock for both basic and diluted, for the year ended October 31, 1997, compared to a net loss of $5.9 million, or a loss of $.71 per share of Common Stock for both basic and diluted for 1996, before taking into account the non-cash charge for a discounted conversion feature associated with the Series A

Preferred Stock (the "Accretive Dividend"). For fiscal 1997, the Accretive Dividend was $1.3 million which resulted in net income applicable to Common Stock of $1.3 million, or $.16 per share of Common Stock for both basic and diluted.


     The increase in net income for the fiscal year ended October 31, 1997, compared to the previous year is due to the assimilation of GEC, the continued improvement in margins within the Transportation Services Group, and the improvement in margins within the Latin American operations coupled with a reduction in special charges relating to these operations.


     Revenues and net income (loss) from the Company's international operating subsidiaries are presented below for the fiscal years ended October 31, 1997, and 1996. These figures exclude costs associated with the continued marketing and development cost of NeuroLAMA and general and administrative costs of the international management group.


     LATIN AMERICAN OPERATIONS. For the year ended October 31, 1997, Able's net income from Latin American operations increased by $3.5 million over the year ended October 31, 1996. In 1996, the Latin American operations incurred losses of $2.8 million relating to the write-down of goodwill and other assets. Additionally, costs associated with marketing NeuroLAMA decreased from $1.1 million in 1996 to $.2 million in 1997.


     For the year ended October 31, 1997, Latin American revenues increased $.5 million as compared to the year ended October 31, 1996. Revenues generated by Able's Venezuelan operations are largely dependent upon one customer. In the fiscal year ended October 31, 1997, Able's Venezuelan operations were expanded to include a reclamation project that was responsible for approximately $1.0 million of the increase in revenues which was offset by a decrease in activity under the existing contracts in Latin America.


     Revenues and net income (loss) pertaining to Latin American operations are presented below for the years ended October 31, 1997, 1996, and 1995:


                                       1997             1996             1995
                                  -------------   ---------------   -------------
   Revenues ...................    $4,163,317      $  3,745,858      $3,227,750
   Net income (loss) ..........        16,556        (3,628,503)        (54,835)

     Able's net assets of Latin American subsidiaries totaled $2.6 million and $2.1 million at October 31, 1997 and 1996, respectively. In addition, Able's net equity in Latin American operations totaled $1.8 million and $1.6 million at October 31, 1997 and 1996, respectively.


     The foreign currency translation and transaction losses improved during fiscal year 1997. The stabilization of the Venezuelan Bolivar resulted in a decrease in foreign currency losses of $.9 million for the fiscal year ended October 31, 1997, as compared to 1996.


     INCOME TAXES. Income tax expense (benefit) for the year ended October 31, 1997 and 1996, differs from the amounts that would result from applying federal and state statutory tax rates to pre-tax income (loss) primarily due to non-deductible goodwill and losses from foreign operations.


     MINORITY INTEREST. Minority interest represents a shareholder's 50% interest in the earnings of Able's Venezuelan corporations for the fiscal year ended October 31, 1997. For fiscal year 1996, losses were allocated to minority interest to the extent of its invested capital.


YEAR ENDED OCTOBER 31, 1996 COMPARED TO YEAR ENDED OCTOBER 31, 1995


     REVENUES. Revenues for the year ended October 31, 1996 as compared to the prior year period increased $13.5 million, or 35%, from $35.4 million to $48.9 million. The overall increase in total revenues is primarily a result of the acquisition of H.C. Connell, Inc. ("Connell") in December 1995 which provided $12.1 million of revenues. The decrease in revenues from existing businesses is primarily attributable to the Transportation Services Group which provided revenues of $21.2 million for 1996 compared to revenues of $22.9 million in 1995. Revenues from Latin American operations totaled $3.7 million and $3.2 million in 1996 and 1995, respectively.


     COSTS OF REVENUES. Costs of revenues increased from $27.8 million in 1995 to $40.5 million in 1996, and was 82.8% and 78.3% of revenues for the years ended October 31, 1996, and 1995, respectively. The decline in gross margin percentage in fiscal year 1996 is primarily attributable to a significant decline in labor productivity in the Transportation Services Group. Costs of revenues for Latin American operations totaled $2.1 million and $1.6 million in 1996 and 1995, respectively.


     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended October 31, 1996, were $8.4 million, or 17.2% of revenues, compared to $5.5 million, or 15.4% of revenues for 1995. The increase in general and administrative expenses in fiscal 1996 was primarily attributable to the acquisition of Connell which accounted for $.8 million of such expenses and the inclusion of $.9 million of charges representing the write-off of various assets in the Transportation Services Group, primarily accounts receivable. General and administrative expenses for Latin America were $1.6 million in 1996 and $1.2 million in 1995.


     DEPRECIATION AND AMORTIZATION EXPENSE. Depreciation and amortization expense was $2.7 million for the year ended October 31, 1996, or 5.6% of revenues, compared to $1.9 million, or 5.4% of revenues, for 1995. The increase in such expenses is primarily attributable to the acquisition of Connell and additional depreciation resulting from the purchase during 1996 of $2.6 million of equipment required to meet growth primarily in the Network Services Group. Depreciation and amortization expense relating to Latin American operations totaled $0.5 million in both 1996 and 1995.


     INTEREST EXPENSE. Interest expense was $1.4 million in 1996, or 2.8% of revenues, compared to $1.1 million, or 3.2%, of revenues for 1995. This increase is due primarily to approximately $2.3 million of debt incurred in connection with the acquisition of Connell and additional equipment debt of $.6 million.


     INCOME TAXES. For fiscal year 1996, Able recorded a benefit for income taxes of $.9 million on a pretax loss of $7.4 million, or an effective income tax rate of (12)% compared to an income tax benefit of $.4 million on pretax loss of $.3 million, or an effective tax rate of (111)% in 1995. The rate in 1995 results primarily from the reduction in taxes provided on foreign operations.


     MINORITY INTEREST. Minority interest, prior to August 1, 1995, represents a shareholder's 20% share of the earnings of Able's Venezuelan corporations. On August 1, 1995, Able entered into an agreement whereby the shareholder's proportionate share of any future earnings increased from 20% to 50%. For fiscal year 1996, losses were allocated to minority interest to the extent of its invested capital.


     NET LOSS. Able reported a net loss of $5.9 million, or a loss of $.71 per share for both basic and diluted, for the year ended October 31, 1996, compared to a net loss of $.3 million, or a loss of $.03 per share for both basic and diluted, for 1995. The net loss for fiscal 1996 is attributable primarily to translation/transaction losses related to Able's Latin American operations of $3.6 million, including costs associated with marketing Able's proprietary telephone billing system and with the restructuring of the Transportation Services Group.


LIQUIDITY AND CAPITAL RESOURCES


     Cash and cash resources were $5.1 million at July 31, 1998 compared to $6.2 million at October 31, 1997.


     Cash provided from operating activities of $5.9 million is a result of net income generated by the Company of $2.6 million for the nine month period, increased by depreciation and amortization charges of $4.5 million, $0.8 million for contingent consideration for a non-cash charge related to the acquisition of GEC, and $0.8 million for a non-cash charge for the accretive dividend on the Series B Preferred Stock, and offset by increases in accounts receivable balances due to increased revenues as a result of the Company's significant growth in operations.


     Cash used in investing activities of $10.0 million is due to net capital expenditures required to support increased operations and replacement of existing equipment and net expenditures for acquisitions of businesses.


     Cash provided from financing activities of approximately $2.9 million is due primarily to net increases in long term debt and other borrowings in order to fund the acquisitions of MFSNT and Patton, general corporate needs, and working capital requirements.


     Effective January 6, 1998, the Company issued $10.0 million of 12% unsecured Senior Subordinated Notes due January 6, 2005 (the "Senior Notes") with detachable warrants to purchase 409,505 shares of Common Stock at a price of $8.25 per share. The warrants were valued at approximately $1.2 million and are reflected as debt discount on the consolidated balance sheet at July 31, 1998. Amortization of debt discount for the nine months ended July 31, 1998 totaled $0.1 million. Interest under the Senior Notes is payable semi-annually in arrears. Equal principal payments are due in January 2004 and 2005 giving the Senior Notes an average life of 6.5 years. The agreement pursuant to which the Senior Notes were issued contains covenants which require, among other conditions, that the Company maintain certain tangible net worth, minimum fixed charge coverage and limitations on total debt and which limit the Company's ability to pay dividends and make certain other payments, make investments and sell assets or subsidiaries. The proceeds from issuance of the Senior Notes were used for current working capital needs, to pay off existing debt and to provide liquidity to finance growth and certain expenditures, including acquisitions, associated with the Company's overall strategic plan. Between May 29, 1998 and September 17, 1998, the Company received either waivers and/or consents, or letters of forbearance relating to the acquisition of MFSNT and the related financing of the acquisition. These letters also accelerated the expiration date of the Senior Notes to August 31, 1998, which was extended through October 16, 1998 and further extended to November 30, 1998 by letter dated October 16, 1998. At July 31, 1998, this amount has been reflected as long-term debt as it is expected to be refinanced with long-term debt. The Company believes that it will be able to refinance or further extend the time for payment of the Senior Notes due November 30, 1998. However, there can be no assurance that the Company will be able to so satisfy the Senior Notes by such date, or if satisfied, that the terms and conditions of such refinancing or extension will not be adverse to the Company. Failure to timely satisfy the Senior Notes would constitute a default under the Secured Credit Facility (described below) and could have a material adverse effect on the Company.


     In addition to the Senior Notes, on April 6, 1998, the Company obtained a $25.0 million three year senior secured revolving credit facility (the "Credit Facility") with a $2.0 million sub-limit for the issuance of standby letter(s) of credit. The Credit Facility allows the Company to select an interest rate based upon the prime rate or on a short-term LIBOR, in each case, plus an applicable margin, with respect to each draw the Company makes thereunder. Interest was payable monthly in arrears on base rate advances and at the expiration of each period for LIBOR advances. The Credit Facility contained certain covenants which required, among other conditions, that the Company maintain certain net worth, minimum fixed charge coverage and limitations on total debt, and was secured by a perfected first priority security interest on all tangible assets of the Company. The proceeds of the Credit Facility were used to finance working capital requirements and for other general corporate purposes, including acquisitions and equipment capital expenditures, not to exceed $15.0 million, associated with the Company's overall strategic plan. On June 11, 1998 this amount was repaid with proceeds from the Company's Secured Credit Facility defined below.


     On June 11, 1998, the Company replaced the Credit Facility with a new $35.0 million three year senior secured revolving credit facility (the "Secured Credit Facility") with a $5.0 million sub-limit for the issuance of standby letter(s) of credit. The Secured Credit Facility allows the Company to select an interest rate based upon the prime rate or on a short-term Eurodollar rate, in each case plus an applicable margin, with respect to each draw it makes thereunder. Interest will be payable monthly in arrears on base rate advances and at the expiration of each interest period for Eurodollar rate advances. The Secured Credit Facility contains certain financial covenants which require, among other conditions, that the Company maintain certain minimum ratios, including current and debt leverage, minimum fixed charge coverage, interest coverage, as well as limitations on total debt. The Secured Credit Facility is secured by a perfected first priority security interest on all tangible assets of the Company and a pledge of the shares of stock of each of the Company's subsidiaries operating in the United States. On June 30, 1998, the Secured Credit Facility was amended to include (i) the Company's acquisition of MFSNT and the related financing of such transaction,
(ii) changes in financial covenants related thereto, and (iii) other amendments relating to investments, pledging and intercompany matters. The Company is currently engaged in discussions with its senior lenders under the Secured Credit Facility with respect to the waiver or consent of various provisions of such facility (of which it may be in violation) arising out of the MFSNT Acquisition, including the September Agreement. In connection with the Company's quarterly reporting obligations to such senior lenders, and again in connection with a recent draw request by the Company for the balance of funds available under the Secured Credit Facility, the senior lenders granted the Company a limited waiver with regard to compliance with one of the minimum financial ratios required under the Secured Credit Facility. The Company anticipates that it will need additional waivers with respect to such minimum financial ratio in the future, including in connection with its future quarterly reporting obligations to the senior lenders. The Company also anticipates that, and is analyzing the extent to which, additional waivers or consents with respect to other provisions of the Secured Credit Facility may be necessary arising out of the MFSNT Acquisition, including the September Agreement. The Company also intends to seek additional financing. There can be no assurance, however, that the Company will be able to obtain additional appropriate waivers or consents, or additional financing on commercially reasonable terms. The failure to obtain appropriate waivers or consents could have a material adverse effect on the Company. The Secured Credit Facility matures in June 2001.


     On July 2, 1998 the Company entered into a promissory note (the "Old Note") with MFSCC for $86.4 million, at an interest rate of 12%, due on August 31, 1998. As security for the Old Note and an indemnity agreement, the Company pledged to WorldCom and MFSCC all of the shares of MFSNT. Pursuant to the September Agreement, the Old Note will be replaced with a new note (the "WorldCom Note") in the principal amount of $30.0 million bearing interest at 11.5%. The WorldCom Note represents $20.0 million associated with the purchase price of MFSNT and $10.0 million related to an estimated advance for receivables at MFSNT, subject to certain adjustments. The WorldCom Note matures on December 15, 2000, may be prepaid without penalty, and will be reduced by the proceeds from the sale of certain assets which were acquired in the transaction.


     The amount available under the Secured Credit Facility was used to repay existing secured indebtedness, and will be used to finance working capital requirements of existing and acquired businesses, to fund acquisitions and capital expenditures and for other general corporate purposes.


     Subject to the foregoing discussion regarding the necessity of various consents and waivers from the Company's senior lenders under the Secured Credit Facility and the discussion below, the Company expects that its cash on hand, cash flow from operations and available borrowing capacity under the Secured Credit Facility will be sufficient to fund its capital requirements for the next twelve months. Nonetheless, pursuant to the terms of the documents relating to the Series B Securities, under certain circumstances, including without limitation, if the registration statement that includes the shares of common stock underlying the Series B Securities is not declared effective by December 27, 1998, the Company is delisted under certain circumstances from any securities exchange, or any representation or warranty by the Company to the holders is not true and correct, then the holders of the Series B Securities, in whole or in part, have the option to require the Company to redeem their securities at premium prices. Although the Company intends to use its best efforts to comply with the provisions in the documents relating to the Series B Securities, the failure of which would provide the holder the right to exercise such redemption option, there can be no assurance that the Company will be able to do so, in part, because certain of such matters are dependent upon the efforts or approval of others (such as the Securities and Exchange Commission with respect to the effectiveness of the aforementioned registration statement). Additionally, there are certain ambiguities or inconsistencies in the documents relating to the Series B Securities, which if interpreted contrary to the interpretation given by the Company, could result in a default or acceleration of the foregoing redemption option. To the extent the holders of the Series B Securities become entitled to exercise a redemption right and seek to require the redemption of their shares, such exercise would materially increase the cash requirements of the Company, could result in a default under the terms of its Secured Credit Facility (which in turn, would constitute a default under the Senior Notes) and would likely have a material adverse impact on the Company. In addition, there can be no assurance, however, that the Company will not experience adverse operating results or other factors, including the inability to refinance the Senior Notes or a default in connection with its obligations to the holders of Series B Securities, which could materially increase its cash requirements or adversely affect its liquidity position.


YEAR 2000 COMPLIANCE


     Many computer programs and applications define the applicable year using two digits rather than four in order to save memory and enhance the speed of repeated date-based calculations. The "Year 2000 problem" refers to the inability of these computer programs on and after January 1, 2000 to recognize that "00" refers to "2000" rather than "1900." The term "Year 2000-compliant" means a computer or a computer system which has been designed or modified to recognize dates on and after January 1, 2000. Many of the Company's computer programs that have time-sensitive software may not be Year 2000-compliant. If the Company's systems are not Year 2000-compliant, they could malfunction or fail altogether, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.


     The Company is conducting an internal audit with, and obtaining certificates from, its software vendors to verify Year 2000 compliance with its software. The Company has initiated a conversion from existing accounting software to programs that are Year 2000-compliant. Management has determined that the Year 2000 problem will not pose significant operational problems for its computer systems. As a result, all costs associated with the conversion of its accounting software are being expensed as incurred. The Company will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company anticipates completing the Year 2000 project within one year but not later than October 31, 1999, which is prior to any anticipated impact on its operating systems.


     The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to achieve Year 2000-compliance. There can be no guarantee that the Company's customers or suppliers, or any other company upon which the Company's systems rely or with which the Company does business, will be Year 2000 compliant by January 1, 2000, if ever. The inability of such systems to achieve Year 2000 compliance may have a material adverse affect on the Company and its operations.


     The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                                   BUSINESS


GENERAL OVERVIEW

     We are a contractor for the construction and maintenance of facilities-based communications systems for both public and private sector customers in the United States and South America. Through our Network Services Group, we provide development, design, engineering, project management, installation, construction, operation and maintenance services for telecommunications systems. In addition, our Transportation Services Group provides services for the design, development, integration, installation, construction, project management, maintenance and operation of advanced intelligent transportation systems, automated toll collection systems and electronic traffic management and control systems. Our Communication Development Group provides communications design, installation and maintenance services to foreign telephone companies.


COMPANY STRUCTURE

     We were incorporated in Colorado in 1987 as "Delta Venture Fund, Inc." We adopted our current name in 1989 and changed our corporate domicile to Florida in 1991. From 1992 until 1994, 95% of our revenues and profits were derived from telecommunications services provided primarily through two majority-owned subsidiaries located in Caracas, Venezuela. To decrease our exposure to foreign markets, in 1994 we expanded our business focus by marketing our services in the southeastern United States with the acquisition of Florida-based Transportation Safety Contractors, Inc. and its affiliates (collectively, "TSCI"). TSCI installs and maintains traffic control signage, signalization and lighting systems and performs outside plant telecommunication services.

     To further expand in the domestic market and to facilitate a continued acquisition program, during the fourth quarter of fiscal 1995 we reorganized our management and operational structure into three operating groups described above and embarked on a series of acquisitions. From December 1995 to July 1998, we have experienced significant growth by completing strategic acquisitions, including Connell, GEC, Patton, Dial, COMSAT and MFSNT.

     Substantially all of our assets and operations are held by or conducted through domestic and foreign subsidiaries. Each of TSCI, Connell, GEC, Dial, Patton and MFSNT continue to operate as wholly-owned subsidiaries of the Company. See "--Recent Developments."


RECENT DEVELOPMENTS

     THE MFSNT ACQUISITION. On July 2, 1998, we acquired MFSNT's network construction and transportation systems business. At closing, we agreed to pay approximately $101.4 million, plus additional consideration in the form of stock options, to MFS Communications Company, Inc. ("MFSCC"), MFSNT's parent company, to acquire these businesses. MFSCC is a wholly-owned subsidiary of WorldCom, Inc. ("WorldCom"). The $101.4 million purchase price was estimated based on the shareholders' equity of MFSNT at March 31, 1998, subject to certain adjustments. On September 9, 1998 we entered into an agreement (the "September Agreement") with WorldCom Network Services, Inc. ("WorldCom Network"), a wholly owned subsidiary of WorldCom, which was assigned the rights of MFSCC under the MFSNT Acquisition. The September Agreement modified various terms of the MFSNT Acquisition and finalized the cash portion of the purchase price at approximately $58.8 million. The cash portion of the purchase price is subject to additional amounts payable as contingent consideration on December 29, 2000, which relate to the resolution of certain pre-acquisition contingencies for pending litigation, claims, assessments and losses on certain projects. Of the $58.8 million, $38.8 million has been paid and $30.0 million (including $10.0 million related to an estimated advance from receivables of MFSNT) remains subject to a promissory note expected to be given by us, pursuant to the September Agreement, to WorldCom Network (the "WorldCom Note").


     As of September 30, 1998, approximately $30.0 million of principal and $0.6 million of accrued and unpaid interest were outstanding under the WorldCom Note. We must repay the WorldCom Note in full on December 15, 2000. The WorldCom Note bears interest at 11.5% per year, payable every three months commencing November 30, 1998. The principal amount of the WorldCom Note is to be prepaid in part by applying a portion of certain fees (i) due to us by WorldCom and (ii) received by us in connection with the sale and installation of certain conduit projects. We have pledged all of the shares of capital stock in New MFSNT to WorldCom and MFSCC to secure our obligations under the WorldCom Note. Other than our pledge of our stock in New MFSNT, our obligations under the WorldCom Note are junior to those under the Secured Credit Facility (as defined below) and our 12% senior subordinated notes due January 6, 2005 (the "Senior Notes"). If we default on our obligations under the WorldCom Note, it is expected that WorldCom will be able do any or all of the following:


      /bullet/ Accelerate all principal and interest we owe WorldCom under the WorldCom Note

      /bullet/ Acquire all of our stock in New MFSNT

      /bullet/ Keep all principal and interest we may have already paid on the WorldCom Note

      /bullet/ Require us to pay an 18% annual default rate of interest as long as we are in default

      /bullet/ Cause WorldCom Network to apply 12% of the payment WorldCom Network owes us at the time of default under the WorldCom Master Services Agreement, described below, to the outstanding principal and interest under the WorldCom Note


     In addition, if we do not repay the WorldCom Note in full by December 15, 2000, it is anticipated that WorldCom also will be able to:


      /bullet/ Reduce the minimum yearly and aggregate revenues we would otherwise receive under the WorldCom Master Services Agreement

      /bullet/ Refuse to give us additional work under the WorldCom Master Services Agreement while we are in default


     In connection with the expected issuance of the WorldCom Note pursuant to the September Agreement, the lenders under the Secured Credit Facility and the holders of the Senior Notes consented to the issuance of the WorldCom Note and the grant of the stock pledge to WorldCom and MFSCC. In return for the consent, we agreed to prepay the Senior Notes, together with a prepayment penalty, on August 31, 1998, which was extended to October 16, 1998, and was further extended to November 30, 1998.


     As part of the MFSNT Acquisition, we have agreed to provide telecommunication infrastructure services to WorldCom NS pursuant to the Master Services Agreement, dated July 2, 1998, among WorldCom NS, New MFSNT and Able (the "WorldCom Master Services Agreement"). We are permitted to use the trade name "MFSNT" during the 18-month transition period immediately following the MFSNT Acquisition but we will not be entitled to use it after such 18-month period.


     As part of the MFSNT Acquisition, we granted an option to MFSCC (the
"MFSCC Option") to purchase up to 2,000,000 shares of Common Stock, at an exercise price of $7.00 per share. MFSCC may elect to exercise some or all of the MFSCC Option on a "cashless" basis, up to the equivalent of 1,817,941 shares of Common Stock, which is the maximum number of shares that may be issued upon exercise of the MFSCC Option. A "cashless" exercise means that MFSCC will receive shares of Common Stock with a total "market value" equal to the per share excess of the "market value" over the exercise price multiplied by the number of shares of the MFSCC Option being exercised. Under the original terms of the MFSCC Option, the MFSCC Option expires six months after the date we repay all of our obligations under the WorldCom Note. The September
Agreement extended the expiration date of the MFSCC Option. We will not receive any cash for the part of the MFSCC Option that MFSCC exercises on a "cashless" basis. We have allowed MFSCC to designate a representative to our Board of Directors if it exercises the MFSCC Option, for so long as MFSCC retains at least 5% of our outstanding Common Stock. Also, as part of the September Agreement, we agreed to issue to WorldCom Network a phantom stock award or other equity participation award equivalent to 600,000 shares of Common Stock, payable in cash, stock, or a combination of both at our option. The phantom stock or other equity participation award is exercisable only on the following three days:
July 2, 1999, July 2, 2000, or July 2, 2001. WorldCom will be entitled to receive any appreciation of the Common Stock over a base price of $5 3/32 per share, but not more than $30 3/32 per share. See "Description of Securities--The MFSCC Option."


     As part of the MFSNT Acquisition and pursuant to the WorldCom Master Services Agreement, the Company has agreed to provide telecommunication infrastructure services to WorldCom Network on a cost-plus 12% basis for a minimum of $40 million per year, and the aggregate sum payable to the Company for the five-year contract is guaranteed to be no less than $325.0 million, subject to certain adjustments if we default on the WorldCom Note. To achieve these established minimums, WorldCom Network has agreed to award the Company at least 75% of all of WorldCom Network's outside plant work related to its local network projects up to $500 million and the Company has agreed to accept and perform work orders from WorldCom Network for as much as $130 million of services during each year of the five-year contract. The Company has also agreed that WorldCom Network will have met all of its commitments to the Company, to the extent that payments made to the Company reach an aggregate of $500 million at any time during the five-year term of the contract.


     Pursuant to the terms of the WorldCom Master Services Agreement, if the Company is in default under the WorldCom Note, WorldCom Network will apply 12% of the sums due from WorldCom Network to New MFSNT toward partial prepayment of the principal first and then to all other amounts owing under the WorldCom Note until the it is paid in full. In addition, if the WorldCom Note is not paid in full by December 15, 2000, WorldCom Network will not be obligated to execute work orders and agreements for other work as provided for therein during the period the WorldCom Note remains unpaid.


     In connection with the MFSNT Acquisition, the Company entered into an Assumption and Indemnity Agreement, dated as of July 2, 1998 (the "Assumption and Indemnity Agreement"), by and among the Company and WorldCom, MFSCC, MFS Intelenet, Inc., MFS Datanet, Inc., MFS Telecom, Inc. and MFS Communications, Limited (collectively, the "Assumption Agreement Beneficiaries"). Pursuant to the terms of the Assumption and Indemnity Agreement, the Company has agreed to pay and discharge all of the liabilities and obligations of the Assumption Agreement Beneficiaries under (i) the Credit Agreement, dated November 1, 1996, among Kanas Telecom, Inc. and Credit Lyonnais, New York Branch, as Administrative Agent and the lenders thereunder (the "Credit Lyonnais Guaranty") and (ii) certain surety indemnity agreements, bonds or contracts, and to settle or defend any actions or proceedings and pay any judgment entered relating to any claim brought against MFSNT or any other principal, surety and Assumption Agreement Beneficiary arising out of certain surety agreements, bonds or contracts. New MFSNT owns a 25% interest in Kanas Telecom, Inc.


     THE SERIES B CONVERTIBLE PREFERRED STOCK OFFERING. On June 30, 1998, we received $20 million from the sale of 4,000 shares of Series B Convertible Preferred Stock (the "Series B Preferred Stock"), at a purchase price of $5,000 per share. Dividends accrue on the Series B Preferred Stock at a rate of 4% per year and are cumulative. We may pay dividends in shares of Common Stock, or, at our option, in cash if we provide 20 days advance written notice to each holder of the Series B Preferred Stock. See "Description of Securities--Series B Preferred Stock." We sold the Series B Preferred Stock to finance part of the purchase price for MFSNT. The holders of the Series B Preferred Stock may convert their shares at any time into shares of Common Stock at a conversion rate equal to 97% of the "market value" of the Common Stock. However, each holder of the Series B Preferred Stock has agreed that it will convert its shares of Series B Preferred Stock into Common

Stock only to the extent that, after the conversion, the holder and its affiliates would beneficially own 4.99% or less of the Common Stock. For these purposes, we have agreed that "market value" equals the lesser of:


   /bullet/ The average of the lowest intraday trading price of the Common Stock for any three trading days within the 22 trading days prior to the date of conversion; or


   /bullet/ The lowest intraday trading price of the Common Stock on the trading day immediately prior to the date of conversion; however, this amount cannot be less than 95% of the lowest intraday trading price of the Common Stock on the date of conversion.


     In addition, we issued warrants (the "Series B Preferred Stock Warrants") to purchase a total of up to 1,000,000 shares of Common Stock to certain of the holders of the Series B Preferred Stock. These warrants are exercisable at a price of $19.80 per share. However, each holder of the Series B Preferred Stock Warrants has agreed that it will exercise the warrants only to the extent that, after the exercise, the holder and its affiliates would beneficially own 4.99% or less of the Common Stock. See "Description of Securities--Series B Preferred Stock Warrants." The warrants are immediately exercisable and expire on June 30, 2003.


     We granted the holders of the Series B Preferred Stock and the Series B Preferred Stock Warrants (the "Series B Securities") certain rights to cause us to register the Common Stock underlying the Series B Securities. Under certain circumstances, including if the registration statement that includes the shares of Common Stock underlying the Series B Securities is not declared effective by December 27, 1998, or if we are delisted under certain circumstances from any securities exchange, or any representation or warranty made by us to holders of the Series B Securities was not true, then the holders of the Series B Securities, in whole or in part, have the option to require us to redeem their securities at premium prices. Although we intend to use our best efforts to comply with all provisions of our documents with the holders of the Series B Securities, we cannot guarantee that we will be able to do so, in part because certain of such matters are dependent upon the efforts or approval of others (such as the Securities and Exchange Commission with respect to the effectiveness of the aforementioned registration statement). To the extent the holders of the Series B Securities become entitled to exercise a redemption right and seek to require the redemption of their shares, such exercise could materially increase our cash requirements, could result in a default under the terms of our Secured Credit Facility and, to the extent replacement financing is not available on commercially reasonable terms (if at all), would likely have a material adverse impact on us. Furthermore, so long as any of the Series B Securities is outstanding, we are prohibited from declaring or paying any dividends (other than to holders of Series B Preferred Stock) or purchasing any of our equity securities.


     SECURED CREDIT FACILITY. In June 1998, we replaced our previous bank credit agreement with a new $35 million revolving credit facility with a syndicate of lenders (the "Secured Credit Facility"). The Secured Credit Facility has a letter of credit sublimit of $5 million. We used a portion of the proceeds from the Secured Credit Facility to repay the previous credit facility and to finance $10 million of the MFSNT Acquisition purchase price. On June 30, 1998, the Secured Credit Facility was amended to permit (i) the Company's acquisition of MFSNT and the related financing of such transaction,
(ii) changes in financial covenants related thereto, and (iii) other amendments relating to investments, pledging and intercompany matters.


     We have granted a security interest in certain of our assets to the lenders under the Secured Credit Facility, including:


   /bullet/ All of the stock in our existing and future Restricted Subsidiaries (as defined in the Pledge Agreement with respect to the Senior Credit Facility); and


   /bullet/ A pledge of all existing intercompany notes issued to any Restricted Subsidiary by any of its subsidiaries.

     The Secured Credit Facility also includes covenants which, among other things, restrict our ability to:


     /bullet/ Incur additional debt


     /bullet/ Declare dividends or redeem or repurchase capital stock


     /bullet/ Prepay, redeem or purchase debt


     /bullet/ Incur liens


     /bullet/ Make loans and investments


     /bullet/ Make capital expenditures


     /bullet/ Engage in mergers, acquisitions and asset sales, and


     /bullet/ Engage in transactions with affiliates.


     We are also required to comply with financial covenants with respect to certain minimum ratios, including debt covenants, interest, fixed charges and current ratio. See "Risk Factors--High Level of Indebtedness; Ability to Service Indebtedness" and "--Restrictive Covenants Imposed by the Secured Credit Facility."


     ACQUISITION OF PATTON MANAGEMENT CORPORATION. On April 1, 1998, we purchased all of the outstanding common stock of Patton Management Corporation ("Patton") for approximately $4.0 million. Patton provides advanced telecommunication network services to upgrade existing networks and to provide connectivity to office buildings, local and wide area networks.


     ACQUISITION OF CERTAIN COMSAT ASSETS. On February 25, 1998, we acquired certain assets and assumed certain liabilities of CRSI Acquisition, Inc. (doing business as COMSAT RSI JEFA Wireless Systems) ("COMSAT"), a subsidiary of COMSAT Corporation. We acquired the accounts receivable and the fixed assets of the seller and assumed its trade payables, and received a cash payment from the seller at closing of approximately $4.7 million. We also assumed certain construction contracts with the Texas Department of Transportation and various other telecommunications customers. COMSAT engaged in the installation of intelligent traffic management systems and the design and construction of wireless communication networks. COMSAT operated in twenty-one states, primarily in Texas and Alabama.


     JOINT VENTURE WITH CLARION RESOURCES COMMUNICATION CORP. On September 23, 1997, we entered into a five-year joint venture with Clarion Resources Communication Corp. ("Clarion"). Clarion is principally owned by Telenor, the telephone company of Norway. We have agreed with Clarion to jointly market, manufacture and license our proprietary telephone call record and data collection technology, called NeuroLAMA, in Europe and Asia. Clarion has agreed to provide us with an international sales force and to obtain suitable financing to purchase and install NeuroLAMA. The venture will not require a capital investment from us but should provide a stable royalty stream if the venture is successful.


SERVICES, MARKETS AND CUSTOMERS


     We conduct three distinct types of business activities, two of which are primarily conducted in the United States and one of which is conducted abroad. Domestically, we provide telecommunication network services and traffic management services. Abroad, principally in Venezuela, we conduct communication development activities. Each of these activities is discussed in more detail below.


     NETWORK SERVICES GROUP. Our Network Services Group provides telecommunications network services through two divisions: (i) the Telecommunications Systems Integration division that provides general contracting services for large-scale telecommunications projects, and
(ii) the Telecommunications Construction division that specializes in the construction of network projects or project phases.


     We provide turn-key telecommunications infrastructure solutions through the Telecommunications Systems Integration division. As a telecommunications systems integrator, we provide "one-stop" capabilities that include project development, design, engineering, construction management, and on-going maintenance and operations services for telecommunications networks. Our projects include the construction of fiber optic networks that provide advanced digital voice, data and video communications and wireless infrastructure deployment.


     The Telecommunications Construction division provides construction and technical services for building both outside plant and inside plant telecommunications systems. Outside plant services are large-scale installation and maintenance of coaxial and fiber optic cable (installed either aerial or underground) and ancillary equipment for digital voice, data and video transmissions. These installations are most often undertaken to upgrade or replace existing communications networks. Inside plant services, also known as premise wiring, include design, engineering, installation and integration of telecommunications networks for voice, video and data inside customers' facilities. Additionally, we provide maintenance and installation of electric utility grids and water and sewer utilities. We provide outside plant telecommunications services primarily under hourly and per unit basis contracts to local telephone companies. We also provide these services to long distance telephone companies, electric utility companies, local municipalities and cable television multiple system operators.


     TRANSPORTATION SERVICES GROUP. Similar to the Telecommunications Systems Integration division, the Transportation Services Group provides intelligent transportation and traffic management services through two divisions: (i) the Transportation Systems Integration division, that provides full-service general contracting services for large-scale projects, and (ii) the Transportation Construction division that specializes in the construction of network projects or project phases.


     The Transportation Systems Integration division provides "one-stop" electronic toll and traffic management solutions for intelligent transportation system infrastructure projects, including project development and management, design, development, integration, installation, engineering, construction, and systems operation and maintenance. Additionally, we develop proprietary software and applications designed to support these systems. The electronic toll and traffic management segment of the intelligent transportation system industry uses technology to automate toll collection for bridges and highways allowing for "non-stop" toll collection. Electronic toll and traffic management systems use advanced scanning devices to identify a car's type, combined with the user's account information, as the car passes a tolling station and immediately debits the appropriate toll from the user's account. In addition, significant support systems must be developed to maintain electronic toll and traffic management accounts, and process violations. We developed Automatic Vehicle Identification technology jointly with Texas Instruments and used it in many of our electronic toll and traffic management projects. The Transportation Systems Integration division markets its services to state and local government transportation departments.


     Our Transportation Construction division installs and maintains traffic control and signalization devices. These services include the design and installation of signal devices (such as stoplights, crosswalk signals and other traffic control devices) for rural and urban traffic intersections, drawbridge and railroad track signals and gate systems, and traffic detection and data gathering devices. We also design, develop, install, maintain and operate "intelligent highway" communications systems that involve the interconnection of data and video systems, fog detection devices, remote signalization or computerized signage. These systems monitor traffic conditions, communicate such conditions to central traffic control computers, and provide real-time responses to dynamic changes in traffic patterns and climate conditions by changing speed limit display devices, lowering traffic control gates, or changing the text on remote signs and signals. We also install and maintain computerized manufacturing systems for various industrial businesses. Many of the functions of the traffic management group, particularly those involved in intelligent highway systems, complement those of the telecommunications services group.


     COMMUNICATIONS DEVELOPMENT GROUP. Our Communications Development Group operates in Latin America, primarily in Venezuela. These activities consist of management of our joint venture arrangements, which were formed to provide telecommunications installation and maintenance services to privatized local phone companies. These joint ventures are in the form of subsidiaries in which we have an 80% voting and ownership interest and a 50% share of profits and losses. In 1996, we expanded our communications development activities to include the marketing to Latin American telephone companies of NeuroLAMA, an internally developed proprietary telephone call record and data collection system. Significant capital expenditures will be required to install NeuroLAMA in South America. During fiscal years 1997, 1996 and 1995, our Latin American operations accounted for 5%, 8% and 9% of our revenues on a consolidated basis.

INDUSTRY AND GEOGRAPHIC AREA SEGMENT INFORMATION


     The Company currently operates primarily in two industry segments: telecommunication network services and intelligent transportation and traffic management systems and devices. Traffic management services are conducted primarily in the United States with small projects in South America, Canada and Asia while telecommunication network services are conducted both in the United States and Latin America. Revenues, income (loss) from operations, identifiable assets, capital expenditures and depreciation and amortization pertaining to the industries and geographic areas in which the Company operates are presented below (in thousands).


                                                   OCTOBER        OCTOBER       OCTOBER
INDUSTRY SEGMENTS                                    1995          1996          1997
----------------------------------------------   -----------   ------------   ----------
Sales to unaffiliated customers:
 Traffic management operations ...............     $22,873      $  22,662      $ 46,795
 Telecommunications network services .........      12,535         26,244        39,539
                                                   -------      ---------      --------
   Total .....................................     $35,408      $  48,906      $ 86,334
                                                   =======      =========      ========
Income (loss) from operations:
 Traffic management operations ...............     $   286      $  (3,454)     $  3,771
 Telecommunication network services ..........         (72)        (2,833)        1,069
                                                   -------      ---------      --------
   Total .....................................     $   214      $  (6,287)     $  4,840
                                                   =======      =========      ========
Identifiable Assets:
 Traffic management operations ...............     $21,702      $  25,099      $ 28,885
 Telecommunication network services ..........      10,780         13,820        21,461
                                                   -------      ---------      --------
   Total .....................................     $32,482      $  38,919      $ 50,346
                                                   =======      =========      ========
Capital Expenditures:
 Traffic management operations ...............     $   353      $   1,276      $  1,636
 Telecommunication network services ..........       1,898          2,216         2,851
                                                   -------      ---------      --------
   Total .....................................     $ 2,251      $   3,492      $  4,487
                                                   =======      =========      ========
Depreciation and Amortization:
 Traffic management operations ...............     $   996      $   1,229      $  1,711
 Telecommunication network services ..........         918          1,521         2,821
                                                   -------      ---------      --------
   Total .....................................     $ 1,914      $   2,750      $  4,532
                                                   =======      =========      ========
GEOGRAPHIC AREAS
----------------------------------------------
Revenues:
 United States ...............................     $32,180      $  45,160      $ 82,171
 Latin America ...............................       3,228          3,746         4,163
                                                   -------      ---------      --------
   Total .....................................     $35,408      $  48,906      $ 86,334
                                                   =======      =========      ========
Income (loss) from operations:
 United States ...............................     $   364      $  (2,073)     $  4,824
 Latin America ...............................        (150)        (4,214)           16
                                                   -------      ---------      --------
   Total .....................................     $   214      $  (6,287)     $  4,840
                                                   =======      =========      ========
Identifiable Assets:
 United States ...............................     $26,956      $  36,410      $ 47,781
 Latin America ...............................       5,526          2,509         2,565
                                                   -------      ---------      --------
   Total .....................................     $32,482      $  38,919      $ 50,346
                                                   =======      =========      ========

INDUSTRY OVERVIEW


     TELECOMMUNICATIONS INFRASTRUCTURE. The International Telecommunications Union estimates that between 1996 and 2000, telecommunications infrastructure investment will exceed $50 billion in the United States and $600 billion worldwide. In addition, we believe that utility and telecommunications companies, including regional Bell operating companies ("RBOCs"), competitive local exchange carriers ("CLECs") and inter-exchange carriers ("IXCs"), which still conduct a significant portion of their construction work in-house, will outsource more infrastructure construction in the future in response to rapid deregulation and competitive pressures to reduce costs and focus on the operation and marketing of their telecommunications services.


     The Telecommunications Act of 1996 (the "Telecommunications Act") created a structural change in the telecommunications industry by removing the barriers to entry that the RBOCs and IXCs had previously enjoyed. The Telecommunications Act established less restrictive regulations for CLECs and other telecommunications companies to compete with the RBOCs. As a result, the RBOCs must allow competing telecommunications companies, under the performance party principle, to compete in their markets. This has led to intense competition among all players in the telecommunications and data/information transfer and services industries. Prices for services and equipment have been falling, and new technologies and services are being offered. In addition, the battle to attract and retain customers has led to higher levels of customer service.


     These conditions have forced the RBOCs to compete for customers. As a result, more money is being dedicated to construction and upgrades of fiber optic and coaxial networks and other assets by many participants in the telecommunications and data/information transfer industries. RBOCs searching for ways to reduce costs and become more efficient. Internal operations such as network installation are increasingly being outsourced to companies such as Able.


     The infrastructure and network services segment of the communications industry is poised for significant growth due to the changing regulatory environment and rapid advancements in technology, which require increases in bandwidth to carry voice, video and data. These trends are resulting in a significant need for rapid replacement and upgrade of existing communications infrastructure and network systems. In addition, new entrants to the telecommunications industry are increasingly turning to experienced, full-service communications infrastructure and network integrators for assistance and support.


     Significant growth has also been forecast in the international market for telecommunications infrastructure. In many emerging and developing areas such as Latin America, the Pacific Rim, and Africa, the infrastructure required to support telecommunications on a widespread local level is incomplete or nonexistent. What telecommunications infrastructure that does exist is typically almost completely analog based. For developing countries, the main focus is to establish or expand their telecommunications infrastructure rather than convert and upgrade existing lines. The lack of telecommunications infrastructure in developing economies creates an opportunity to provide turn-key telecommunications infrastructure project managerial services. We expect to selectively bid on new opportunities and further develop existing telecommunications infrastructure projects.


     TRANSPORTATION SYSTEMS. The market for traffic management and, more specifically, intelligent transportation services, is significant and growing due to federal and state legislation to create economically efficient and environmentally safe transportation systems. The Intermodal Surface and Transportation Efficiency Act of 1996 ("ISTEA") provides $217 billion to state departments of transportation over the next six years and is expected to significantly increase spending on advanced transportation infrastructure. In addition, the deployment of intelligent highway systems, as well as telecommunications infrastructure along the highway rights-of-way, offer new revenue sources for the responsible government agencies. Intelligent transportation services include electronic toll collection, highway fiber optic network, computerized traffic signal and other traffic management tools.

SUPPLIERS AND RAW MATERIALS


     The majority of raw materials and supplies necessary to carry out our work are supplied by us, except that the Network Services Group's telecommunication construction customers supply the majority of their own raw materials. We have no material dependence on any one supplier of raw materials.


BACKLOG


     As of July 31, 1998, backlog was approximately $1.2 billion, approximately 30% of which was attributable to WorldCom Network. We expect to complete approximately 40% of this backlog within the next fiscal year. As of January 29, 1998, our backlog was approximately $159 million. Due to the nature of our contractual commitments, in many instances our customers do not commit to the volume of services to be purchased under the contract, but rather commit us to perform these services if requested by the customer and commit to obtain these services from us if they are not performed internally. Many of the contracts are multi-year agreements, and we include the full amount of services projected to be performed over the life of the contract. We include all services projected to be performed over the life of the contract in our backlog due to our historical relationships with our customers and experience in the procurements of this nature. Contract backlog of approximately $499 million is under performance bonds and we may be subject to liquidated damages for failure to perform in a timely manner. Our backlog may fluctuate and does not necessarily indicate the amount of future sales. A substantial amount of our order backlog can be canceled at any time without penalty, except, in some cases, the recovery of our actual committed costs and profit on work performed up to the date of cancellation. Cancellations of pending purchase orders or termination or reductions of purchase orders in progress from our customers could have a material adverse effect on our business, operating results and financial condition. In addition, there can be no assurance as to the customer's requirements during a particular period or that such estimates at any point in time are accurate.


DEPENDENCE UPON KEY CUSTOMERS


     During fiscal 1997, approximately 15% of our total revenues were derived from Cooper Tire, 12% from BellSouth Telecommunications, Inc. and 9% from United Telephone of FL/Sprint. We believe that a substantial portion of our total revenues and operating income will continue to be derived from a concentrated group of customers, in particular WorldCom Network. The loss of WorldCom Network (or any of such other customers) could have a material adverse effect on our business, financial condition and results of operations.


CONTRACTS WITH GOVERNMENTAL AUTHORITIES


     The Company derived approximately 17% of its total revenues for the fiscal year ended October 31, 1997 from contracts with state and local governments. No individual government customer accounted for more than 6% of the Company's total consolidated revenues. Government business is, in general, subject to special risks, such as delays in funding, termination of contracts or subcontracts for the convenience of the government or for the default by a contractor, reduction or modification of contracts or subcontracts, changes in governmental policies, and the imposition of budgetary constraints. The Company's contracts with governmental agencies provide specifically that such contracts are cancelable for the convenience of the government. Historically, the Company has not experienced cancellations or renegotiations of its contracts in any material amounts.


BIDDING PROCESS


     In order to procure large telecommunications network and intelligent transportation system projects as a general contractor, we must complete a complex and time-consuming bid process. Following the receipt of a RFP, we develop a detailed bid which meets the unique specifications and requirements for each project. The bid process may take up to two years to complete, requiring strategic business analysis and planning, network design, cost studies and engineering studies, and in certain cases, the development of financing alternatives for the project. In preparing a bid for construction services, we estimate project costs including sub-contracted construction, materials and equipment, and internal project development costs plus any maintenance and operating costs. Bids may be structured as fixed price or cost plus bids depending on the requirements of the RFP.


SALES AND MARKETING


     We market our systems integration services through a dedicated sales group. Our salespeople market directly to existing and potential customers, including municipalities and other government authorities, telecommunications companies and utility companies. Our salespeople work with those responsible for project development and funding to facilitate network design and funding procurement.


     Typically, the sales process for systems integration projects entails: (i) the development of a list of qualified bidders and the establishment of a bid schedule; (ii) the distribution of, and response to, an RFP; and (iii) the awarding of the contract to an approved service provider. Important elements in determining the qualifications of a bidder are its reputation, its previous projects and its ability to secure bonding for the project. The selling cycle, which is usually 12 to 24 months in duration, is protracted due to the scope and complexity of the services provided.


     We market our telecommunications construction services to local and long distance telephone companies, utility companies, local municipalities and certain corporations with particular communications needs. In addition, we market our construction services to certain systems integrators. A dedicated sales force, as well as members of each subsidiary's senior management, actively market our services in their defined geographic regions. Additionally, we market our transportation construction services to state and local departments of transportation, public/private toll authorities and certain international authorities.


COMPETITION


     NETWORK SERVICES GROUP. The Telecommunications Systems Integration division of the Network Services Group competes for business in two segments: the traditional RFP/bid based segment for the installation and integration of infrastructure projects and a less traditional "project development" segment. Our largest competitors in the traditional RFP/bid based segment are telecommunications service providers. The Telecommunications Systems Integration division has identified and pursued the "project development" segment as a "niche" market for its services, providing network alternatives to large public agencies, utilities and telecommunications service providers through the use of public-private memberships and other financing models unique to the industry. These customers often must choose between building their own networks or using an existing telecommunication service provider's network. Once a customer has decided to build its own network, we assist the customer in preparing a viable and customized project business plan that addresses the customer's specific telecommunications needs, including budgetary and other concerns. We also have focused on "project development" opportunities presenting ownership or participation opportunities that can generate recurring revenues. We believe that no other company presently provides these kind of complete, turnkey project development services for these customers. There can, however, be no assurance that other systems integration companies will not develop the expertise, experience and resources to provide services that achieve greater market acceptance or that are superior in both price and quality to our services, or that we will be able to maintain our competitive position.


     The Telecommunications Construction division competes for business with several competitors on a much larger scale. In addition, the Telecommunications Construction division also competes in a market characterized by a large number of smaller size private companies that compete for business generally in a limited geographic area or with few principal customers. The Telecommunications Construction division's largest competitors are MasTec, Inc. and Dycom, Inc.

     TRANSPORTATION SERVICES GROUP. The Transportation Systems Integration division believes its major competitors in the North American market are Lockheed Information Management Co., a division of Lockheed Martin, and Syntonic Technology, Inc., doing business as Transcore ("Transcore"), a division of SAIC Corporation. We have entered into a memorandum of understanding (the "MOU") with Transcore regarding a possible business relationship whereby Transcore would provide operations and management services for the Transportation Systems Integration divisions. The MOU contemplates that Transcore would render advice on how to profitably operate the Transportation Systems Integration division. Transcore would be compensated either in the form of a premium over their costs incurred or by an allocation of the profits and losses allocable to the division. The MOU also contemplates that Transcore would be granted an option to purchase the Transportation Systems Integration divisions. The purchase price would be the net book value of the assets of the division. The MOU is non-binding with respect to the material business terms and will terminate on November 1, 1998 unless definitive agreements are entered into prior to that time. There can be no assurance that the Company will enter into definitive agreements.


     The market in which the Transportation Construction division competes is characterized by large competitors who meet the experience, bonding and licensure requirements for larger projects and by small private companies competing for projects of $3 million or less in limited geographic areas. The Transportation Construction division's large competitors include Lockheed Martin, Traffic Control Devices of Florida and MasTec, Inc. The Transportation Construction division's smaller competitors are High Power of Florida, MICA Corporation of Texas and Fishback & Moore.


     COMMUNICATIONS DEVELOPMENT GROUP. The Communications Development Group competes for business in the international market, primarily in Latin America. Presently, the operations of the Communications Development Group are in Venezuela and Brazil. In Venezuela, the market is characterized by a single customer, CANTV, the telephone company of Venezuela, and a large number of smaller sized private companies that compete for business generally in a limited geographic area. In Brazil, the market consists of four regional telephone companies, which have been recently privatized. Competition consists of a myriad of smaller companies competing for a growing but limited market, which forces margins down. There are also several products similar to the Neurolama call data collection system for billing purposes, which compete for the very large analog market, although we are not aware of any that can produce the same results.


EMPLOYEES


     As of September 30, 1998, we had approximately 2,200 employees. The number of employees considered as laborers can vary significantly according to contracts in progress. Such employees are generally available to us through an extensive network of contacts within the communications industry. None of our employees is represented by a labor union and we consider relations with key and other employees to be good.


PROPERTIES


     Our corporate offices are in West Palm Beach, Florida, where we occupy 5,110 square feet under a lease that expires January 31, 2004. We lease 33,571 square feet of office space in Omaha, Nebraska under a lease that expires September 30, 1999, and which houses New MFSNT's network operations, and 40,111 square feet in Mt. Laurel, New Jersey under a lease that expires February 28, 2003 and which houses New MFSNT's transportation operations. We lease 6,400 square feet of space in Fairbanks, Alaska for a network operations center. We lease 6,800 square feet of office space in Fort Lauderdale, Florida under a lease which expires September 30, 2003, which facility houses the Company's corporate accounting offices and the general and administrative offices for the Network Services Group. We lease several field offices and numerous smaller offices. We also lease on a short-term or cancelable basis temporary equipment yards or storage locations in various areas as necessary to enable us to efficiently perform our service contracts.

     We own (subject to a mortgage) and operate a 10,000 square foot facility for operations based in Chesapeake, Virginia. Our Venezuelan subsidiaries own and operate from a 33,000 square foot floor of an office building located in Caracas, Venezuela, and lease an additional 50,000 square feet of covered parking and shop facilities. We also own a 15,000 square foot facility located on approximately three acres of land for operations in Tampa, Florida.


SEASONALITY


     Our operations are seasonal, resulting in reduced revenues and profits during the first quarter (November, December and January) relative to other quarters. Factors affecting the seasonality of our business are holiday season shut-downs, winter weather and capital expenditure patterns by telephone companies that can impede outside plant construction activities. The impact of seasonality is mitigated somewhat by the presence of part of our operations in the southern United States.


LEGAL PROCEEDINGS


     On May 21, 1998, SIRIT Technologies, Inc. ("SIRIT") filed a lawsuit in the United States District Court for the Southern District of Florida against us and Thomas M. Davidson, who has since become a member of our Board of Directors. SIRIT asserts claims against us for tortious interference, fraudulent inducement, negligent misrepresentation and breach of contract in connection with our agreement to purchase the shares of MFSNT and seeks injunctive relief and compensatory damages in excess of $100.0 million. In the opinion of management, the lawsuit will not have a material adverse effect upon our consolidated financial position or results of operations. We intend to vigorously defend this matter.


     On September 10, 1998, Shipping Financial Services Corp. ("SFSC") filed a lawsuit in the United States District Court for the Southern District of Florida against Able, Chairman of the Board Gideon Taylor, Chief Executive Officer Frazier L. Gaines, Chief Accounting Officer Jesus Dominguez, and Chief Financial Officer Mark A. Shain. SFSC asserts claims under the federal securities laws against us and four of our officers that the defendants allegedly caused us to falsely represent and mislead the public with respect to two acquisitions, COMSAT and MFSNT, and our ongoing financial condition as a result of the acquisitions and the related financing of those acquisitions. SFSC seeks certification as a class action on behalf of itself and all others similarly situated and seeks unspecified damages and attorneys' fees. We are currently assessing the allegations set forth in the lawsuits and we intend to vigorously defend this matter. An adverse outcome in this lawsuit would likely have a material adverse effect upon our consolidated financial position and results of operations.


     We are aware of the filing of additional shareholder lawsuits. The allegations of these lawsuits appear to be based on allegations similar to those set forth in the SFSC lawsuit. We intend to vigorously defend these similar lawsuits as well.


     We are party, from time to time, to other various legal proceedings. In the opinion of management, none of these other proceedings is expected to have a material adverse effect on our consolidated financial position or results of operations.


RESEARCH AND DEVELOPMENT; PROPRIETARY TECHNOLOGY AND RIGHTS


     Able acquired proprietary software from MFSNT in the MFSNT Acquisition including applications at the lane, plaza, host, and customer service center levels within a sophisticated electronic toll collection system architecture. Prior to the MFSNT Acquisition, MFSNT had also developed a proprietary video and data multiplexing system used for surveillance, monitoring, and system audit purposes. The benefits of this proprietary software include reduced operating costs, non-stop tolling, reduced traffic congestion, efficient traffic management, and increased revenue accountability.


     LANE SYSTEM APPLICATIONS. The lane system application is designed to be modular in nature to allow and accommodate tolling operations in various configurations in accordance with a customer's specific needs and operational requirements. The lane controller application is the heart of the lane system. It runs on a standard PC and under a real-time operating environment. The lane controller controls the various in-lane equipment items and gathers data from the in-lane sensors to provide transaction records for each vehicle that travels through a toll lane. The lane controller coordinates and controls revenue collection events and transactions. The lane controller also interacts with and can recognize individual vehicles as well as cars that evade toll collection. The transaction data created at the lane level is sent to the plaza computer system for further processing. The lane controller also has the unique capability of operating in a completely autonomous mode if communications to the plaza system are disrupted.


     PLAZA SYSTEM APPLICATIONS. The plaza system is the central repository of the transaction data received from each toll lane. The data is stored in a relational database and is then used for reporting and tracking purposes. Traffic reports, revenue reports, and collector performance reports are among several reports that can be generated from the plaza system. A real-time plaza supervisor system allows client personnel to monitor traffic and collection events (as well as equipment and security status) as each event actually occurs. The data received at the lane plaza system level is forwarded to the host system for further processing and review.


     HOST SYSTEM APPLICATIONS. The primary role of the host application is to provide the client with the capability to generate system-wide reports for traffic and revenue, as well as audit and reconciliation capabilities. The host system also acts as the primary interface to the customer service center ("CSC") system and is the "conduit" for electronic toll transactions and patron account information. The host application also controls the download of information to the plaza and lane systems, such as toll schedules, employee identification information, patron account status, time synchronization, and other information required for daily operation of the system.


     CSC SYSTEM APPLICATIONS AND SERVICES. The Company provides numerous CSC systems and services, including hardware and software system applications and CSC staffing, operations and management. The CSC application is a highly reliable and robust, user friendly, efficient, and fully auditable software application. Our system incorporates automated internal controls for audit and reconciliation purposes and also employs a flexible design to accommodate potential changes to customer policies, procedures, and/or operations.


     VIDEO TRANSACTION DATA MULTIPLEXER ("VTDM") PRODUCT. The VTDM system is a patented product that compiles video and data based records for every vehicle that travels through a monitored lane. The VTDM provides auditors, toll supervisors and other Customer personnel with the unique capability to records, review, and analyze lane event data in an efficient and cost-effective manner. This system can also be used for problem resolution relating to system and/or toll collector performance. The VTDM system provides information (lane event data) in the form of video and transaction event text (text-over-video display). Cameras and VCRs are used to visually record lane activity on a 24-hour basis.


     The Company has spent an aggregate of approximately $1.0 million on research and development activities during the prior three fiscal years, primarily in connection with its development of NeuroLAMA. Management believes that the acquisition of MFSNT will increase the Company's future research and development expenditures.

                                  MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS


     The following table sets forth certain information, as of the date of this Prospectus, about each person who is a director or executive officer of the Company.



NAME                                 AGE                           POSITION
---------------------------------   -----   -----------------------------------------------------
Gideon D. Taylor ................    56     Chairman of the Board and Director
Frazier L. Gaines ...............    58     President, Chief Executive Officer and Director
Billy V. Ray, Jr. ...............    40     Executive Vice President of Mergers and Acquisitions
                                            and Treasurer
Mark A. Shain ...................    44     Vice President and Chief Financial Officer
Jesus G. Dominguez ..............    53     Chief Accounting Officer
Curtis A. "Butch" Dale ..........    51     Chief Operating Officer
Jonathan A. Bratt ...............    45     Director
Carl F. Swartz ..................    60     Director
Thomas M. Davidson ..............    61     Director

     GIDEON D. TAYLOR has served as a Director of the Company since its inception and as Chairman of the Board of the Company since April 1997. Mr. Taylor was President and Chief Executive Officer of the Company from October 1988 to August 1992.


     FRAZIER L. GAINES has been a Director of the Company since August 1992. Mr. Gaines has served as President and Chief Executive Officer of the Company since March 1998, and as President of Able Telcom International, Inc., a wholly-owned subsidiary of the Company ("ATI"), since June 1994. Mr. Gaines also serves as President and Chief Executive Officer of a number of the Company's subsidiaries. From 1992 to 1994, Mr. Gaines was Chief Operating Officer of Able. From 1987 to 1992, Mr. Gaines was Vice President of Judycom, Inc. and Judycom Construction Corporation, both of which were located in Lexington, Kentucky, and engaged in fiber optic installation.


     BILLY V. RAY, JR. has been the Company's Executive Vice President of Mergers and Acquisitions and Treasurer since October 1998. From May 1998 to October 1998 and from January 1997 to June 1997, Mr. Ray served as a consultant to the Company. Mr. Ray served as the Chief Financial Officer of the Company from June 1997 to April 1998. From December 1995 to January 1997 and from April 1997 to July 1997, Mr. Ray was the President of Ten-Ray Utility Construction, Inc., a utility construction company. During a part of that period, he also served as a consultant to Alcatel, a maker of intelligent highway systems. From September 1994 to November 1995, Mr. Ray was the Controller for Tri-Duct, a utility construction company, and served as a consultant to such company from November 1995 to March 1996. From March 1994 to September 1994, Mr. Ray was the staff manager at Mastec, Inc., a utility construction company, and he was assistant to the president at Burnup & Sims, a utility construction company, from January 1993 to March 1994.


     MARK A. SHAIN has been the Company's Vice President and Chief Financial Officer since April 1998. Mr. Shain served as Vice President and Chief Financial Officer of The Stiffel Company, a Chicago-based high-end lighting and fixture company, from March 1996 until November 1997. From November 1994 until October 1995, Mr. Shain served as Vice President and Chief Financial Officer of Landmark Industries, a manufacturing company. Previously, he was associated with Starcraft Corporation, a manufacturing company, from April 1994 to November 1994.


     JESUS G. DOMINGUEZ has been the Chief Accounting Officer since April 1998. Mr. Dominguez has served as Vice President--Finance of ATI since May 1995 and controller of the Company from October 1993 to May 1995. From April 1993 to October 1993, Mr. Dominguez served as Vice President--Finance of Novatek International Inc., a construction company. Mr. Dominguez is a licensed certified public accountant.

     CURTIS A. "BUTCH" DALE has served as Chief Operating Officer of the Company since August 1998. Prior to that time, from March 1998 until his appointment as Chief Operating Officer, Mr. Dale was Vice President of Operations for the Company. From March 1970 to January 1998, Mr. Dale was either a manager or a consultant to GTE, a telecommunications company.


     JONATHAN A. BRATT was elected to the Board of Directors in June 1997. Mr. Bratt, a Venezuelan businessman, is on the boards of several Venezuelan companies in the oil and gas and telecommunications industries. Mr. Bratt is a director of BFGP Ingenieros, C.A., a software engineering firm ("BFGP") (from January 1980 until the present); Infotrol, C.A., an engineering integration firm (from January 1987 until the present); Cybertrol, C.A., a petroleum engineering firm; Inversiones Tocolica, C.A., a construction firm (from January 1996 until the present); I.T.S., an engineering consulting joint venture; and Inacom, an IBM wholesale dealer. He is also Managing Director of Able Telcom, CA, a joint venture of BFGP and Able.


     CARL F. SWARTZ was elected to the Board of Directors in June 1998. Mr. Swartz has been retired since November 1994. Prior thereto, he was employed for over five years by GTE.


     THOMAS M. DAVIDSON was elected to the Board of Directors in June 1998. Mr. Davidson was an investment banker with Washington Equity Partners from July 1997 to April 1998. From February 1997 to July 1997, Mr. Davidson practiced law at Reed, Smith, Shaw and McClay, located in Washington, D.C. Prior to that, Mr. Davidson practiced law at Coffield, Ungaretti and Harris, in Washington, D.C., from April 1995 to January 1997 and at Verner, Liipfert, Bernhard, McPherson and Hand, in Washington, D.C., from April 1993 to April 1995.


OTHER EMPLOYEES


     STACY JENKINS was named President of New MFSNT in July 1998. Prior to joining New MFSNT, from 1990 to July 1998, Mr. Jenkins served at MFSNT as Senior Vice President, Operations; Vice President, Engineering and Estimating; and as Project Manager for the nationally recognized Iowa Communications Network. During this time, he directed operations for more than 40 projects, with a combined value in excess of $300 million, in the U.S. and abroad.

EXECUTIVE COMPENSATION


     The following table sets forth certain summary information for the years indicated concerning the compensation awarded to, earned by, or paid to (i) the Chief Executive Officer, (ii) the other four most highly compensated executive officers of the Company who were serving as such at October 31, 1997, and (iii) up to two additional individuals who had served as an executive officer of the Company during the 1997 fiscal year but who were not executive officers at October 31, 1997, except that persons referred to in clauses (ii) and (iii) above are not included in the table if they received total annual salary and bonus of $100,000 or less for the 1997 fiscal year. The persons named in this table shall collectively be referred to as the "Named Executive Officers."



                          SUMMARY COMPENSATION TABLE



                                                              LONG-TERM
                                             ANNUAL          COMPENSATION
                                          COMPENSATION    ------------------
                                FISCAL   --------------    SHARES UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR       SALARY($)          OPTIONS(#)        COMPENSATION($)
----------------------------   -------   --------------   -------------------   ----------------
Frazier L. Gaines(1)             1997       110,000               5,000            $1,024,375
 President and                   1996       110,000                  --                36,000
 Chief Executive Officer         1995       104,000                  --                36,000

J. Barry Hall                    1997       161,538              27,500                    --
 President, Traffic
 Management Group

Gerry W. Hall(2)                 1997       180,769              27,500                 3,200
 Former President and
 Chief Executive Officer

William J. Mercurio(3)           1997       107,901              75,000               243,100
 Former President, Chief         1996       204,000              20,000                 6,000
 Executive Officer and           1995        66,600                  --                 2,000
 Chief Financial Officer

----------------
(1) Mr Gaines was appointed President and Chief Executive Officer of Able in March 1998 and, prior thereto, was President of Able Telcom International, Inc. (a position that he continues to hold). Other compensation consists of an automobile allowance and a housing allowance and includes for fiscal 1997 an amount of $991,375, which represents the difference between the price paid by Mr. Gaines upon the exercise of certain stock options and the fair market value of the underlying Common Stock on the date of exercise.
(2) Gerry W. Hall served as President of GEC during the fiscal year ended October 31, 1997, and was appointed President and Chief Executive Officer of the Company on June 12, 1997 at an annual salary of $200,000. Mr. Hall resigned from such positions with Able and as a Director of the Company on March 2, 1998. Other compensation consists of an automobile allowance.
(3) Other compensation for fiscal years 1995 and 1996 consists of an automobile allowance. For fiscal year 1997, other compensation represents the difference between the price paid by Mr. Mercurio upon the exercise of certain stock options and the fair market value of the underlying Common Stock on the date of exercise. Mr. Mercurio resigned as President, Chief Executive Officer and Chief Financial Officer of the Company effective
    June 12, 1997.

OPTION GRANTS DURING THE FISCAL YEAR ENDED OCTOBER 31, 1997


     The following table shows all grants during the fiscal year ended October 31, 1997 of stock options to the Named Executive Officers.


                               INDIVIDUAL GRANTS



                                                                                                        POTENTIAL REALIZABLE
                                                                                                          VALUE AT ASSUMED
                                                                                                        ANNUAL RATES OF STOCK
                                                PERCENTAGE OF                                            PRICE APPRECIATION
                                  NUMBER OF     TOTAL OPTIONS                   MARKET                           FOR
                                   SHARES         GRANTED TO      EXERCISE     PRICE ON                    OPTION TERM(1)
                                 UNDERLYING      EMPLOYEES IN       PRICE      DATE OF     EXPIRATION   --------------------
NAME                               OPTION        FISCAL YEAR       ($/SH)       GRANT         DATE        5%($)      10%($)
-----------------------------   ------------   ---------------   ----------   ---------   -----------   ---------   --------
Gerry W. Hall ...............       27,500           5.24%          $6.00       $8.25        3/10/99      82,130    109,519
J. Barry Hall ...............       27,500           5.24            6.00        8.25        3/10/99      82,130    109,519
William J. Mercurio .........       75,000          14.30            6.00        8.25        3/10/99     232,172    298,688

----------------
(1) The potential realizable values are based upon assumed 5% and 10% annualized stock price growth rates and are not intended to forecast future price appreciation of the Company's Common Stock. Actual gains, if any, on stock option exercises will depend on the amount, if any, by which the fair market value exceeds the option exercise price on the date the option is exercised. There is no assurance that the amounts reflected in this table will be achieved.


OPTION EXERCISES AND PERIOD-END VALUES


     The following table provides information on options exercised in the fiscal year ended October 31, 1997 by Named Executive Officers, the number of unexercised options each of them held at October 31, 1997 and the value of the unexercised "in-the-money" options each of them held as of that date.



                                                                        NUMBER OF SHARES
                                                                           UNDERLYING        VALUE OF UNEXERCISED
                                                                          UNEXERCISED            IN-THE-MONEY
                                                                       OPTIONS AT FISCAL      OPTIONS AT FISCAL
                                                                          YEAR-END(#)           YEAR-END($)(1)
                                                                      -------------------   ---------------------
                                 NUMBER OF SHARES
                                   ACQUIRED ON                            EXERCISABLE/           EXERCISABLE/
NAME                               EXERCISE(1)       VALUE REALIZED      UNEXERCISABLE          UNEXERCISABLE
-----------------------------   -----------------   ---------------   -------------------   ---------------------
Frazier L. Gaines ...........        110,000            $991,375            --/--                   --/--
Gerry W. Hall ...............             --                  --          27,500/--              218,281/--
J. Barry Hall ...............             --                  --          27,500/--              218,281/--
William J. Mercurio .........         55,000             243,100       101,800/382,000         808,038/303,213

----------------
(1) Based on the closing sale price of the Common Stock of $7 15/16 on October 31, 1997.


EMPLOYMENT AGREEMENTS


     Gerry W. Hall, former President and Chief Executive Officer of Able, is party to an employment agreement (the "Gerry Hall Employment Agreement"), dated October 12, 1996, with GEC pursuant to which he served as the President of GEC. The Gerry Hall Employment Agreement terminates on October 11, 2001 and provides for Mr. Hall to be paid a salary of $150,000 per year, plus insurance and other benefits. The Gerry Hall Employment Agreement also contains a covenant by Mr. Hall not to compete with the Company for a period of two years following his employment, unless the Company terminates the Hall Employment Agreement for cause or Mr. Hall terminates the agreement with good reason, in which case the non-competition period will terminate after six months (which period may be extended by the Company up to one year in exchange for additional compensation). The Board of Directors increased Mr. Hall's annual base salary to $200,000 in connection with his appointment on June 12, 1997 as Able's President and Chief Executive Officer. Mr. Hall resigned from such positions on March 2, 1998 and resumed his duties with GEC on a full time basis. Mr. Hall currently functions as a consultant to GEC. Gerry Hall has assigned $100,000 of his annual salary to J. Barry Hall.

     J. Barry Hall is party to an employment agreement (the "Barry Hall Employment Agreement"), dated October 12, 1996, with TSCI. Mr. Hall was subsequently appointed President of GEC and the Company's Transportation Services Group and currently serves in that capacity. The Barry Hall Employment Agreement terminates October 11, 2001 and provides for Mr. Hall to be paid a salary of $150,000 per year, plus insurance, and other benefits. The Barry Hall Employment Agreement also contains a covenant by Mr. Hall not to compete with the Company for a period for two years following his employment, unless the Company terminates the Barry Hall Employment Agreement for cause or Mr. Hall terminates the agreement with good reason, in which case the non-competition period will terminate after six months (which period may be extended by the Company up to one year in exchange for additional compensation). In addition, an additional $100,000 in annual salary has been assigned to J. Barry Hall from Gerry Hall.


     None of the Company's Named Executive Officers are parties to any agreements that are triggered upon a "change of control" of the Company, although the acquisition agreement for the purchase of GEC provides for an acceleration of certain contingent payments of the purchase price to Gerry W. Hall and J. Barry Hall in the event that Company should sell GEC prior to October 31, 2001.


1995 STOCK OPTION PLAN


     The Company has adopted the 1995 Stock Option Plan (the "Plan") pursuant to which 550,000 shares of Common Stock were originally authorized for issuance. In April 1998, the shareholders of the Company approved the amendment of the Plan to increase the number of shares outstanding under the Plan to 1,300,000. The Company intends to amend its registration statement on Form S-8 to register the additional 750,000 shares of Common Stock reserved for issuance under the Plan.


     The Company may grant stock options (both Nonqualified Stock Options and Incentive Stock Options, as defined in the Plan) and restricted stock under the Plan to Non-Affiliate Directors (as defined in the Plan), key employees, advisors and consultants (the "Participants"). The Plan also provides for the automatic grant to Non-Affiliate Directors, at such time as an individual becomes a Non-Affiliate Director of the Company, of Nonqualified Stock Options to purchase 5,000 shares of Common Stock at an exercise price per share equal to 100% of the fair market value of the shares on the date of grant.


     With respect to the grant of awards under the Plan to persons other than Non-Affiliate Directors, the Board of Directors, or a committee appointed by the Board of Directors (in either case, the "Plan Administrators"), will determine persons to be granted stock options and restricted stock, the amount of stock to be optioned or granted to each such person, and the terms and conditions of any stock options and restricted stock. Both Incentive Stock Options and Nonqualified Stock Options may be granted under the Plan. An Incentive Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Any Incentive Stock Option granted under the Plan will have an exercise price of not less than 100% of the fair market value of the shares on the date on which such option is granted. With respect to an Incentive Stock Option granted to a Participant who owns more than 10% of the total combined voting stock of the Company or any parent or subsidiary of the Company, the exercise price for such option must be at least 110% of the fair market value of the shares subject to the option on the date the option is granted. A Nonqualified Stock Option granted under the Plan (i.e., an option to purchase the Common Stock that does not meet the Code's requirements for Incentive Options) shall be as determined by the Plan Administrators.


     Subject to the terms of the Plan, the Plan Administrators may award shares of restricted stock to the Participants. Generally, a restricted stock award will not require the payment of any option price by the Participant but will call for the transfer of shares to the Participant subject to forfeiture, without payment of any consideration by the Company, if the Participant's employment terminates during a "restricted" period (which must be at least six months) specified in the award of the restricted stock.

     There are 1,300,000 shares authorized for possible issuance under the Plan. As of the date of this Prospectus, options to purchase 1,158,760 of such reserved shares of Common Stock have been granted (net of cancelled options).


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     During the fiscal year ended October 31, 1997, compensation for the Company's officers was determined by the entirety of the Company's Board of Directors. During such time, Frazier D. Gaines, and Richard J. Sandulli and Robert L. Nelles, neither of whom is presently a director of the Company, served as officers of the Company. The Company has since established a Compensation Committee consisting of Messrs. Carl F. Swartz, Thomas Davidson and Gideon Taylor to determine compensation for future years.


     On October 12, 1996, the Company acquired all of the issued and outstanding capital stock of Georgia Electric Company ("GEC"), which prior to the acquisition was owned equally by Gerry W. and J. Barry Hall (collectively, the "Halls"). In connection with the acquisition, Gerry Hall was employed as President of GEC and Barry Hall was employed as President of TSCI pursuant to the employment agreements described above under "Employment Agreements". Following the acquisition, Gerry Hall was elected to the board of directors of the Company, and on June 12, 1997, was elected President and Chief Executive Officer of the Company. Gerry Hall resigned as President, Chief Executive Officer and a director of the Company on March 2, 1998. The purchase price for the GEC acquisition was $3 million in cash, plus the issuance at the end of each of the next five fiscal years of a number of shares of Common Stock to be determined pursuant to a formula contained in the acquisition agreement by dividing a dollar figure derived from GEC's actual pre-tax profits and operating margins compared with target profits and margins for each such fiscal year by a discounted per share price. In the event that GEC is sold by the Company prior to the end of fiscal year 2001, the Company is obligated to issue to Gerry Hall and Barry Hall a number of shares of Common Stock having a market value (as determined in accordance with the contract) of $1 million for each year that earn-out consideration remains payable. The GEC acquisition agreement was amended in February 1998 to increase the percentage discount applicable to the price of the Common Stock for purposes of determining the number of shares to be issued with respect to each fiscal year and to limit the total market value of the shares of Common Stock which could be issued under the agreement to $9 million.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     In April 1998, the Company engaged Washington Equity Partners ("WEP") as an advisor in connection with the MFSNT Acquisition, including the financing thereof, and agreed to pay WEP a fee if the Company consummated the financing of the MFSNT Acquisition through an investor contacted by WEP. Such fee equals 2% of the gross proceeds of any senior indebtedness issued by the Company, 3% of the gross proceeds of any subordinated indebtedness issued by the Company, and 4% of the gross proceeds of any equity securities issued by the Company. In addition, the Company agreed to pay WEP, upon the consummation of the MFSNT Acquisition, a fee of 2% of the aggregate purchase price paid by the Company for the MFSNT Acquisition up to $50 million, and 1 1/2% of the aggregate purchase price in excess of $50 million. The Company also committed to reimburse WEP for its reasonable travel and out-of-pocket expenses (up to a maximum of $20,000 without prior approval) incurred in connection with its engagement. Under the agreement, the Company agreed to indemnify WEP and its permitted assigns against all losses and expenses, including reasonable counsel fees and expenses, arising out of the MFSNT Acquisition or the financing, except any losses or expenses found in a final judgment by a court of competent jurisdiction to have resulted from WEP's bad faith, gross negligence or breach of its agreement with the Company. At the time of this engagement, Thomas M. Davidson was Managing Director of WEP. After he left that position in April 1998, WEP assigned its rights in the agreement to Mr. Davidson, who became a director of the Company in June 1998. On October 21, 1998, Mr. Davidson and the Company executed a letter agreement pursuant to which the Company agreed to pay to Mr. Davidson $1,332,000 in satisfaction of amounts owing under the agreement with WEP with respect to the MFSNT Acquisition and the related financing.


     On April 24, 1998, to finance part of the non-refundable deposit for the MFSNT Acquisition, Frazier L. Gaines, the Company's President and Chief Executive Officer, and Gideon D. Taylor, the Company's Chairman of the Board, borrowed $5.0 million from a bank on an unsecured basis. This loan was secured by a pledge of 1,047,000 shares of Common Stock owned by Messrs. Gaines and Taylor. On July 2, 1998, to finance an additional non-refundable deposit on the MFSNT Acquisition purchase price, Messrs. Frazier and Taylor borrowed an additional $4.2 million. This loan was also secured by a pledge of 1,047,000 shares of Common Stock owned by Messrs. Gaines and Taylor. On June 11, 1998, the Company repaid both these loans with $9.2 million of the proceeds from the Secured Credit Facility. Interest on the loans in the amount of $50,000 was also paid. On July 8, 1998, Messrs. Taylor and Gaines were granted two-year options (which vested immediately) to purchase 120,000 shares and 80,000 shares, respectively, of the Company's Common Stock, at an exercise price of $14.00 per share, as compensation for providing the capital necessary to fund the initial deposits required to consummate the MFSNT Acquisition.


     On August 11, 1998, Messrs. Gaines and Taylor each loaned the Company $1 million on an unsecured basis to cover certain expenses of New MFSNT. These loans were repaid in full on August 17, 1998 and interest of $2,200 was paid to each of Messrs. Gaines and Taylor.


     In November 1997, a subsidiary of the Company assumed the obligations of Ten-Ray Utility Construction, Inc. ("Ten-Ray"), a North Carolina corporation, as contractor under two network construction contracts and paid the costs Ten-Ray had accrued under the contracts of approximately $131,000. On January 30, 1998, the Company purchased from Ten-Ray certain construction equipment used in connection with the contracts. The purchase price for the equipment was the satisfaction of Ten-Ray's bank loans secured by the equipment in the amount of $330,188, including principal and interest, which in the opinion of the executives of the subsidiary was not more than the fair market value of the equipment. Billy V. Ray, Jr., then the Company's Chief Financial Officer, beneficially owned approximately 7.7% of the voting stock of Ten-Ray and had personally guaranteed the equipment loans to the bank.

                      PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth information known to the Company with respect to the beneficial ownership of the Common Stock as of October 13, 1998, and as adjusted assuming the exercise in full of the John Hancock Warrants, the Series B Preferred Stock, the Series B Preferred Stock Warrants, and the Merger Option, in each case as of such date, by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company,
(iii) certain other officers of the Company, (iv) each Selling Shareholder and
(v) all directors and executive officers of the Company as a group.



                                          SHARES BENEFICIALLY OWNED                            SHARES BENEFICIALLY OWNED
                                            PRIOR TO OFFERING(2)              NUMBER OF            AFTER OFFERING(3)
                                      ---------------------------------    SHARES OFFERED    ------------------------------
NAME OF BENEFICIAL OWNER(1)                  NUMBER         PERCENTAGE         HEREBY              NUMBER        PERCENTAGE
------------------------------------- -------------------- ------------ -------------------- ------------------ -----------
DIRECTORS AND
  OFFICERS:
Jonathan A. Bratt(4).................          36,500              *                 --              36,500            *
Frazier L. Gaines(5).................         684,430           6.07%                --             684,430         6.07%
Billy V. Ray, Jr.(6).................          25,000              *                 --              25,000            *
Gideon D. Taylor(7)..................       1,016,638           9.01%                --           1,016,638         9.01%
Carl F. Swartz(6)....................          20,000              *                 --              20,000            *
Thomas M. Davidson(6)................          20,000              *                 --              20,000            *
J. Barry Hall(8) ....................         102,220              *                 --             102,220            *
Gerry W. Hall(8) ....................         102,220              *                 --             102,220            *
Mark A. Shain .......................              --             --                 --                  --           --
Jesus G. Dominguez(9) ...............          27,708              *                 --              27,708            *
Curtis A. "Butch" Dale ..............           3,300              *                 --               3,300            *
All directors and executive
  officers as a group
  (9 persons) .......................       1,833,576(9)       15.78%                --           1,833,576(9)     15.78%
SELLING SHAREHOLDERS:
John Hancock Mutual Life
  Insurance Company(11) .............              --             --                 --                  --           --
John Hancock Variable Life
  Insurance Company(11) .............              --             --                 --                  --           --
Barnett & Co.(11)(12) ...............              --             --                 --                  --           --
Colonial Penn Life
  Insurance Company .................         322,404(13)       2.91%           322,404(13)              --           --
Halifax Fund, L.P. ..................       1,617,356(13)      14.62%         1,617,356(13)              --           --
Palladin Partners I, L.P. ...........         322,404(13)       2.91%           322,404(13)              --           --
Palladin Securities, L.L.C. .........         436,154(13)       3.94%           436,154(13)              --           --
Palladin Overseas Fund
  Limited ...........................         436,154(13)       3.94%           436,154(13)              --           --
The Gleneagles Fund
  Company ...........................         549,904(13)       4.97%           549,904(13)              --           --
RGC International
  Investors, LDC.....................       3,391,452(13)      30.65%         3,391,452(13)              --           --
MFS Communications
  Company, Inc.
  11808 Miracle Hills Drive
  Omaha, Nebraska 68154 .............       1,817,941(14)      14.11%         1,817,941(14)              --           --

----------------
  *  Less than 1%.
 (1) Unless otherwise indicated, the address of each beneficial owner of more than 5% of the Company's voting securities is 1601 Forum Place, Suite
     1110, West Palm Beach, Florida 33401.
 (2) Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of October 13, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
 (3) Assumes the sale of all of the shares offered by each Selling Shareholder.
 (4) Including 30,000 shares underlying options which are immediately exercisable.
 (5) Includes 210,000 shares underlying options which are immediately exercisable. Does not include an aggregate of 9,000 shares held as trustee for four minors and as to which Mr. Gaines disclaims beneficial ownership.
 (6) All of these shares are subject to options which are immediately exercisable.
 (7) Includes (i) 21,619 shares owned by Mr. Taylor's wife, and (ii) 220,000 shares underlying options which are immediately exercisable.
 (8) Gerry W. Hall resigned as an executive officer and director of the Company on March 2,1998. J. Barry Hall was deemed an executive officer of the Company for fiscal year 1997 but is no longer deemed by the Company as an executive officer for purposes of the Exchange Act. These shares represent shares issued by the Company for earnout consideration in connection with the GEC acquisition.
 (9) Excludes shares of Common Stock beneficially owned by Gerry W. Hall and J. Barry Hall, who are no longer executive officers or directors of the Company.
(10) Includes 27,000 shares underlying options which are immediately exercisable.
(11) The John Hancock Warrants will be exercisable on January 6, 1999.
(12) Barnett & Co. is the nominee for Signature 1A (Cayman), Ltd.
(13) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock that will be offered by each Selling Shareholder. The actual number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock and exercise of the Series B Preferred Stock Warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number, depending upon factors which cannot be predicted by the Company at this time, including without limitation the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby and included in the Registration Statement of which this Prospectus forms a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series B Preferred Stock and exercise of the Series B Preferred Stock Warrants by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. The Company has agreed to register 200% of the actual number of shares of Common Stock issuable pursuant to an assumed conversion of the Series B Preferred Stock in full as of October 13, 1998. In addition, the Company has agreed to register 150% of the actual number of shares of Common Stock issuable pursuant to an assumed exercise of the Series B Preferred Stock Warrants in full as of October 13, 1998. Pursuant to the terms of the Series B Preferred Stock, the conversion price on October 13, 1998 would have been $3.51625 (97% of $3.625, which is the lowest intraday trading price for the Common Stock during the 22 trading days immediately preceding October 13, 1998, the day of the conversion), at which price the $20 million of Series B Preferred Stock would have been converted into approximately 5,687,878 shares of Common Stock. The Series B Preferred Stock Warrants are exercisable into 1,000,000 shares of Common Stock at an exercise price of $19.80 per share. Pursuant to the terms of the Series B Preferred Stock and the Series B Preferred Stock Warrants, such securities are convertible or exercisable, as the case may be, by any holder only to the extent that the number of shares of Common Stock thereby issuable or convertible, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series B Preferred Stock or Series B Preferred Stock Warrants) would not exceed 4.99% of the then outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of Common Stock set forth in the table for this Selling Shareholder exceeds the number of shares of Common Stock that this Selling Shareholder could beneficially own at any given time through its conversion of the Series B Preferred Stock or exercise of the Series B Preferred Stock Warrants. In that regard, beneficial ownership of this Selling Shareholder has not been determined in accordance with Rule 13d-3 under the Exchange Act.
(14) Includes 1,817,941 shares of Common Stock exercisable pursuant to an option granted by the Company in connection with the MFSNT Acquisition. See "Business--Recent Developments--The MFSNT Acquisition" and "Description of Securities--The MFSCC Option." This information is based solely on a
     Schedule 13D filed by WorldCom and MFSCC on May 7, 1998, as amended on July 8, 1998. Pursuant to such Schedule 13D, WorldCom has also claimed beneficial ownership of these shares.

                          DESCRIPTION OF INDEBTEDNESS


     The following discussions of certain of the provisions of the Company's indebtedness are not intended to be complete or exhaustive and are qualified in its entirety by references to the provisions of the documents and agreements with respect to such indebtedness. These documents and agreements have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.


SECURED CREDIT FACILITY


     On June 11, 1998, Able entered into a Credit Agreement with NationsBank, N.A., as Administrative Agent (the "Secured Credit Facility"). Pursuant to the Secured Credit Facility, a syndicate of lenders will lend to the Company up to $35 million in the form of senior secured revolving credit facilities (the "Revolving Credit Facility"). The Revolving Credit Facility has a letter of credit sublimit of $5 million.


     The Revolving Credit Facility will mature on June 20, 2001.


     The interest rate under the Secured Credit Facility will, at the option of the Company, be based upon either (i) a Eurodollar rate or (ii) a base rate, for any day, the greater of the prime rate announced from time to time by the Administrative Agent as its U.S. dollar prime commercial lending rate (which rate may or may not be the lowest rate of interest charged by the Administrative Agent) and the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System in effect on such day, plus 1%.


     The Secured Credit Facility is guaranteed by all of the Company's existing and future Restricted Subsidiaries. Each of the Company's subsidiaries are Restricted Subsidiaries other than New MFSNT and the Company's international subsidiaries. The Secured Credit Facility is secured by a pledge of 100% of the capital securities of the Company's Restricted Subsidiaries (including all existing intercompany notes issued to any Restricted Subsidiary by any of its subsidiaries and all shares of capital securities set forth in the Pledge Agreement, by and among the Administrative Agent and each of the Restricted Subsidiaries).


     The Secured Credit Facility contains covenants restricting the ability of the Company and its Restricted Subsidiaries to, among others, (i) incur additional debt, (ii) declare dividends or redeem or repurchase capital stock,
(iii) prepay, redeem or purchase debt, (iv) incur liens, (v) make loans and investments, (vi) make capital expenditures, (vii) engage in mergers, acquisitions and asset sales, and (viii) engage in transactions with affiliates. The Company is also required to comply with financial covenants with respect to certain minimum ratios, including debt coverage, interest, fixed charges and current ratio.


     On June 30, 1998, the Secured Credit Facility was amended to (i) permit the Company's acquisition of MFSNT and the related financing of such transaction, (ii) make certain changes in the financial covenants related thereto, and (iii) make other amendments relating to investments, pledging and intercompany matters.


SENIOR NOTES


     In January 1998, Able issued $10 million in principal amount of 12% Senior Subordinated Notes due January 6, 2005 (the "Senior Notes") to John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company and Signature 1A (Cayman), Ltd., pursuant to the Note Agreement, dated as of January 6, 1998 (the "Note Agreement"), by and among Able and each of the holders of the Senior Notes. The Senior Notes bear interest at an annual rate of 12%, in arrears, payable semiannually on January 6 and July 6 of each year the Senior Notes remain outstanding. If a Change in Control (as defined in the Note Agreement) occurs, we are required to offer to pay each holder of the Senior Notes all of the principal, accrued but unpaid interest and, except in certain circumstances, the Prepayment Compensation Amount (as defined in the Note Agreement), if any, on the Senior Notes. The Note Agreement contains certain financial covenants restricting the ability of the Company and its Restricted Subsidiaries (as defined in the Note Agreement) to, among other things, (i) incur additional debt, (ii) declare dividends or redeem or repurchase capital stock, (iii) prepay, redeem or purchase debt, (iv) incur liens, (v) make loans and investments, (vi) make capital expenditures, and
(vii) engage in mergers, acquisitions and asset sales, (viii) engage in transactions with affiliates. The Company is also required to comply with financial covenants with respect to certain minimum ratios, including debt coverage, interest, fixed charges and current ratio. Between May 29, 1998 and September 17, 1998, the Company received either waivers and/or consents, or letters of forbearance, relating to the MFSNT Acquisition and the related financing of the acquisition. These letters also accelerated the maturity date of the Senior Notes to August 31, 1998, which has been extended to October 16, 1998, and further extended to November 30, 1998.


WORLDCOM NOTE


     In order to finance the MFSNT acquisition, we expect to issue the WorldCom Note to MFSCC pursuant to the September Agreement. We must repay the WorldCom
Note in full on December 15, 2000. The WorldCom Note bears interest at 11.5% per year, payable every three months commencing November 30, 1998. The principal amount of the WorldCom Note is to be prepaid in part by applying a portion of certain fees (i) due to us by WorldCom and (ii) received by us in connection with the sale and installation of certain conduit projects. Pursuant to a Pledge Agreement, dated as of July 2, 1998 (the "Pledge Agreement"), we have pledged all of the shares of capital stock in New MFSNT (the "Pledged Stock") to WorldCom and MFSCC to secure our obligations under the WorldCom Note. Other than our pledge of our stock in New MFSNT, our obligations under the WorldCom Note are junior to those under the Secured Credit Facility (as defined below) and our 12% senior subordinated notes due January 6, 2005 (the "Senior Notes").


     An "Event of Default" will occur under the WorldCom Note upon (i) the failure to pay or perform any obligations, liabilities or indebtedness of the Company to MFSCC under the WorldCom Note or any other agreement, note or instrument now or thereafter existing, (ii) a proceeding being filed or commenced against the Company for dissolution or liquidation of the Company (except where such proceeding is filed or commenced involuntarily and is dismissed or discharged within sixty (60) days of the date of notice thereof) or the Company voluntarily or involuntarily terminating or dissolving or being terminated or dissolved, (iii) insolvency of, business failure of, the appointment of a custodian, trustee, liquidator or receiver for, or for any of the property of, or an assignment for the benefit of creditors by or the filing of a petition under bankruptcy, insolvency, or debtor's relief law (except where such appointment, assignment, or filing is involuntary and is dismissed or discharged within sixty (60) days of the date of notice thereof) or for any readjustment of indebtedness, composition or extension by or against the Company, (iv) any attachments, liens or additional security instruments being placed upon the Pledged Stock (or the collateral substituted therefor) (except where such attachment or lien is created by a third party and is removed within sixty (60) days of the date of notice thereof, (v) acquisition at any time or from time to time of title to the whole of all or any part of the Pledged Stock (or the collateral substituted therefor) by any person other than the Company,
(vi) any representation or warranty under the documents entered into in connection with the MFSNT Acquisition made by the Company to MFSCC that is, or was, untrue or materially misleading at the time such representation or warranty was made, (vii) any default under the Pledge Agreement or the Assumption and Indemnity Agreement or (viii) breach of any of certain covenants in the WorldCom Note.


     Upon an Event of Default, the entire balance of the WorldCom Note shall automatically become due and payable, subject to certain subordination provisions. In addition, upon a default of the WorldCom Note, it is anticipated that WorldCom will be able to do any or all of the following:


     /bullet/ Accelerate all principal and interest we owe WorldCom under the WorldCom Note

     /bullet/ Acquire all of our stock in New MFSNT


     /bullet/ Keep all principal and interest we may have already paid under the WorldCom Note


     /bullet/ Require us to pay an 18% annual default rate of interest while we are in default


     /bullet/ Cause WorldCom Network to apply 12% of the payment it owes us at the time of default under the WorldCom Master Services Agreement to the outstanding principal and interest due under the WorldCom Note


     In addition, if we do not repay the WorldCom Note in full by December 15, 2000, it is anticipated that WorldCom will be able to:


     /bullet/ Reduce the minimum yearly and aggregate revenues we would receive under the WorldCom Master Services Agreement


     /bullet/ Refuse to give us additional work under the WorldCom Master Services Agreement while we are in default


     Notwithstanding the foregoing, pursuant to the terms of the Pledge Agreement, if the event of default is a failure by the Company to pay money to MFSCC, the Company may cure the event of default by paying such money at any time before WorldCom enforces its remedies under the Pledge Agreement.


     MFSCC's right to receive such payments on the WorldCom Note is a senior obligation of the Company, except that MFSCC's right to receive the Subordinated Amount (as defined below) is subordinated and junior in right of payment to all of the Company's obligations under the Senior Notes and the Note Agreement (collectively, the "Senior Note Obligations") and the notes issued, and other obligations arising under, the Credit Agreement, dated June 11, 1998 (and amended as of June 30, 1998), between the Company and NationsBank, N.A., as Administrative Agent and CIBC Inc. as Documentation Agent and the Lenders from time to time parties thereto (the "Secured Credit Agreement") (as the same may be amended thereunder without increasing the "Commitments" thereunder) (collectively the "Credit Agreement Obligations"). All Senior Note Obligations and Credit Agreement Obligations must also be fully paid in cash and all commitments to lend under the Secured Credit Agreement must have been extinguished for 91 days before payment can be made by the Company on the Subordinated Amount. In addition, so long as any amount is outstanding under the Senior Note Obligations or the Credit Agreement Obligations, and for so long as there is any commitment to lend existing under the Secured Credit Agreement, MFSCC cannot exercise any remedies with respect to the WorldCom Note, other than with respect to recourse against the Pledged Stock (or the collateral substituted therefor), during any period (the "Standstill Period") that MFSCC would have been entitled to enforce its claim for the Subordinated Amount and ending upon the earlier of (i) 120 days after the commencement of the Standstill Period, if an event of default in payment of the Senior Note Obligations or the Credit Agreement Obligations has occurred and is continuing and 150 days after the commencement of such Standstill Period if no such event of default has occurred during that 120 day period, and (ii) the date that the holder of the Senior Notes or the Credit Agreement Obligations commences the exercise of any remedies in respect of the Senior Notes or the Credit Agreement Obligations. As used herein, "Subordinated Amount" means (x) in the event WorldCom or MFSCC acquires the Pledged Stock (or collateral substituted therefor) pursuant to the terms of the Pledge Agreement, the outstanding principal amount of the WorldCom Note plus accrued interest thereon, less the Deemed Value, plus amounts representing certain costs, expenses and fees under the WorldCom Note and the Pledge Agreement, (y) until such time, if ever, as WorldCom or MFSCC acquires the Pledged Stock (or collateral substituted therefor), the unpaid principal amount of and accrued interest on the WorldCom Note, plus amounts representing certain costs, expenses and fees under the WorldCom Note and the Pledge Agreement; provided, however, that neither WorldCom nor MFSCC is required to repay to the Company or any holder of the Senior

Notes or the Credit Agreement Obligations, any merger consideration, extension fee or other amounts paid to WorldCom or MFSCC under the Merger Agreement entered into in connection with the MFSNT Acquisition (the "Merger Agreement"), any amounts that may be set off by MFSCC or WorldCom, or any Collections. If WorldCom or MFSCC acquires the Pledged Stock (or the collateral substituted therefor) pursuant to the terms of the Pledge Agreement, any unpaid claim under the WorldCom Note which does not constitute a Subordinated Amount will be satisfied solely from the proceeds of the Pledged Stock (or the collateral substituted therefor).


GUARANTY AGREEMENT


     In connection with the MFSNT Acquisition, we agreed to assume and pay and fully discharge at our expense all of the liabilities and obligations of MFSCC under its Guaranty Agreement, dated November 1, 1996 (the "Guaranty Agreement"), with Credit Lyonnais, New York Branch, as agent for the several lenders party to the Credit Agreement, dated November 1, 1996 (the "Kanas Credit Agreement"), among such lenders, Credit Lyonnais and Kanas Telecom, Inc., as borrower ("Kanas").


     Pursuant to the Guaranty Agreement, under certain limited circumstances, MFSCC has agreed to guarantee the payment obligations of Kanas under the Kanas Credit Agreement and any related loan document and the payment obligations of Kanas under any present or future hedging agreement between Kanas and any lender under the Kanas Credit Agreement (collectively, the "Kanas Obligations"). The aggregate commitment of the lenders under the Kanas Credit Agreement is $85.4 million, and the purpose of the Kanas Credit Agreement is to provide the funds necessary to complete the Alyeska project, which is governed by the Alyeska Services Agreement (the "Services Agreement"), dated May 31, 1996, as amended, between Alyeska and Kanas.


     The circumstances under which MFSCC has agreed to guarantee the Kanas Obligations are (i) the payment of all obligations if final acceptance of the Alyeska project does not occur on or prior to December 31, 1999, provided that such date may be extended under certain conditions; (ii) the payment of the Kanas Obligations due on any quarterly due date on which (x) certain specified performance failures under the Services Agreement have occurred, (y) Alyeska has terminated the Alyeska project, and (z) Kanas does not have sufficient funds to pay certain expenses, including amounts due under the Credit Agreement; (iii) the payment of the difference between the monthly fee owing to Kanas pursuant to the Services Agreement and the amount Alyeska is permitted to pay by the Alaska Public Utility Commission if such commission has determined that such monthly fee is too high; and (iv) to the extent such amounts are not at the time payable by Alyeska, the payment of the difference between the Kanas Obligations then owed by Kanas to the lenders under the Kanas Credit Agreement and the amount paid by Kanas if certain termination payments are then due from Alyeska pursuant to the Services Agreement.


DESCRIPTION OF PERFORMANCE BONDS


     There are numerous risks inherent in providing services in the telecommunications industry, which may result in a contractor or subcontractor being unable to complete the contracted work. As a contractor, we are required to supply the project owners with a performance and payment bond and a certificate of insurance to protect the owners from liability. Internally, we make use of builders' risk insurance to protect our own interests. If we decide to subcontract a portion of the work, we also require our subcontractors to provide performance and payment bonds and certificates of insurance to protect us from liability. Depending upon the contract and/or the state and local laws, we may also need to make use of other types of insurance or bonds. As of September 30, 1998, we have $499 million in bonding for our projects.

                           DESCRIPTION OF SECURITIES


     We are authorized to issue 25,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.10 per share (the "Preferred Stock"). The Board of Directors has designated 1,200 shares of the Preferred Stock as Series A Convertible Preferred Stock, par value $.10 per share (the "Series A Preferred Stock") 4,000 shares of the Preferred Stock as Series B Preferred Stock. As of October 13, 1998, there were approximately 11.1 million shares of Common Stock outstanding, held of record by approximately 404 shareholders, no shares of Series A Preferred Stock outstanding, and 3,564 shares of Series B Preferred Stock outstanding.


     The following summary description of the Company's Common Stock and Preferred Stock is not intended to be complete or exhaustive and is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws, copies of which are included as exhibits to the Registration Statement of which this Prospectus forms a part.


COMMON STOCK


     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by Selling Shareholders will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.


PREFERRED STOCK


     GENERAL. The Board of Directors has the authority, without further action of the shareholders of the Company, to issue up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series.


     The Board of Directors, without shareholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.



     SERIES B CONVERTIBLE PREFERRED STOCK. In June, 1998, the Board of Directors adopted a resolution authorizing 4,000 shares of Series B Convertible Preferred Stock, par value $.10 per share ("Series B Preferred Stock"). The Company subsequently sold 4,000 shares of Series B Preferred Stock at a price of $5,000 per share to certain investors in a non-public offering. The net proceeds to the Company after related fees and expenses were approximately $18.9 million.


     The holders of the Series B Preferred Stock are generally entitled to receive cumulative quarterly dividends payable in shares of Common Stock, or, at the Company's option, in cash at the rate of 4% per year. However, the Company must provide the holders of the Series B Preferred Stock with 20 days prior written notice of its intent to pay them cash dividends. The Company is precluded from paying dividends in shares of Common Stock, and must pay such dividends in cash, upon the occurrence of one or more triggering events, as specified in the Articles. Any accrued and unpaid dividends not paid, either in stock or in cash, as may be applicable, within five business days of the dividend date shall bear interest at the rate of 2% per month until such dividends are paid. No dividends or other distributions are to be paid in respect of the Common Stock if the dividends on the Series B Preferred Stock are in arrears.


     In the event of a liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Stock are entitled to receive, for each share of Series B Preferred Stock, prior to and in preference to any distribution of assets or surplus funds of the Company to any holder of Common Stock, an amount equal to the sum of $5,000 plus any unpaid dividends and default interest to which the holders of the Series B Preferred Stock are entitled.


     The holders of the Series B Preferred Stock are entitled to convert their shares of Series B Preferred Stock into shares of Common Stock; provided, however, that in no event shall any holder of Series B Preferred Stock be entitled to convert shares of Series B Preferred Stock if and to the extent that such holder (together with its affiliates) would beneficially own, immediately after and giving effect to such conversion, greater than 4.99% of the outstanding shares of Common Stock. Upon conversion, a holder of one share of Series B Preferred Stock would receive a number of shares of Common Stock equal to the quotient of:


   (i) $5,000, plus any unpaid default interest through the conversion date, plus any unpaid dividends with respect to such share of Series B Preferred Stock, and


   (ii) the Conversion Price, subject to adjustment as described below, equal to 97% of the lesser of


     (a) the lowest intraday trading price of the Common Stock for any three trading days during the 22 trading days immediately preceding the conversion date, and


     (b) the lowest intraday trading price of the Common Stock on the trading day immediately preceding the conversion date; provided, however, that in no event shall the Conversion Price as calculated in this clause (b) be less than 95% of the lowest intraday trading price on the conversion date.


     The Conversion Price shall be subject to proportional adjustment pursuant to certain anti-dilution provisions in the event that the Company takes any of the following actions:


     /bullet/ A forward or reverse stock split


     /bullet/ A stock dividend


     /bullet/ A merger, consolidation, or transfer or sale of all or substantially all of the Company's assets


     /bullet/ A reorganization or reclassification of Common Stock


     /bullet/ Certain issuances of Common Stock or any securities convertible or exchangeable into Common Stock


     /bullet/ Any other similar action of the type contemplated above


     Any Series B Preferred Stock not previously converted will automatically convert into shares of Common Stock on June 30, 2003 (the "Maturity Date"), or as may be extended by the Articles and the Registration Rights Agreement applicable to the shares of Common Stock underlying the Series B

Preferred Stock. If the aggregate number of shares to be issued to the holders of the Series B Preferred Stock and the holders of the Series B Preferred Stock Warrants by the holders thereof would exceed 20% (the maximum permitted without shareholder approval pursuant to Nasdaq's rules), then the Company has agreed to use best efforts to promptly obtain shareholder approval for such issuances.



     If the Company does not have a sufficient amount of Common Stock available to satisfy its obligations to any holder of Series B Preferred Stock upon receipt of a conversion notice therefrom, or if the Company is otherwise unable or unwilling to issue Common Stock in conversion therefor, then the Company must pay in cash to each such holder an amount equal to 3% of the liquidation value of the Series B Preferred Stock for each 30-day period (or portion thereof) that the Company fails or refuses to issue such Common Stock. At any time five days after the commencement of the first 30-day period described above, at the request of a holder of Series B Preferred Stock, the Company must redeem, at a price equal to 130% of the liquidation value of the Series B Preferred Stock (the "Premium Redemption Price"), (i) the number of shares of Series B Preferred Stock equal to such holder's pro rata share of the Deficiency (as defined below), if the failure to issue Common Stock results from the lack of a sufficient number thereof, or (ii) all of such holder's Series B Preferred Stock (or such lesser number as such holder may elect), if the failure to issue Common Stock results from any other cause. The "Deficiency" shall equal the number of shares of Series B Preferred Stock that would not be able to be converted into Common Stock due to an insufficient amount of Common Stock being available, assuming that all the outstanding shares of Series B Preferred Stock were submitted for conversion at the Conversion Price as of the date such Deficiency is determined.


     The holders of the Series B Preferred Stock may also require the Company to redeem their shares of such stock at the Premium Redemption Price if (i) the Company fails or refuses to pay any default payment or honor any penalty or similar amounts when due, or (ii) the Company fails to seek or obtain shareholder approval for an issuance of Common Stock to the holders of the Series B Preferred Stock that exceeds 20% of the Company's issued and outstanding stock. In addition, the holders of the Series B Preferred Stock have the right to require that the Company redeem their shares of Series B Preferred Stock upon the occurrence of


   (a) a Major Transaction, which is defined as:


     (x) the consolidation, merger or other business combination of the Company with or into another person, other than


       (I) a transaction in which the holders of the Company's voting power immediately prior to the transaction continue to hold after the transaction the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors of such entities, or


       (II) a transaction entered into solely to change the domicile of the Company,


     (y) the sale or transfer of all or substantially all the assets of the Company, or


     (z) a purchase, tender or exchange offer made to and accepted by the holders of more than 30% of the outstanding shares of Common Stock, or


   (b) a Triggering Event, which is defined as:


     (v) the failure of a registration statement covering the Common Stock underlying the Series B Preferred Stock to be declared effective on or before December 27, 1998 (180 days after the date of issuance of the Series B Preferred Stock),


     (w) a lapse in effectiveness of a registration statement covering shares of Common Stock underlying the Series B Preferred Stock, other than during certain suspension grace periods,

     (x) a delisting or suspension from listing of the Common Stock on Nasdaq for a period of five consecutive days or an aggregate of 10 days in any 365-day period,


     (y) the Company's notice to any holder of Series B Preferred Stock that the Company intends not to comply with proper requests for conversion, or the Company's failure to deliver shares of Common Stock within 10 business days of a conversion date, or


     (z) any representation or warranty by the Company not being true and correct at the time made or the Company breaches any covenant or other term or condition of the Series B Convertible Preferred Stock Purchase Agreement (the "Series B Purchase Agreement"), the Articles, the Registration Rights Agreement with respect to the Series B Preferred Stock, or any agreement delivered in connection therewith.


     In the event of a Major Transaction, the redemption price per share of Series B Preferred Stock shall be the greater of:


     (i) the Premium Redemption Price, and


     (ii) the product of


          (a)  the Conversion Price at such time, and


          (b) the closing bid price on the date of the public announcement of such Major Transaction or on the next date on which the exchange or market upon which the Common Stock is traded is open if such public announcement is made after 12:00 p.m. Eastern Time on such date or on a date upon which the exchange or market is closed.


     In the event of a Triggering Event, the redemption price per share of Series B Preferred Stock shall be the greater of:


     (i) the Premium Redemption Price, and


     (ii) the product of


     (a) the Conversion Price on the date of such holder's delivery of a proper notice of redemption, and


     (b) the greater of


       (x) the closing bid price on the trading day immediately preceding such Triggering Event, or


       (y) the closing bid price on the date of the holder's delivery of the notice of redemption, or if such date of delivery is not a trading day, the next date on which the exchange or market on which the Common Stock is traded is open.


     In the event the Company fails, refuses or is unable to cause the Common Stock underlying the Series B Securities to be listed on Nasdaq and each other securities exchange and market on which the Common Stock is then traded at all times during the period (the "Listing Period") from the earlier of (i) December 27, 1998 and (ii) the date this registration statement is declared effective by the SEC, until the Maturity Date (provided that such date shall be deferred 1 1/2 days for each day that this registration statement is not effective), then the Company shall pay in cash to each holder of Series B Securities a default payment in an amount equal to three percent of the liquidation value represented by the Series B Preferred Stock held by such holder for each 30-day period during the Listing Period from and after such failure, refusal or inability to so list the Common Stock underlying the Series B Securities until such securities are so listed.

     Without the prior written consent of the holders of not less than two-thirds of the then-outstanding shares of Series B Preferred Stock, the Company may not (i) issue additional or other capital stock which is senior or equal rank to the Series B Preferred Stock in respect of distributions and payments upon liquidation, dissolution and winding up of the Company, (ii) amend the Articles in any way which would adversely affect or impair the rights or priority of the holders of the Series B Preferred Stock relative to the holders of the Common Stock or any other class of capital stock, or (iii) declare any dividends on its Common Stock.


     The holders of Series B Preferred Stock have no voting rights, except as may be required by law.


SERIES B PREFERRED STOCK WARRANTS


     In connection with the issuance of the Series B Preferred Stock, the holders thereof received 1,000,000 Series B Preferred Stock Warrants to purchase in the aggregate 1,000,000 shares of Common Stock. The Series B Preferred Stock Warrants are immediately exercisable at a price of $19.80 per share, and expire on June 30, 2003. However, the expiration date of these warrants may be extended by 1.5 days for every day between December 27, 1998 and June 30, 2003 upon which a registration statement covering the shares of Common Stock underlying the Series B Preferred Stock Warrants is not effective. In no event shall any holder of Series B Preferred Stock Warrants be entitled to exercise such warrants if and to the extent that such holder (together with its affiliates) would beneficially own, immediately after and giving effect to such conversion, greater than 4.99% of the outstanding shares of Common Stock.


     At any time and from time to time until all of the Series B Preferred Stock Warrants have been exercised, and provided that (i) the Company is not in breach of any provision of the Series B Preferred Stock Warrant, the related Registration Rights Agreement or the Series B Purchase Agreement, and (ii) there is an effective registration statement covering the Common Stock underlying the Series B Preferred Stock Warrants, the Company may purchase the Series B Preferred Stock Warrants from the holders thereof (upon 30 days prior written notice) at a purchase price equal to $35.00, multiplied by the number of unexercised Series B Preferred Stock Warrants owned by such holder (the "Repurchase Price").


     The exercise price and the Repurchase Price shall be subject to proportional adjustment pursuant to certain anti-dilution provisions in the event that the Company takes any of the following actions:


     /bullet/ A forward or reverse stock split


     /bullet/ A stock dividend


     /bullet/ Distributions of assets to holders of Common Stock


     /bullet/ A merger, consolidation, or transfer of all or substantially all of the Company's assets


     /bullet/ A reorganization or reclassification of Common Stock


     /bullet/ Certain issuances of Common Stock or any securities convertible or exchangable into Common Stock


     In addition, in the event of any distribution to the holders of Common Stock of shares of capital stock, evidences of indebtedness or any assets, other than Common Stock, the number of shares underlying the Series B Preferred Stock may be proportionally increased to reflect the fair market value of the assets or property so distributed.


     The Company has agreed to register the shares of Common Stock underlying the Series B Preferred Stock and the Series B Preferred Stock Warrants under the Securities Act and to keep such registration statement effective until such shares of Common Stock are freely tradeable under Rule 144(k).

JOHN HANCOCK WARRANTS


     In connection with the sale of the Senior Notes, the Company issued to the holders thereof 409,505 warrants (the "John Hancock Warrants") to purchase in the aggregate 409,505 shares of Common Stock at a purchase price of $8.25 per share. The exercise price may be paid by (i) cash, (ii) Senior Notes, (iii) Senior Notes and cash, or (iv) on a "cashless" basis. A cashless exercise means that the holder of the John Hancock Warrants shall elect to receive a number of shares of Common Stock whose aggregate market price is equal to the product of
(i) the number of shares of Common Stock exercised, and (ii) the per share difference between the market price and the exercise price as of the date of exercise. The John Hancock Warrants are exercisable in 100 share increments (or such lesser amount as may remain unexercised) at any time and from time to time commencing on January 6, 1999 but prior to January 6, 2003. However, the John Hancock Warrants become immediately exercisable prior to January 6, 1999 upon the occurrence of or the fixing of a record date with respect to (i) any merger, consolidation, or similar combination of the Company into any person, except where the Company is the surviving entity and in which its shareholders retain the Common Stock held by them immediately prior to the occurrence of such event, or (ii) or sale of all or substantially all the assets of the Company.


     The Company is required to file a registration statement to register the shares of Common Stock underlying the John Hancock Warrants and to keep that registration statement effective until January 1, 2000, or the holders of the John Hancock Warrants no longer own securities covered by the registration statement.


     In the event that the Company consummates a spin-off or other similar transaction involving Able Telcom International, Inc. ("ATI"), the holders of the John Hancock Warrants shall receive a pro rata portion of the shares of ATI common stock distributed to the Company's shareholders, based upon the Common Stock ownership (on a fully-diluted basis) of the holders of the John Hancock Warrants, assuming that all such warrants were exercised immediately prior to such spin-off.


     The exercise price, and, in certain circumstances, the number of shares underlying the John Hancock Warrants, shall be subject to proportional adjustment pursuant to certain anti-dilution provisions in the event that the Company takes any of the following actions:


     /bullet/ A forward or reverse stock split


     /bullet/ A stock dividend


     /bullet/ Certain redemptions or repurchases of Common Stock


     /bullet/ Distributions of assets to holders of Common Stock


     /bullet/ A merger, consolidation, or transfer of all or substantially all of the Company's assets


     /bullet/ A reorganization or reclassification of Common Stock


     /bullet/ Certain issuances of Common Stock or any securities convertible or exchangable into Common Stock


     /bullet/ A spin-off of ATI


THE MFSCC OPTION


     As part of the MFSNT Acquisition, we granted an option to MFSCC (the "MFSCC Option") to purchase up to 2,000,000 shares of Common Stock, at an exercise price of $7.00 per share. MFSCC may elect to exercise some or all of the MFSCC Option on a "cashless" basis, up to the equivalent of

1,817,941 shares of Common Stock, which is the maximum number of shares that may issued upon exercise of the MFSCC Option. A "cashless" exercise means that MFSCC will receive shares of Common Stock with a total "market value" equal to the per share excess of the "market value" over the exercise price multiplied by the number of shares of the MFSCC Option being exercised. The MFSCC Option expires six months after the date we repay all of our obligations under the WorldCom Note. We will not receive any cash for the part of the MFSCC Option that MFSCC exercises on a "cashless" basis. As part of the September Agreement, we agreed to issue to WorldCom Network a phantom stock award or other equity participation award equivalent to 600,000 shares of Common Stock, payable in cash, stock, or a combination of both at our option. The phantom stock or other equity participation award is exercisable only on the following three days:
July 2, 1999, July 2, 2000, or July 2, 2001. WorldCom will be entitled to receive any appreciation of the Common Stock over a base price of $5 3/32 per share, but not more than $30 3/32 per share.


     For purposes of the MFSCC Option, the market price of the Common Stock shall be deemed to equal the average of the closing "bid" and "asked" price for the Common Stock as reported by Nasdaq for the ten trading days preceding the date of exercise of the MFSCC Option.


     The Option may be exercised by MFSCC, in whole or in part, by delivery of an exercise notice to the Company during the period commencing on the consummation date of the MFSNT Acquisition and continuing through the date six months following the payment in full of amounts owing under the WorldCom Note. The September Agreement extended the expiration date of the MFSCC Option.


     In the event that MFSCC exercises the MFSCC Option in whole or in part, it shall be entitled to designate Frederick W. Weidinger, Vice President of WorldCom, or if he shall be unable to serve, another individual reasonably acceptable to the Company, to serve on the Company's Board of Directors for so long as the number of shares beneficially owned by MFSCC pursuant to the exercise of the MFSCC Option is greater than or equal to 5% of the then outstanding shares of Common Stock.


LIMITED LIABILITY AND INDEMNIFICATION


     Under the Florida Business Corporation Act (the "FBCA"), a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless (i) the director breached or failed to perform his duties as a director and (ii) the director's breach of, or failure to perform, those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (3) a circumstance under which an unlawful distribution is made, (4) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct, or (5) in a proceeding by or in the right of someone other than the corporation or shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him or her and incurred by him or her in his or her capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the FBCA. Our Bylaws provide that the Company shall indemnify our officers and directors against liability resulting from their service as an officer or director of the Company and the Company has executed indemnification agreements so providing.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN PROVISIONS OF THE FBCA AND THE ARTICLES


     The Company is subject to (i) Section 607.0901 of the FBCA, which generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding shares of the corporation (or their affiliates), and (ii) Section 607.0902 of the FBCA, which generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders.


     The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender, offer, merger or otherwise, and thereby protect the continuity of the Company's management.


                        SHARES ELIGIBLE FOR FUTURE SALE


     As of October 13, 1998, the Company had approximately 11.1 million shares of Common Stock issued and outstanding. Assuming that as of October 13, 1998, the holders of the Series B Preferred Stock, the Series B Preferred Stock Warrants, the John Hancock Warrants, and the MFSCC Option (subject to the "cashless" exercise limitations) had converted or exercised all of their securities into shares of Common Stock, the Company would have had approximately 19.0 million shares of Common Stock issued and outstanding on that date, substantially all of which would have been freely tradeable.


     On May 22, 1996, we filed a registration statement on Form S-8 with the SEC to register 550,000 shares of Common Stock issuable under the Plan and 510,000 shares of Common Stock issuable under other agreements entered into with certain of our current and former directors, officers and employees. On June 18, 1997, we filed a post-effective amendment to this Form S-8 with the SEC to register the resale of 459,800 of such shares by affiliates of the Company. On April 24, 1998, the Company's shareholders amended the Plan to increase the aggregate number of shares of Common Stock issuable under the Plan from 550,000 to 1,300,000. We intend to file a registration statement under the Securities Act to register these 750,000 additional shares of Common Stock reserved for issuance under the Plan. As of October 13, 1998, options to purchase 875,085 shares of Common Stock were outstanding under the Plan and options with respect to 283,575 shares of Common Stock had been exercised. See "Management--1995 Stock Option Plan."


     Sales of substantial amounts of the Company's securities in the public market could have a significant adverse effect on prevailing market prices and could impair our future ability to raise capital through the sale of our equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                              PLAN OF DISTRIBUTION


     The Selling Shareholders may, from time to time, sell all or a portion of the shares on Nasdaq (or such other exchange on which the Common Stock may from time to time be trading), in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares may be sold by the Selling Shareholders by one or more of the following methods, without limitation: (i) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (iii) an exchange distribution in accordance with the rules of such exchange, (iv) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (v) privately negotiated transactions, (vi) short sales and (vii) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive discounts from the Selling Shareholders (or, if any such broker-dealer acts as agent for the purchaser of such Shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Shareholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve block transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares discounts as described above. The Selling Shareholders may also sell the shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.


     The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any discounts received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting or discounts under the Securities Act.


     From time to time, the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith or in settlement of securities loans. From time to time, the Selling Shareholders may pledge their shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Shareholders, the broker may offer and sell the pledged shares from time to time.


     The Selling Shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the Selling Shareholders or any other such person. The foregoing may affect the marketability of the shares.


     The Company has agreed to indemnify in certain circumstances the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify in certain circumstances the Company against certain liabilities, including liabilities under the Securities Act.


     To the extent required, this Prospectus will be updated to reflect any change in the Selling Shareholders for whose account shares are to be offered, the number of shares so offered for such

Selling Shareholder's account and, if such offering is to be made by or through underwriters or dealers, the names of such underwriters or dealers and the principal terms of the arrangements between the underwriters or dealers and the Selling Shareholders for whose account such offering is made.


     The Company has agreed to use its best efforts to keep the Registration Statement, of which this Prospectus constitutes a part, effective until the shares of Common Stock underlying such stock and warrants may be or have been sold pursuant to Rule 144(k) of the Securities Act. The Company has agreed with MFSCC to file and maintain an effective registration statement with respect to the shares of Common Stock underlying the MFSCC Option until such time, if any, as the holder of the MFSCC Option would be able to sell the shares on an unrestricted basis without being required to comply with the volume limitations contained in Rule 144(e) promulgated under the Securities Act. The Company has agreed with the holders of the John Hancock Warrants to file and maintain an effective Registration Statement until the earlier of (i) January 1, 2000, or
(ii) such time as all of the shares of Common Stock underlying the John Hancock Warrants have been sold.


     The Company will not receive any proceeds from the sale of the shares by any Selling Shareholder pursuant to this Prospectus. There can be no assurance that any Selling Shareholder will sell any of the shares offered pursuant to this Prospectus. We have agreed to pay all expenses of registration of the
shares, which expenses are expected to be approximately $          .


                                 LEGAL MATTERS


     The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Greenberg Traurig, P.A., Miami, Florida.


                                    EXPERTS


     The consolidated financial statements of Able Telcom Holding Corp. and its subsidiaries at October 31, 1997 and 1996, and for each of the years in the period ended October 31, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The consent of Ernst & Young LLP to the inclusion of their report on the financial statements referenced in the foregoing sentence will be filed by amendment to this Registration Statement.


     The consolidated financial statements of MFS Network Technologies, Inc. and subsidiaries as of December 31, 1997, and for each of the three years in the period ended December 31, 1997, presented separately in this Prospectus, have been audited by Arthur Andersen, LLP, independent auditors, as set forth in their report. Such consolidated financial statements have been included in reliance upon the report of Arthur Andersen, LLP. The consent of Arthur Andersen, LLP to the inclusion of their report on the financial statements referenced in the foregoing sentence will be filed by amendment to this Registration Statement.


     The independent financial statements of CRSI Acquisition, Inc. as of December 31, 1997, and for each of the three years in the period ended December 31, 1997, have been audited by Agee Fisher, LLC, independent certified public accountants. Such financial statements have been included in this Prospectus in reliance upon the report of Agee Fisher, LLC pertaining to such financial statements, given upon the authority of such firm as experts in accounting and auditing. The consent of Agee Fischer, LLC to the inclusion of their report on the financial statements referenced in the foregoing sentence will be filed by amendment to this Registration Statement.


     On September 7, 1998, Ernst & Young LLP, the Company's former accountants, resigned and, on October 12, 1998, Arthur Andersen LLP was appointed the Company's accountants. On September 2, 1998, prior to the resignation by Ernst & Young LLP, we sent out a request for proposals for the audit of our consolidated financial statements for the fiscal year ending October 31, 1998 to several national accounting firms, including Ernst & Young LLP. The reports of Ernst & Young LLP on our financial statements for the past two fiscal years ended October 31, 1997 and 1996 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of our financial statements for each of the two fiscal years ended October 31, 1997 and 1996, and in the subsequent interim periods, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in their reports.


     Ernst & Young LLP informed us of the following "reportable event" (as defined in Item 304(a)(i)(v) of Regulation S-K promulgated under the Securities Act of 1933, as amended):


   /bullet/ In their report to the Audit Committee for the year ended October
     31, 1997, Ernst & Young LLP advised us as to the existence of reportable conditions in our system of internal controls. These reportable conditions related to (i) the lack of segregation of duties over the cash disbursements function, (ii) the failure to provide adequate documentation to support the business purpose of certain significant transactions with related parties, and (iii) the lack of monitoring controls over operations of its foreign subsidiaries.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                            PAGE
                                                                                           -----
ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES
Consolidated Financial Statements (unaudited):
 Consolidated Balance Sheet--July 31, 1998 .............................................    F-2
 Consolidated Statement of Operations--Nine Months ended July 31, 1998 and 1997 ........    F-3
 Consolidated Statement of Stockholders' Equity--Nine Months ended July 31, 1998 .......    F-4
 Consolidated Statement of Cash Flows--Nine Months ended July 31, 1998 and 1997 ........    F-5
 Notes to Condensed Consolidated Financial Statements ..................................    F-6
Consolidated Financial Statements:
 Independent Auditors' Report ..........................................................    F-17
 Consolidated Balance Sheets--October 31, 1997 and 1996 ................................    F-18
 Consolidated Statements of Operations--Years ended October 31, 1997, 1996 and 1995 ....    F-19
 Consolidated Statements of Stockholders' Equity--Years ended October 31, 1997, 1996
   and 1995 ............................................................................    F-20
 Consolidated Statements of Cash Flows--Years ended October 31, 1997, 1996 and 1995 ....    F-21
 Notes to the Consolidated Financial Statements ........................................    F-23
MFSNT
Independent Auditors' Report ...........................................................    F-43
Consolidated Financial Statements:
 Consolidated Balance Sheets--July 2, 1998 (unaudited) and for the years ended
   December 31, 1997 and 1996 ..........................................................    F-44
 Consolidated Statements of Operations--Six months ended July 2, 1998 and June 30, 1997
   (unaudited) and for the years ended December 31, 1997, 1996 and 1995 ................    F-45
 Consolidated Statements of Cash Flows--Six months ended July 2, 1998 and June 30, 1997
   (unaudited) and for the years ended December 31, 1997, 1996 and 1995 ................    F-46
 Notes to the Consolidated Financial Statements ........................................    F-47
COMSAT
Independent Auditors' Report ...........................................................    F-51
Financial Statements:
 Balance Sheets--February 24, 1998 (unaudited) and for the years ended December 31, 1997
   and 1996 ............................................................................    F-52
 Statements of Operations--Period from January 1, 1998 to February 24, 1998 and for the period for January 1, 1997 to February 24, 1997 (unaudited) and for the years ended
   December 31, 1997, 1996 and 1995 ....................................................    F-53
 Statements of Changes in Shareholders' Deficit --Years ended December 31, 1997, 1996
   and 1995 ............................................................................    F-54
 Statements of Cash Flows--Period from January 1, 1998 to February 24, 1998 and for the period for January 1, 1997 to February 24, 1997 (unaudited) and for the years ended
   December 31, 1997, 1996 and 1995 ....................................................    F-55
 Notes to the Financial Statements .....................................................    F-56

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)



                                                                                                JULY 31,
                                                                                                  1998
                                                                                            ----------------
ASSETS
Currents Assets:
 Cash and cash equivalents ..............................................................     $  5,078,750
 Accounts receivable, net ...............................................................       59,696,806
 Inventories ............................................................................       22,016,046
 Costs and profits in excess of billings on uncompleted contracts .......................      100,216,707
 Prepaid expenses and other current assets ..............................................        2,281,426
                                                                                              ------------
   Total current assets .................................................................      189,289,735
Property and equipment, net .............................................................       27,885,038
Other assets: ...........................................................................
 Goodwill, net ..........................................................................       14,156,511
 Other non-current assets ...............................................................        3,265,463
                                                                                              ------------
   Total other assets ...................................................................       17,421,974
                                                                                              ------------
   Total assets .........................................................................     $234,596,747
                                                                                              ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Current portion of long-term-debt ......................................................     $  6,340,229
 Accounts payable .......................................................................       29,197,037
 Billings in excess of costs and profits on uncompleted contracts .......................       42,084,937
 Accrued and other current liabilities ..................................................       22,693,872
                                                                                              ------------
   Total current liabilities ............................................................      100,316,075
 Long-term debt, non-current portion ....................................................       55,932,136
 Other non-current liabilities ..........................................................       28,582,100
                                                                                              ------------
   Total liabilities ....................................................................      184,830,311
Contingencies ...........................................................................               --
Convertible redeemable Series B preferred stock, $.10 par value, authorized 1,000,000
  shares, 4,000 shares issued and outstanding ...........................................       14,690,000
Shareholders' Equity:
 Common stock, $.001 par value, authorized 25,000,000 shares; 10,057,743 and
   8,580,422 shares issued and outstanding ..............................................           10,058
 Additional paid-in capital .............................................................       33,686,277
 Dividends on preferred stock ...........................................................         (203,846)
 Retained earnings ......................................................................        1,583,947
                                                                                              ------------
   Total shareholders' equity ...........................................................       35,076,436
                                                                                              ------------
   Total liabilities and shareholders' equity ...........................................     $234,596,747
                                                                                              ============

                   See notes to condensed consolidated financial statements.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)



                                                                 FOR THE NINE MONTHS ENDED
                                                                          JULY 31,
                                                              --------------------------------
                                                                    1998             1997
                                                              ---------------   --------------
Revenues ..................................................    $114,524,482      $61,181,275
Costs and expenses:
 Costs of revenues ........................................      89,640,694       47,652,773
 General and administrative ...............................      12,703,229        6,366,327
 Depreciation and amortization ............................       4,468,311        3,237,199
                                                               ------------      -----------
   Total costs and expenses ...............................     106,812,234       57,256,299
                                                               ------------      -----------
Income from operations ....................................       7,712,248        3,924,976
Other expense, net ........................................       2,656,780          654,602
                                                               ------------      -----------
Income before income taxes and minority interest ..........       5,055,468        3,270,374
Provision (benefit) for income taxes ......................       1,669,721          850,432
                                                               ------------      -----------
Income before minority interest ...........................       3,385,747        2,419,942
Minority Interest .........................................         756,495          130,148
                                                               ------------      -----------
Net income ................................................       2,629,252        2,289,794
Preferred stock dividends .................................         203,846          185,000
Discount attributable to beneficial conversion privilege of
  preferred stock .........................................         723,330          938,831
                                                               ------------      -----------
Income applicable to common stock .........................    $  1,702,076      $ 1,165,963
                                                               ============      ===========
Income per common share (See Note 6):
 Basic ....................................................    $       0.18      $      0.14
                                                               ============      ===========
 Diluted ..................................................    $       0.18      $      0.14
                                                               ============      ===========

                   See notes to condensed consolidated financial statements.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)



                                            COMMON STOCK
                                       -----------------------     ADDITIONAL     RETAINED EARNINGS
                                          SHARES      AMOUNT    PAID-IN CAPITAL       (DEFICIT)          TOTAL
                                       ------------ ---------- ----------------- ------------------ --------------
Balance at October 31, 1997 ..........   8,580,422   $ 8,579      $15,095,863        $  142,168      $15,246,610
 Issuance of options in connection
   with acquisition ..................          --        --        1,897,602                --        1,897,602
 Issuance of common stock for
   exercise of options ...............     528,000       528        2,164,427                --        2,164,955
 Valuation of warrants in connection
   with Series B Preferred Stock .....          --        --        5,400,000                --               --
 Valuation of warrants in connection
   with Series A Preferred Stock .....          --        --        1,244,284                --               --
 Issuance of common stock for
   conversion of convertible
   preferred shares ..................     949,321       951        7,265,544                --        7,266,495
 Dividends paid on
   preferred stock ...................                                                 (203,846)        (203,846)
 Convertible preferred dividends
   paid ..............................          --        --               --          (568,916)        (568,916)
 Embedded dividend recognized
   on convertible
   preferred shares ..................          --        --          618,557          (618,557)              --
 Net income ..........................          --        --               --         2,629,252        2,629,252
                                         ---------   -------      -----------        ----------      -----------
Balance at July 31, 1998 .............  10,057,743   $10,058      $33,686,277        $1,380,101      $35,076,436
                                        ==========   =======      ===========        ==========      ===========

                 See accompanying notes to consolidated financial statements.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)



                                                                                  FOR THE NINE MONTHS ENDED
                                                                                          JULY 31,
                                                                              ---------------------------------
                                                                                    1998              1997
                                                                              ----------------   --------------
Cash provided by operating activities .....................................    $   5,882,784      $  3,761,221
Investing Activities:
 Capital expenditures, net ................................................       (8,743,600)       (2,375,226)
 Acquisitions of businesses (net of cash acquired of $4,704,829 in 1998
   and $403,617 in 1997) ..................................................       (1,209,462)       (2,596,383)
Sale of investments, net ..................................................               --           625,000
                                                                               -------------      ------------
Net cash used in investing activities .....................................       (9,953,062)       (4,346,609)
                                                                               -------------      ------------
Financing Activities:
 Repayments of long-term debt and other borrowings ........................      (91,074,992)       (7,526,293)
 Proceeds from the issuance of long-term debt and other borrowings ........       71,413,238         6,131,459
 Net proceeds from preferred stock offering ...............................       20,000,000         5,664,148
 Proceeds from the exercise of stock options ..............................        2,784,367            21,312
 Dividends paid on preferred stock ........................................         (203,846)         (150,000)
 Other ....................................................................              659          (440,731)
                                                                               -------------      ------------
   Net cash provided by financing activities ..............................        2,919,426         3,699,895
                                                                               -------------      ------------
(Decrease) increase in cash and cash equivalents ..........................    $  (1,150,852)     $  3,114,507
Cash and cash equivalents, beginning of period ............................    $   6,229,602      $  3,267,161
                                                                               -------------      ------------
Cash and cash equivalents, end of period ..................................    $   5,078,750      $  6,381,668
                                                                               =============      ============
Supplemental Disclosure:
 Valuation of detachable warrants .........................................    $   6,644,284      $         --
                                                                               =============      ============

                   See notes to condensed consolidated financial statements.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1.  OPERATION AND BASIS OF PRESENTATION


     Able Telcom Holding Corp. and subsidiaries ("Able" or the "Company") specializes in the design, installation, maintenance and system integration of advanced communication networks for voice, data and video systems. These services are provided for an array of complimentary applications, including telecommunications infrastructure, traffic management systems, automated manufacturing systems and utility networks.


     In the opinion of management, the unaudited condensed consolidated financial statements furnished herein include all adjustments, consisting of only recurring adjustments necessary for a fair presentation of the results of operations for the interim periods presented. These interim results of operations are not necessarily indicative of results for the entire year. The condensed consolidated financial statements contained herein should be read in conjunction with the consolidated financial statements and related notes contained in the Company's 1997 Annual Report on Form 10-K ("Form 10-K").


     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions on Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required for complete financial statements.


     Certain items in the condensed consolidated financial statements as of July 31, 1997 and October 31, 1997 have been reclassified to conform with the current presentation.


2.  ACQUISITIONS


     On December 2, 1996, the Company, through a wholly owned subsidiary, acquired all of the outstanding common stock of Dial Communications, Inc. ("Dial"). As consideration, the Company paid $3.0 million in cash, issued 108,489 shares of common stock and issued an $0.9 million promissory note. The acquisition was accounted for using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, BUSINESS COMBINATIONS ("APB No. 16"), and approximately $1.5 million of goodwill was recorded which is being amortized on a straight line basis over 20 years. The results of operations of Dial have been included since the date of acquisition. The cash component of the purchase was funded in part from the Company's line of credit and the remainder through a $1.9 million term loan from a bank. On July 15, 1997, this initial debt was repaid with an approximately $3.0 million term note.


     On February 25, 1998, the Company, through its wholly owned subsidiary, Georgia Electric Company ("GEC") acquired substantially all of the assets and assumed certain liabilities of CRSI Acquisition, Inc. (d/b/a/ COMSAT RSI JEFA Wireless Systems) ("COMSAT"), a subsidiary of COMSAT Corporation. As part of the transaction, GEC assumed certain construction contracts with the Texas Department of Transportation and various other telecommunications customers. GEC acquired the accounts receivable and fixed assets of the seller, assumed its trade payables, and received a cash payment from the seller at closing of approximately $4.7 million. In addition, the Company recorded significant accruals related to the contracts assumed of approximately $12.5 million, of which approximately $4.9 million remains outstanding at July 31, 1998 and is reflected as accrued and other current liabilities in the consolidated balance sheet. The acquisition was accounted for using the purchase method of accounting in accordance with APB No. 16.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)


2.  ACQUISITIONS--(CONTINUED)

     On April 1, 1998, the Company purchased all of the outstanding common stock of Patton Management Corporation ("Patton") for a total purchase price of approximately $4.0 million, of which approximately $1.7 million was funded by the Company's revolving credit facility (See Note 3). The acquisition was accounted for using the purchase method of accounting in accordance with APB No. 16. Approximately $2.8 million in goodwill was recorded, which is being amortized on a straight line basis over 20 years. The results of operations of Patton have been included since the date of acquisition. In connection with the acquisition, approximately $3.6 million in long-term debt outstanding at Patton, excluding that related to capital lease obligations, was repaid in April 1998 from the Company's revolving credit facility.


     On July 2, 1998, Able acquired all of the outstanding common stock of MFS Network Technologies, Inc. ("MFSNT") from MFS Communications Company, Inc. ("MFSCC"), a subsidiary of Worldcom, Inc. ("WorldCom") pursuant to a merger agreement dated April 26, 1998 ("Plan of Merger"). The purchase price was originally equal to the shareholders' equity of MFSNT as of March 31, 1998, subject to certain adjustments, including adding back the cumulative advance by MFSCC or its affiliates to MFSNT, plus $10.0 million. The purchase price at that time was projected to be $101.4 million, as well as additional consideration in the form of options as described below. On September 9, 1998, the Company and WorldCom Network Services, Inc. ("WorldCom Network"), a wholly owned subsidiary of WorldCom, as assignee from MFSCC, entered into an agreement amending various terms of the transaction (the "September Agreement").


     The September Agreement, among other things, finalizes the cash portion of the purchase price of MFSNT at approximately $58.8 million (which was determined by negotiation without reference to the original purchase formula). The cash portion of the purchase price is subject to additional amounts payable as contingent consideration on December 29, 2000 which relate to the resolution of certain pre-acquisition contingencies for pending litigation, claims, assessments and losses on certain projects. Additionally, the general terms and conditions of the grant of stock options (as previously granted pursuant to the Plan of Merger) and a phantom stock award or other equity participation award to be granted were also addressed.


     As of July 31, 1998 the Company paid $33.6 million of the consideration in cash, and temporarily financed the then estimated remaining amount with a seller note originally issued for $86.4 million, with a 12% note ("MFSNT Note") delivered to MFSCC. As security for the MFSNT Note and an indemnity agreement, the Company has pledged to Worldcom and MFSCC all of the shares of MFSNT. Pursuant to the September Agreement, the MFSNT Note will be replaced by a new promissory note between the Company and WorldCom Network in the principal amount of $30.0 million at an interest rate of 11.5% (the "New Note"). The New Note represents $20.0 million associated with the remaining cash portion of the purchase price of MFSNT and $10.0 million relates to an estimated advance for receivables of MFSNT, subject to certain adjustments. The New Note matures December 15, 2000 and may be prepaid without penalty. The principal amount of the New Note is to be prepaid by applying a portion of certain fees (i) due to the Company by WorldCom and (ii) received by the Company in connection with the lease and installation of certain conduit projects.


     The cash portion of the purchase price was obtained in part from the Company's operations and its line of credit. Additionally, a portion was paid with certain of the proceeds from a private offering, which closed on June 30, 1998 of (i) 4,000 shares of the Company's Series B Convertible Preferred

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)


2.  ACQUISITIONS--(CONTINUED)

Stock, par value $.10, which bear annual dividends of 4%, and (ii) warrants to purchase up to an aggregate of 1,000,000 shares of the Company's common stock at $19.80 per share for a period of five years from the date of grant. See
Note 4.


     The Company's senior lender and the holder of the Company's $10.0 million 12% Senior Subordinated Notes (the "12% Notes") consented to the original MFSNT Note and the stock pledge agreement. In connection with the consent of the 12% Notes holders, the Company agreed to prepay the 12% Notes, together with a prepayment penalty, on August 31, 1998, which was extended until October 16, 1998. See Note 3.


     Pursuant to the merger agreement, the Company agreed with WorldCom, MFSCC and its affiliates to assume (a) their obligations under a certain Guaranty Agreement in favor of Credit Lyonnais' New York branch, as Administrative Agent for lenders, under a Credit Agreement dated November 1, 1996 between the lenders and Kanas Telcom, Inc., a partially-owned affiliate of MFSNT, and (b) their obligations under surety indemnity agreements relating to various surety bonds issued in favor of MFSNT.


     In addition, MFSNT entered into a five-year Master Services Agreement with WorldCom Network to provide telecommunications infrastructure services to WorldCom affiliates for a minimum of $40.0 million per year, provided that the aggregate sum payable to MFSNT shall be not less than $325.0 million, including a fee of 12% of reimbursable costs under the agreement ("Aggregate Sum"). To achieve these established minimums, WorldCom Network has agreed to award MFSNT at least 75% of all of WorldCom Network's outside plant work related to its local network projects. If MFSNT declines any of the first $130.0 million of contract work in any year of the agreement, the value of the declined work reduces the Aggregate Sum. MFSNT has agreed that WorldCom Network will have met all of its obligations to MFSNT to the extent that payments to MFSNT reach an aggregate of $500.0 million at any time during the five-year term.


     As was the case for the MFSNT Note, it is anticipated that if the New Note is in default, WorldCom Network's obligations under the Master Services Agreement would be reduced in certain respects, and it would not be obligated to order further work under the Master Services Agreement during the period the New Note remained in full. In addition, upon a default under the New Note, WorldCom and MFSCC would have the right to retain the shares of MFSNT as well as all payments made by the Company under the New Note, and in certain circumstances WorldCom could have a claim against the Company for any balance due under the New Note in excess of the deemed value of MFSNT as calculated under the stock pledge agreement.


     Under the merger agreement, the Company is entitled to use the name "MFSNT" during the 18-month transition period commencing July 2, 1998, and will not be entitled to use it after such 18-month period.


     Pursuant to the Plan of Merger, as amended, the Company also granted to MFSCC an option to purchase up to 2,000,000 shares of the Company's common stock, during the period commencing July 2, 1998 ending six months after payment of the MFSNT Note, as amended by the September Agreement to extend the exercise period. The exercise price is $7.00 per share, except that MFSCC may elect to exercise the option, in whole or in part, on a "cashless" basis under which it will receive

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)


2.  ACQUISITIONS--(CONTINUED)

shares of common stock with a market value equal to the difference between the common stock's then market price and $7.00, subject to a 1,817,941 share limitation. Should the options be exercised, MFSCC will be entitled to designate a representative to serve on the Company's Board of Directors as long as MFSCC retains these shares aggregating at least 5.0% of the then outstanding shares. In addition, pursuant to the September Agreement, the Company agreed to issue a phantom stock award or other equity participation award which covers an amount equivalent to 600,000 shares of the Company's common stock, payable in cash, stock or a combination thereof at the Company's option, and which is exercisable with respect to the following three days: July 2, 1999, July 2, 2000, or July 2, 2001. When issued, WorldCom will be entitled to receive any appreciation of the common stock over a base price of $5 3/32 per share, but not more than $30 3/32 per share.


     The September Agreement also modified certain other provisions including, among other things, (i) extending the term of the stock pledge agreement (whereby the stock of MFSNT was pledged as security for certain of the Registrant's obligations to WorldCom), (ii) indemnifying WorldCom Network and its affiliates for liabilities arising out of MFSNT's operations, exclusive of certain matters, and (iii) executing mutual releases between the parties. The final terms and conditions of the September Agreement, including the provisions thereof relating to a grant of a phantom stock award or other equity participation award, are expected to be more fully set forth in certain additional agreements in the future and may be modified to conform with other agreements of the Company and various third parties or may require certain consents or waivers from such third parties (including the New Credit Facility lenders as described below). There can be no assurance, however, that the Company will be able to so modify or conform the terms of the September Agreement or obtain appropriate waivers or consents. The failure to do so could have a material adverse effect on the financial condition of the Company.


     The acquisition of MFSNT was accounted for using the purchase method of accounting, in accordance with APB No. 16, whereby all assets acquired and liabilities assumed were fair-valued, which resulted in negative goodwill totaling approximately $50.7 million which was first allocated to fixed assets, reducing them to zero, with the remainder reducing the value of certain ongoing projects. The results of operations of MFSNT have been included since the date of acquisition.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)


2.  ACQUISITIONS--(CONTINUED)
     The following summarizes the fair value of the assets acquired and the liabilities assumed in connection with the acquisition of MFSNT on July 2, 1998 (in millions):



                                                                           ALLOCATION OF       FAIR VALUE
                                                          FAIR VALUE     NEGATIVE GOODWILL      RECORDED
                                                         ------------   -------------------   -----------
Cash and cash equivalents ............................     $   0.5                              $   0.5
Accounts receivable ..................................        46.3                                 46.3
Costs and profits in excess of billings on uncompleted
contracts ............................................        82.6                                 82.6
Resalable conduit inventory ..........................        65.7            ($ 45.0)             20.7
Prepaid expenses and other current assets ............         0.5                                  0.5
Property, plant and equipment ........................         5.7               (5.7)               --
Accounts payable .....................................       (13.7)                               (13.7)
Billings in excess of costs and profits on uncompleted
contracts ............................................       (42.3)                               (42.3)
Accrued liabilities ..................................       (35.8)                               (35.8)
Note payable .........................................       (58.8)                               (58.8)
  Negative Goodwill ..................................       (50.7)              50.7                --

     The pro forma unaudited results of operations for the nine months ended July 31, 1998 and 1997, assuming consummation of the purchases for Dial, COMSAT, Patton, and MFSNT at the beginning of the respective periods are as follows:



                                                  FOR THE NINE MONTHS ENDED
                                                          JULY 31,
                                              ---------------------------------
                                                    1998              1997
                                              ---------------   ---------------
Revenues ..................................    $ 297,350,870     $325,662,942
Basic loss per share:
  Loss applicable to common stock .........      (15,752,820)      (9,026,577)
  Loss per common share ...................            (1.63)           (1.09)
Diluted loss per share:
  Loss applicable to common stock .........      (15,548,974)      (8,841,577)
  Loss per common share ...................            (1.50)           (1.00)

     The unaudited pro forma information does not purport to be indicative of the results of operations which would have resulted had the acquisitions been consummated at the date assumed.

3.  BORROWINGS

     On June 1, 1997, the Company entered into a $6.0 million Line of Credit Facility (the "Line of Credit"). The Line of Credit was due March 1, 1998 with interest payable monthly and contained covenants which required among other conditions, that the Company maintain certain tangible net worth, working capital and debt service coverage. The Line of Credit was collateralized by all real and personal property of the Company. The proceeds of the Line of Credit were used to repay existing debt, purchase assets and for working capital requirements. This amount was repaid with proceeds from the Company's new revolving credit agreement described below.

     Effective January 6, 1998, the Company issued $10.0 million of unsecured 12% Senior Subordinated Notes due January 6, 2005 (the "12% Notes") with detachable warrants to purchase

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)


3.  BORROWINGS--(CONTINUED)

409,505 shares of common stock at a price of $8.25 per share. The warrants were fair valued at approximately $1.2 million and are reflected as debt discount on the consolidated balance sheet at July 31, 1998. Amortization of debt discount for the nine months ended July 31, 1998 totaled $0.1 million. Interest under the 12% Notes is payable semi-annually in arrears. Equal principal payments are due in January 2004 and 2005 giving the 12% Notes an average life of six and one-half years. The agreement, pursuant to which the 12% Notes were issued, contains covenants which require, among other conditions, that the Company maintain certain tangible net worth, minimum fixed charge coverage and limitations on total debt and which limit the Company's ability to pay dividends and make certain other payments, make investments and sell assets or subsidiaries. The proceeds from the issuance of the 12% Notes were used for current working capital needs, to pay off existing debts and to provide liquidity to finance growth and certain expenditures, including acquisitions, associated with the Company's overall strategic plan. Between May 29, 1998 and September 17, 1998, the Company received either waivers and/or consents, or letters of forbearance relating to the acquisition of MFSNT and the related financing of the acquisition. These letters also accelerated the expiration date of the 12% Notes to August 31, 1998, which was extended through October 16, 1998 and further extended through November 30, 1998 by the last letter dated October 16, 1998. At July 31, 1998, this amount has been reflected as long-term debt as it is expected to be refinanced with long term debt. The Company believes that it will be able to refinance or further extend the time for payment of the 12% Notes due October 16, 1998. However, there can be no assurance that the Company will be able to so satisfy the 12% Notes by such date, or if satisfied, that the terms and conditions of such refinancing or extension will not be adverse to the Company. Failure to timely satisfy the 12% Notes would constitute a default under the New Credit Facility (described below) and could have a material adverse effect on the Company.


     On April 6, 1998, the Company obtained a $25.0 million three year senior secured revolving credit facility (the "Credit Facility") with a $2.0 million sub-limit for the issuance of standby letter(s) of credit. The Credit Facility allowed the Company to select an interest rate based upon the prime rate or on a short-term LIBOR, in each case, plus an applicable margin, with respect to each draw the Company made thereunder. Interest was payable monthly in arrears on base rate advances and at the expiration of each interest period for LIBOR advances. The Credit Facility contained certain covenants which required, among other conditions, that the Company maintain certain net worth, minimum fixed charge coverage and limitations on total debt, and was secured by a perfected first priority security interest on all tangible assets of the Company. The proceeds of the Credit Facility were used to finance working capital requirements and for other general corporate purposes, including acquisitions and capital expenditures, not to exceed $15.0 million, associated with the Company's overall strategic plan. On June 11, 1998, this amount was repaid with proceeds from the Company's New Credit Facility defined below.


     On June 11, 1998, the Company replaced the Credit Facility with a new $35.0 million three year senior secured revolving credit facility ("New Credit Facility") with a $5.0 million sub-limit for the issuance of standby letter(s) of credit. The New Credit Facility allows the Company to select an interest rate based upon the prime rate or on a short-term LIBOR, in each case plus an applicable margin, with respect to each draw the Company makes thereunder. Interest is payable monthly in arrears on base rate advances and at the expiration of each interest period for LIBOR advances. The New Credit Facility contains certain financial covenants which require, among other conditions, that the Company maintain certain minimum ratios, including current and debt leverage, minimum fixed

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)


3.  BORROWINGS--(CONTINUED)

charge coverage, interest coverage, as well as limitations on total debt. The New Credit Facility is secured by a perfected first priority security interest on all tangible assets of the Company and a pledge of the shares of stock of each of the Company's subsidiaries operating in the United States. On June 30, 1998, the New Credit Facility was amended to include (i) the Company's acquisition of MFSNT and the related financing of such transaction, (ii) changes in financial covenants related thereto, and (iii) other amendments relating to investments, pledging and intercompany matters. The Company is currently engaged in discussions with its senior lenders under the New Credit Facility with respect to the waiver or consent of various provisions of such Facility (of which it may be in violation) arising out of the MFSNT transaction, including the September Agreement. In connection with the Company's quarterly reporting obligations to such senior lenders, and again in connection with a recent draw request by the Company for the balance of funds available under the New Credit Facility, the senior lenders granted the Company a limited waiver with regard to compliance with one of the minimum financial ratios required under the New Credit Facility. The Company anticipates that it will need additional waivers with respect to such minimum financial ratio in the future, including in connection with its future quarterly reporting obligations to the senior lenders. The Company also anticipates that, and is analyzing the extent to which, additional waivers or consents with respect to other provisions of the New Credit Facility may be necessary arising out of the MFSNT transaction, including the September Agreement. The Company also intends to seek additional financing. There can be no assurance, however, that the Company will be able to obtain additional appropriate waivers or consents, or additional financing on commercially reasonable terms. The failure to obtain appropriate waivers or consents could have a material adverse effect on the Company. The New Credit Facility matures in June 2001.


     On July 2, 1998 the Company entered into the MFSNT Note with MFSCC for $86.4 million, at an interest rate of 12%, due on August 31, 1998. As security for the MFSNT Note and an indemnity agreement, the Company has pledged to WorldCom and MFSCC all of the shares of MFSNT. As a result of the September Agreement, the MFSNT Note will be replaced with a New Note in the principal amount of $30.0 million bearing interest at 11.5%. The New Note represents $20.0 million associated with the purchase price of MFSNT and $10.0 million related to an estimated advance for receivables at MFSNT, subject to certain adjustments. The New Note matures on December 15, 2000, may be prepaid without penalty, and will be reduced by the proceeds from the sale of certain assets which were acquired in the transaction.


4.  PREFERRED STOCK


  SERIES A PREFERRED STOCK


     Effective December 20, 1996, the Company completed a private placement transaction of 1,000 shares of $.10 par value, Series A Convertible Preferred Stock (the "Series A Preferred Stock") and warrants to purchase 200,000 shares of the Company's common stock at $9.82 per share. Proceeds from the offering totaled $6.0 million. Each share of Series A Preferred Stock was convertible into shares of the Company's common stock after April 30, 1997 at the lesser of $9.82 per share or at a discount (increased to a maximum of 20% for conversions after December 20, 1997) of the average closing bid price of a share of common stock for three days preceding the date of conversion. This accretion adjustment, which also represents the amount needed to accrete to the redemption value of the Series A Preferred Stock for the nine months ended July 31, 1998, was recorded as a charge to

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)


4.  PREFERRED STOCK--(CONTINUED)

equity and accompanying credit to the Series A Preferred Stock. The Series A Preferred Stock accrued dividends at an annual rate of 5% and was payable quarterly in arrears in cash or through a dividend of additional shares of Series A Preferred Stock. The warrants are exercisable during the four year period commencing on the first anniversary of the private placement, provided that for each share of Series A Preferred Stock which is converted prior to the one year anniversary of the placement, warrants to purchase 200 shares of common stock were forfeited.


     During the nine months ended July 31, 1998, 995 shares of Series A Preferred Stock were converted into an aggregate of 920,946 shares of common stock. As of July 31, 1998, all of the shares of Series A Preferred Stock have been converted to common stock.


     During the nine months ended July 31, 1998, 106,800 warrants were forfeited and 62,200 warrants remain outstanding.


  SERIES B PREFERRED STOCK


     Effective June 30, 1998 (the "Closing"), the Company completed a private offering (the "Offering") of 4,000 shares of $0.10 par value, non-voting Series B Convertible Preferred Stock (the "Series B Preferred Stock"), which bear annual dividends of 4%, and warrants to purchase 1,000,000 shares of the Company's common stock at $19.80 per share for a period of five years from the date of grant (the "Warrants"). Proceeds from the Offering totaled $20.0 million which were used to pay part of the cash payment towards the cash portion of the MFSNT purchase price, as well as other costs associated with the acquisition. In general, the conversion amount of each share of Series B Preferred Stock is convertible into shares of the Company's common stock commencing on June 30, 1998 at 97% of the lesser of the (i) average of the low trading prices for any three days during the twenty-two (22) trading days immediately preceding the conversion date, or (ii) the low trading price on the day immediately preceding the conversion date, subject to a minimum equal to 95% of such conversion price. The conversion amount of each share of Series B Preferred Stock is equal to $5,000 plus any unpaid dividends thereon. Unless waived by a holder on not less than 61 days prior written notice, no holder may convert an amount which would result in such holders and its affiliates' beneficial ownership exceeding 4.99% of the then outstanding common stock of the Company.


     The holders of the Series B Preferred Stock and the Warrants (the "Series B Securities") are entitled to certain registration rights to register the common stock underlying the Series B Securities pursuant to the Securities Act of 1933, as amended. In the event that such underlying common stock is not registered with the Securities and Exchange Commission by late October 1998, is not listed with the securities exchange and/or markets on which the common stock is then listed, within a definitive period of time, or various other covenants are not complied with, then certain penalties may be incurred to certain or all of the holders of the Series B Securities, including, among other things, a reduction in the conversion and/or exercise price of the applicable securities and/or additional monetary payments. Unless waived, the Company expects to have difficulty in timely complying with certain of its obligations relating to the Series B Securities, including the filing of a registration statement related to the Series B Securities by late October.


     Additionally, under certain circumstances, including without limitation, if the registration statement that includes the shares of common stock underlying the Series B Securities is not declared

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)


4.  PREFERRED STOCK--(CONTINUED)

effective within 180 days of the Closing, the Company is delisted under certain circumstances from any securities exchange, or any representation or warranty by the Company to the holders is not true and correct, then the holders of the Series B Securities, in whole or in part, also have the option to require the Company to redeem their securities at premium prices. Furthermore, so long as any Series B Security is outstanding, the Company is prohibited from declaring or paying any dividends (other than to holders of Series B Preferred Stock) or purchasing any equity security of the Company.


     The accretion adjustment attributable to the beneficial conversion feature of $0.6 million has been recorded as a charge to equity and an accompanying credit to the Series B Preferred Stock. The Series B Preferred Stock accrues dividends at an annual rate of 4% and is payable quarterly in arrears, in cash, or through a dividend of shares of the Company's common stock. The warrants are exercisable over a five year period commencing June 30, 1998 and are fair valued at $5.4 million in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "ACCOUNTING FOR STOCK BASED COMPENSATION," and will be amortized as a dividend over five years.


     During the nine months ended July 31, 1998, dividends of $0.2 million were recorded consisting of $0.1 million as the cumulative dividend and $0.1 million for the amortization of the valuation of the warrants. None of the Series B Preferred Stock had been converted nor had any warrants been exercised as of July 31, 1998. Costs incurred in connection with the offering of approximately $1.0 million will be expensed over the five year conversion period commencing June 30, 1998.


     As of October 2, 1998, 436 shares of the Series B Preferred Stock were converted into 1,007,927 shares of common stock at a price of $2.18 per share.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)
5.  STOCK OPTION PLAN


     In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, which requires expanded disclosures of stock based compensation arrangements with employees and encourages compensation cost to be measured based on the fair value of the equity instrument. Under SFAS No. 123, companies are permitted to continue to apply Accounting Principles Board ("APB") Opinion No. 25 "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has elected to continue to apply APB Opinion No. 25, and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, to the extent the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The following is the pro forma effect on net income an earnings per share as if the Company had adopted the expense recognition requirement of SFAS No. 123:



                                                            FOR THE NINE MONTHS ENDED
                                                                    JULY 31,
                                                            -------------------------
                                                                1998          1997
                                                            -----------   -----------
Pro forma income (loss) available to common stockholders:
  Basic .................................................    $238,876      $788,836
  Diluted ...............................................    $442,722      $973,836
Pro forma income (loss):
 Per share: .............................................
  Basic .................................................    $   0.02      $   0.09
  Diluted ...............................................    $   0.04      $   0.11

     Under the Company's 1995 Stock Option Plan, as amended, up to 1.3 million shares of the Company's common stock are available for issuance pursuant to the grant of stock options.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)
6.  EARNINGS PER SHARE


     In February 1997, the FASB issued SFAS No. 128, "EARNINGS PER SHARE", which changes the method of calculating earnings per share and was effective for the Company beginning with the quarter ended January 31, 1998. All periods presented have been restated in accordance with the provisions of SFAS No. 128.



     The following is a reconciliation of the numerators and denominators of the basic and diluted per share computation as required by SFAS No. 128:



                                                                      FOR THE NINE MONTHS ENDED
                                                                               JULY 31,
                                                                    ------------------------------
                                                                         1998             1997
                                                                    --------------   -------------
Basic:
Net income available to common stockholders (numerator) .........    $ 1,702,076      $1,165,963
Weighted-average number of common shares (denominator) ..........      9,660,921       8,304,036
Earnings per common share-basic .................................    $      0.18      $     0.14
Diluted:
Net income available to common stockholders (numerator) .........    $ 1,905,922      $1,241,457
Weighted-average number of common shares (denominator) ..........      9,642,253       8,304,036
Common stock equivalents arising from
  stock options, warrants and convertible
  preferred stock ...............................................        706,234         517,412
Total shares (denominator) ......................................     10,367,155       8,821,448
Earnings per common share-diluted ...............................    $      0.18      $     0.14

7.  LITIGATION


     On May 21, 1998, SIRIT Technologies, Inc. ("SIRIT") filed a lawsuit in the United States District Court for the Southern District of Florida, against the company and Thomas M. Davidson, who has since become a member of the Company's Board of Directors. SIRIT asserts claims against the Company for tortious interference, fraudulent inducement, negligent misrepresentation and breach of contract in connection with the Company's agreement to purchase the shares of MFSNT (See Note 7) and seeks injunctive relief and compensatory damages in excess of $100.0 million. In the opinion of management, the lawsuit will not have a material adverse effect upon the consolidated financial position or results of operations of the Company. The Company intends to vigorously defend this matter.


     On September 10, 1998, Shipping Financial Services Corp. ("SFSC") filed a lawsuit in the United States District Court for the Southern District of Florida against the Company, Chairman of the Board Gideon Taylor, Chief Executive Officer Frazier L. Gaines, Chief Accounting Officer Jesus Dominguez, and Chief Financial Officer Mark A. Shain. SFSC asserts claims under the federal securities laws against the Company and four of its officers that the defendants allegedly caused the Company to falsely represent and mislead the public with respect to two acquisitions, COMSAT and MFSNT, and the ongoing financial condition of the Company as a result of the acquisitions and the related financing of those acquisitions. SFSC seeks certification as a class action on behalf of itself and all others similarly situated and seeks unspecified damages and attorneys' fees. Management is currently assessing the allegations set forth in the lawsuit and the Company intends to vigorously defend this matter.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)


7.  LITIGATION--(CONTINUED)

     Although the Company has not yet been served, it is aware of the filing of additional shareholder lawsuits. The allegations of these lawsuits appear to be based on allegations similar to those set forth in the SFSC lawsuit. The Company intends to vigorously defend these similar lawsuits as well.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Shareholders and Board of Directors
Able Telcom Holding Corp.


     We have audited the accompanying consolidated balance sheets of Able Telcom Holding Corp. and subsidiaries (the "Company") as of October 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1997. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements and schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Able Telcom Holding Corp. and subsidiaries at October 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




                                        Ernst & Young LLP


West Palm Beach, Florida
January 19, 1998

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS



                                                                                       OCTOBER 31,
                                                                             -------------------------------
                                                                                  1997             1996
                                                                             -------------   ---------------
ASSETS
Current assets:
 Cash and cash equivalents ...............................................   $ 6,229,602      $  3,267,161
 Investments .............................................................            --           571,010
 Accounts receivable, net ................................................    13,399,327        13,617,792
 Inventories .............................................................     1,257,218         1,374,698
 Costs and profits in excess of billings on uncompleted contracts ........     5,614,813           954,269
 Prepaid expenses and other ..............................................       508,591           757,883
 Deferred income taxes ...................................................            --           905,898
                                                                             -----------      ------------
   Total current assets ..................................................    27,009,551        21,448,711
Property and equipment, net ..............................................    13,113,638        10,667,357
Other assets:
 Deferred income taxes ...................................................       981,976           269,942
 Goodwill, net ...........................................................     8,341,064         5,919,880
 Other ...................................................................       899,765           612,941
                                                                             -----------      ------------
   Total other assets ....................................................    10,222,805         6,802,763
                                                                             -----------      ------------
   Total assets ..........................................................   $50,345,994      $ 38,918,831
                                                                             ===========      ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt .......................................   $ 3,154,428      $  1,965,611
 Notes payable shareholders/directors ....................................       875,000         1,307,976
 Lines of credit .........................................................            --         4,626,178
 Accounts payable and accrued liabilities ................................     8,418,323         8,036,142
 Billings in excess of costs and profits on uncompleted contracts ........       291,165         1,218,724
 Customer deposit ........................................................       229,721               ---
                                                                             -----------      ------------
  Total current liabilities ..............................................    12,968,637        17,154,631
Long-term debt, excluding current portion ................................    14,139,567         8,149,807
Other liabilities ........................................................     1,277,866         2,015,895
                                                                             -----------      ------------
Total liabilities ........................................................    28,386,070        27,320,333
Commitments and contingencies
Convertible redeemable Series A preferred Stock, $.10 par value, authorized 1,000,000 shares: 995 shares issued and outstanding
  in 1997 ................................................................     6,713,314                --
Shareholders' equity:
 Common stock, $.001 par value, authorized 25,000,000 shares;
   8,580,422 and 8,203,212 shares issued and outstanding at
   October 31, 1997 and October 31, 1996, respectively ...................         8,579             8,203
 Additional paid-in capital ..............................................    15,095,863        12,833,286
 Unrealized loss on investments, net of tax ..............................            --           (53,990)
 Retained earnings (deficit) .............................................       142,168        (1,189,001)
                                                                             -----------      ------------
  Total shareholders' equity .............................................    15,246,610        11,598,498
                                                                             -----------      ------------
  Total liabilities and shareholders' equity .............................   $50,345,994      $ 38,918,831
                                                                             ===========      ============

                 See accompanying notes to consolidated financial statements.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                             FOR THE YEARS ENDED OCTOBER 31,
                                                                    --------------------------------------------------
                                                                         1997              1996              1995
                                                                    --------------   ----------------   --------------
Revenues ........................................................    $ 86,334,449      $ 48,906,170      $35,407,581
Costs and expenses:
Costs of revenues ...............................................      68,164,404        40,486,018       27,719,750
General and administrative ......................................       8,780,430         8,403,491        5,464,338
Depreciation and amortization ...................................       4,532,248         2,749,804        1,914,064
Charges and transaction/translation losses related to Latin
 American operations ............................................          16,987         3,553,373           95,798
                                                                     ------------      ------------      -----------
 Total costs and expenses .......................................      81,494,069        55,192,686       35,193,950
                                                                     ------------      ------------      -----------
  Income (loss) from operations .................................       4,840,380        (6,286,516)         213,631
                                                                     ------------      ------------      -----------
Other expense (income):
 Loss on sale of investments ....................................              --                --          100,379
 Interest expense ...............................................       1,565,265         1,350,440        1,117,932
 Interest and dividend income ...................................        (449,479)         (270,163)        (672,598)
 Other (income) expense .........................................        (152,694)           32,033               --
                                                                     ------------      ------------      -----------
 Total other expense, net .......................................         963,092         1,112,310          545,713
                                                                     ------------      ------------      -----------
Income (loss) before income taxes and minority Interest .........       3,877,288        (7,398,826)        (332,082)
Income tax expense (benefit) ....................................         727,223          (890,695)        (368,105)
                                                                     ------------      ------------      -----------
Income (loss) before minority interest ..........................       3,150,065        (6,508,131)          36,023
Minority interest ...............................................         292,532          (597,883)         317,189
                                                                     ------------      ------------      -----------
Net income (loss) ...............................................       2,857,533        (5,910,248)        (281,166)
Preferred stock dividends .......................................        (260,000)              ---              ---
Discount attributable to beneficial conversion privilege of
 preferred stock ................................................      (1,266,364)              ---             ----
                                                                     ------------      ------------      -----------
Net income (loss) applicable to common stock ....................    $  1,331,169      $ (5,910,248)     $  (281,166)
                                                                     ============      ============      ===========
Income (loss) per common share:
  Basic .........................................................    $        .16      $       (.71)     $      (.03)
                                                                     ============      ============      ===========
  Diluted .......................................................       8,504,972         8,361,458        8,283,668
                                                                     ============      ============      ===========

         See accompanying notes to consolidated financial statements.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                            UNREALIZED
                                                                             LOSS ON
                                        COMMON STOCK         ADDITIONAL    INVESTMENTS      RETAINED
                                  ------------------------     PAID-IN        NET OF        EARNINGS
                                      SHARES      AMOUNT       CAPITAL        TAXES        (DEFICIT)         TOTAL
                                  ------------- ---------- -------------- ------------- --------------- --------------
Balance at October 31, 1994 .....   7,871,771     $7,872    $10,969,121    $ (146,950)   $  5,002,413    $ 15,832,456
 Issuance of common stock to
   liquidate notes payable to
   shareholders / directors .....     259,434        259      1,499,741            --              --       1,500,000
 Issuance of common stock for
   exercise of warrants .........      67,007         67        334,829            --              --         334,896
 Cancellation of common stock
   previously issued for
   acquisition ..................      (5,000)        (5)       (13,495)           --              --         (13,500)
 Change in unrealized loss
   on investments ...............          --         --             --        93,825              --          93,825
 Net loss .......................          --         --             --            --        (281,166)       (281,166)
                                    ---------     ------    -----------    ----------    ------------    ------------
Balance at October 31, 1995 .....   8,193,212      8,193     12,790,196       (53,125)      4,721,247      17,466,511
 Issuance of common stock to
   directors in connection
   with acquisition .............      10,000         10         43,090            --              --          43,100
 Change in unrealized loss on
   investments ..................          --         --             --          (865)             --            (865)
 Net loss .......................          --         --             --            --      (5,910,248)     (5,910,248)
                                    ---------     ------    -----------    ----------    ------------    ------------
Balance at October 31, 1996 .....   8,203,212      8,203     12,833,286       (53,990)     (1,189,001)     11,598,498
 Issuance of common stock
   in connection with
   acquisition ..................     108,489        108        620,313            --              --         620,421
 Issuance of common stock
   for services .................       2,000          2         11,436            --              --          11,438
 Issuance of common stock
   for exercise of options ......     262,240        262        732,177            --              --         732,439
 Compensation recognized on
   stock options ................          --         --        337,500            --              --         337,500
 Issuance of common stock for
   conversion of convertible
   preferred shares .............       4,481          4         33,727            --              --          33,731
 Changes in unrealized loss
   on investments ...............          --         --             --        53,990              --          53,990
 Convertible preferred
   dividends paid ...............          --         --             --            --        (260,000)       (260,000)
 Embedded dividend
   recognized on convertible
   preferred shares .............          --         --             --            --      (1,266,364)     (1,266,364)
 Tax benefit from exercise
   of options ...................          --         --        527,424            --              --         527,424
 Net income .....................          --         --             --            --       2,857,533       2,857,533
                                    ---------     ------    -----------    ----------    ------------    ------------
Balance at October 31, 1997 .....   8,580,422     $8,579    $15,095,863    $        0    $    142,168    $ 15,246,610
                                    =========     ======    ===========    ==========    ============    ============

                  See accompanying notes to consolidated financial statements.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                FOR THE YEARS ENDED OCTOBER 31,
                                                                      ---------------------------------------------------
                                                                            1997              1996              1995
                                                                      ---------------   ----------------   --------------
Operating Activities:
 Net income (loss) ................................................    $  2,857,533       $ (5,910,248)     $   (281,166)
 Adjustments to reconcile net income (loss) to net cash provided by operating activities, net of effects of Acquisitions:
  Depreciation and amortization ...................................       4,532,248          2,749,804         1,914,064
  Bad debt expense ................................................         160,189          1,094,503            86,593
  Provision for inventory losses ..................................              --            290,500                --
  Write down of Latin American assets .............................              --          1,593,480                --
  Deferred income taxes ...........................................         727,223           (890,695)         (439,341)
  Loss on sale of equipment .......................................          (6,025)            21,805                --
  Loss on sale of investments .....................................           4,096                 --           100,379
  Translation/transaction losses ..................................              --          1,179,769            95,798
  Minority interest ...............................................         292,533           (597,883)          317,189
  Common stock issued for services ................................          11,438                 --                --
  Compensation recognized for conversion of stock options .........         337,500                 --                --
  Reduction in revenue for litigation .............................        (432,979)                --                --
 Changes in assets and liabilities, net of effects
   from Acquisitions: .............................................
  Decrease in accounts receivable .................................         842,066          1,854,735           796,530
  Decrease (increase) in inventories ..............................         117,480          1,871,004          (353,318)
  Increase in costs and profits in excess of billings on
    Uncompleted contracts .........................................      (4,660,544)          (828,553)               --
  Decrease (increase) in prepaid expenses
    and other .....................................................         313,265            339,711          (223,811)
  Increase in other assets ........................................        (279,555)          (286,996)          (24,373)
  Increase (decrease) in accounts payable and
     accrued expenses .............................................        (198,987)           159,861        (1,514,749)
  (Decrease) Increase in billings in excess of costs and
    estimated profits on uncompleted contracts ....................        (927,559)           681,446                --
  Increase in customer deposits ...................................         229,721                 --                --
                                                                       ------------       ------------      ------------
  Net cash provided by operating activities .......................       3,919,643          3,322,242           473,795
                                                                       ------------       ------------      ------------
Investing Activities:
Purchases of property and equipment ...............................      (4,487,417)        (2,557,258)       (2,250,904)
Proceeds from the sale of equipment ...............................          95,967            128,823                --
Purchases of investments ..........................................              --                 --          (350,000)
Sales of investments ..............................................         566,914                 --         4,418,233
Cash acquired in acquisitions .....................................         403,617          1,760,970                --
Cash paid in acquisitions .........................................      (3,000,000)        (3,500,000)               --
                                                                       ------------       ------------      ------------
  Net cash (used in) provided by investing activities .............    $ (6,420,919)      $ (4,167,465)     $  1,817,329
                                                                       ------------       ------------      ------------

                                                        (CONTINUED ON NEXT PAGE)

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (CONTINUED FROM PREVIOUS PAGE)



                                                                                FOR THE YEARS ENDED OCTOBER 31,
                                                                      ----------------------------------------------------
                                                                            1997               1996              1995
                                                                      ----------------   ---------------   ---------------
  Financing Activities:
   Net borrowing under lines of credit ............................     $ (4,626,178)     $  1,254,178      $    378,000
   Payment of shareholders/directors loans ........................         (250,000)         (500,000)               --
   Borrowings from shareholders/directors .........................                            500,000            57,976
   Proceeds from long-term debt ...................................       11,014,094         4,547,148           737,758
   Proceeds from debt to finance acquisition ......................        3,000,000         3,000,000                --
   Payments on long-term debt .....................................       (9,272,414)       (6,251,340)       (3,775,168)
   Distributions to minority interests ............................         (292,532)         (210,072)         (500,795)
   Foreign currency translation adjustment ........................                           (778,509)               --
   Proceeds from exercise of stock options ........................          732,439                --                --
   Proceeds from issuance of preferred stock ......................        5,418,308                --                --
   Dividends paid .................................................         (260,000)               --                --
   Proceeds from exercise of warrants and options .................               --                --           334,896
                                                                        ------------      ------------      ------------
  Net cash provided by (used in) financing activities .............        5,463,717         1,561,405        (2,767,333)
  Effect of exchange rate changes on cash and equivalents .........               --          (401,260)           (3,901)
                                                                        ------------      ------------      ------------
  Increase (decrease) in cash and cash equivalents ................        2,962,441           314,922          (480,110)
  Cash and cash equivalents at beginning of year ..................        3,267,161         2,952,239         3,432,349
                                                                        ------------      ------------      ------------
  Cash and cash equivalents at end of year ........................     $  6,229,602      $  3,267,161      $  2,952,239
                                                                        ============      ============      ============
  Supplemental disclosures of cash flow information:
  Non-cash transactions affecting operating, investing and
    financing activities:
   Operating activities: ..........................................
    Issuance of common stock for services .........................     $     11,438      $         --      $         --
                                                                        ============      ============      ============
   Financing activities:
    Issuance of common stock for acquisition ......................     $    620,313      $         --      $         --
    Common stock issued to repay ..................................
   Shareholders/directors loans ...................................               --                --        (1,500,000)
    Issuance of notes payable for acquisition .....................          892,000                --                --
                                                                        ------------      ------------      ------------
  Total financing activities ......................................     $  1,512,313      $         --      $ (1,500,000)
                                                                        ============      ============      ============
  See Note 3 for information on non-cash investing and
    financing activities associated with acquisitions
  Interest paid ...................................................     $  1,684,529      $  1,120,465      $    933,302
                                                                        ============      ============      ============
  Income taxes paid, net of refunds ...............................     $         --      $         --      $    168,460
                                                                        ============      ============      ============

          See accompanying notes to consolidated financial statements.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               OCTOBER 31, 1997


(1) THE COMPANY


     Able Telcom Holding Corp. ("Able Telcom" or the "Company") specializes in the design, installation, maintenance and system integration of advanced communication networks for voice, data, and video systems. These services are provided for an array of complimentary applications, including telecommunications infrastructure, traffic management systems, automated manufacturing systems and utility networks. The Company is currently organized into four operating groups: telecommunication services, cable television services, traffic management services and communications development. Each group, excluding cable television services, is comprised of subsidiaries of the Company with each having local executive management functioning under a decentralized operating environment. The Company formed the cable televisions services group to facilitate planned expansion during 1997. Able is headquartered in West Palm Beach, Florida, and operates its subsidiaries throughout the Southeastern United States, as well as in areas of South America.


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  (A) PRINCIPLES OF CONSOLIDATION


     The consolidated financial statements include the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated. Operations for subsidiaries acquired in purchase business combinations are included in the consolidated results of operations since the date of acquisition.


  (B) REVENUE RECOGNITION


     Revenues from "per unit basis" contracts are recognized at the time services are rendered and accepted by the customer. Revenues from installation contracts are recognized as contract costs are incurred under the percentage-of-completion method measured on the cost to cost basis. Contract costs include all direct material and labor costs as well as those indirect costs relating to the contract such as indirect labor, supplies and equipment costs.


     Changes in job performance, condition and the estimated profitability may result in changes in the estimates for project costs and profits. Revised estimates are recognized in the period in which the changes are determined.


  (C) INVENTORIES


     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.


  (D) PROPERTY AND EQUIPMENT


     Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets.


  (E) INCOME TAXES


     Income taxes have been provided using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "ACCOUNTING FOR INCOME TAXES" (FASB 109).

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  (F) GOODWILL


     Goodwill represents the amount by which the purchase price of businesses acquired exceeds the fair market value of the net assets acquired under the purchase method of accounting. Goodwill is being amortized on a straight-line basis over 10 - 20 years.


     The Company, at each balance sheet date, evaluates the recoverability of the carrying amount of goodwill if circumstances suggest it has been impaired. If this review indicates that goodwill is not recoverable, as principally determined based on the estimated undiscounted cash flows of the entity which gave rise to the goodwill, over the remaining amortization period, then the Company's carrying value of the goodwill is reduced by the estimated shortfall in cash flows.


     The recoverability of goodwill associated long lived with assets acquired in a purchase business combination is evaluated together with the related assets if circumstances indicate the carrying amount of the asset may not be recoverable. As required under Statement of Financial Accounting Standards No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF" (FASB No. 121), if the assets and goodwill are not recoverable their carrying value is reduced to estimated fair value based, generally, on a discounted cash flow analysis. The initial adoption of FASB No. 121 in 1996 did not have a material impact on the Company's consolidated financial condition or results of operations.


     See Note 15 regarding certain impairment write-downs that were recorded during 1996.


     Goodwill is net of accumulated amortization of $1,200,046 and $791,329 at October 31, 1997 and 1996, respectively. Amortization expense for the years ended October 31, 1997, 1996 and 1995 was $408,717, $338,859 and $468,684,
respectively.


  (G) CASH AND CASH EQUIVALENTS


     The Company considers all unrestricted highly liquid securities (consisting principally of short-term money market investments and treasury notes) with a maturity or redemption option of three months or less at the date of purchase to be cash equivalents.


  (H) FOREIGN CURRENCY TRANSLATION


     In accordance with FASB No. 52, "FOREIGN CURRENCY TRANSLATION", the financial statements of the Company's Latin American subsidiaries are remeasured using the U.S. dollar as the functional currency. Monetary assets and liabilities denominated in a foreign currency are remeasured into U.S. dollars at the year end exchange rate. Non-monetary assets and liabilities, and related income statement amounts are remeasured at historical exchange rates.


  (I) INVESTMENTS


     The Company adopted FASB No. 115, "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES", effective November 1, 1994. Under this statement, the Company's investments are

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

classified as "available for sale" and, accordingly, are recorded at the quoted market value as of the fiscal year end with an offsetting adjustment to shareholders' equity, net of tax.


  (J) STOCK COMPENSATION


     In October 1995, the FASB issued SFAS No. 123 "ACCOUNTING FOR STOCK BASED COMPENSATION", which was effective for the Company beginning November 1, 1996. SFAS No. 123 requires expanded disclosures of stock based compensation arrangements with employees and encourages compensation cost to be measured based on the fair value of the equity instrument. Under SFAS No. 123, companies are permitted to continue to apply Accounting Principal Board ("APB") Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees. See note 9 for the required pro forma effect on net income and earnings per share as if the Company had adopted the expense recognition requirement of SFAS No. 123.


  (K) FAIR VALUE OF FINANCIAL INSTRUMENTS


     The carrying amounts of cash and cash equivalents, accounts receivable (generally unsecured), accounts payable and notes payable approximate fair value due to the short maturity of the instruments and the provision for what management believes to be adequate reserves for potential losses. The fair values of lines-of-credit and long-term debt approximate their carrying amount since the currently effective rates reflect market rates.


  (L) RECLASSIFICATION


     Certain items in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 presentation.


  (M) USE OF ESTIMATES


     The preparation of financial statements in conformity with generally accepted accounting principles require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and costs. Actual results could differ from those estimates.


  (N) PER SHARE DATA


     Primary earnings per common share are computed by dividing net income (less preferred dividends) by the weighted average number of common shares and common shares equivalents outstanding during the period. On a fully diluted basis, both net earnings and shares outstanding are adjusted to assume the conversion of the convertible preferred stock, if dilutive.


  (O) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS


     In February 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "EARNINGS PER SHARE," which will require companies to present

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

basic earnings per share, instead of the primary and fully diluted EPS that is currently required. The new standard requires additional informational disclosures and also makes certain modifications to the currently applicable EPS calculations defined in Accounting Principles Board No. 15. The new standard is required to be adopted by all public companies for reporting periods ending after December 15, 1997 (the Company's first quarter of fiscal
1998), and will require restatement of EPS for all prior periods reported.


     In June 1997, the FASB issued SFAS No. 130 "REPORTING COMPREHENSIVE INCOME" which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. This statement requires that an enterprise classify items other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for the Company's fiscal year 1998.


     In June 1997, the FASB issued SFAS No. 131 "DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION" which establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report information about operating segments in interim financial reports issued to shareholders. It also establishes the standard for related disclosures about products and services, geographic areas, and major customer. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for the Company's fiscal year 1998.


     Management is currently evaluating the requirements of SFAS No. 130 and No. 131, respectively.


(3) ACQUISITIONS


     On December 2, 1996, Able acquired all the outstanding common stock of Dial Communications, Inc. ("Dial"). As consideration, the Company paid $3,000,000 in cash, issued 108,489 shares of common stock (fair value of $620,421) and issued an $892,000 promissory note with a three year term bearing interest at Prime plus 1/2%. The acquisition was accounted for using the purchase method of accounting. The results of operations are included in the consolidated statements of operations since the date of acquisition. Goodwill of $1,500,000 was recorded in this transactions which is being amortized over 20 years using the straightline method.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(3) ACQUISITIONS--(CONTINUED)

     The following summarizes the fair value of the assets of Dial acquired and the liabilities of Dial assumed:



      Cash and cash equivalents ............    $  403,617
      Accounts receivable ..................       783,790
      Notes receivable .....................        63,973
      Receivable from shareholders .........       231,609
      Property and equipment ...............     3,005,941
      Deposits .............................         7,269
      Accounts payable .....................      (299,761)
      Income tax payable ...................      (129,294)
      Accrued expenses .....................      (383,721)
      Notes payable ........................      (671,002)
                                                ----------
      Net assets ...........................    $3,012,421
                                                ==========

     On October 12, 1996, the Company, through a wholly owned subsidiary, acquired all of the outstanding common stock of Georgia Electric Company (GEC). As initial consideration, the Company paid $3,000,000 in cash. Under the terms of the earn out provision of the acquisition agreement, the Company will issue shares of common stock over a five year period beginning in fiscal 1997, contingent upon the operating performance of GEC and the market value of the Company's stock. Such amounts will be accounted for as purchase price adjustments. The acquisition was accounted for using the purchase method of accounting. The results of operations are included in the consolidated statements of operations since the date of acquisition.


     The following summarizes the fair values of the assets of GEC acquired and the liabilities of GEC assumed:



      Cash and cash equivalents .......................................    $  1,366,619
      Accounts receivable .............................................       4,422,983
      Costs and profits in excess of billings on uncompleted contracts           27,645
      Prepaid expenses ................................................         221,105
      Property and equipment ..........................................       2,258,672
      Other assets ....................................................          44,258
      Accounts payable and accrued liabilities ........................      (2,095,942)
      Billings in excess of costs and profits on uncompleted contracts         (529,445)
      Undistributed S Corp earnings due to former owners ..............      (2,715,895)
                                                                           ------------
      Net assets ......................................................    $  3,000,000
                                                                           ============

     The Company recorded goodwill of $1,277,866 at October 31, 1997 as a result of additional purchase price due to the former owner of GEC under the terms of the earn out provisions of the acquistion agreement. The goodwill will be amortized over 20 years using the straightline method. A corresponding amount was recorded as Other liabilities in the consolidated balance sheets for the earn out contingency.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(3) ACQUISITIONS--(CONTINUED)

     On December 8, 1995, the Company, through a wholly owned subsidiary, acquired all of the outstanding common stock of H.C. Connell, Inc. ("Connell"). As consideration, the Company paid $500,000 in cash and issued a $1,869,049 promissory note. The acquisition was accounted for using the purchase method of accounting. The results of operations of Connell are included in the consolidated statements of operations since the date of the acquisition.


     The following summarized the fair values of the assets of Connell acquired and the liabilities of Connell assumed:



      Cash and cash equivalents .......................................    $  394,351
      Accounts receivable .............................................     1,614,923
      Costs and profits in excess of billings on uncompleted contracts         98,071
      Prepaid expenses ................................................       109,661
      Property and equipment ..........................................     1,957,195
      Other assets ....................................................        27,226
      Accounts payable and accrued liabilities ........................      (847,928)
      Billings in excess of costs and profits on uncompleted contracts         (7,833)
      Borrowings ......................................................      (663,017)
      Other liabilities ...............................................      (313,600)
                                                                           ----------
      Net assets ......................................................    $2,369,049
                                                                           ==========

     On June 22, 1994, the Company acquired all of the outstanding common stock of Transportation Safety Contractors, Inc. and its affiliates ("TSCI"). As consideration, the Company paid $6,000,000 in cash, issued $3,000,000 in promissory notes and issued 272,300 shares of restricted common stock of the Company. In November 1994, the $3,000,000 in promissory notes were renegotiated resulting in $1,500,000 of the promissory notes being converted to 259,434 shares of restricted common stock of the Company with no gain or loss recognized on the conversion. The acquisition was accounted for using the purchase method of accounting and $6,777,017 in goodwill was recorded which is being amortized over 20 years under the straight-line method. Amortization expense amounted to approximately $339,000 in 1996 and 1995 and $102,408 in 1994. The results of operations are included in the consolidated statements of operations since the date of the acquisition.


     In June 1994, the Company acquired a 75% interest in a Brazilian telecommunications company for $144,000 plus $356,000 in working capital contributions. The acquisition was accounted for using the purchase method of accounting. Approximately $497,000 in goodwill was recorded and was being amortized over 10 years using the straight-line method. The results of operations are included in the consolidated statements of operations since the date of acquisition.


     During the second quarter of fiscal 1996, the Company identified circumstances which suggested the carrying value of goodwill related to its Brazilian telecommunications company had been impaired. These included continuing losses from operations, consistent failure to meet budgeted operating results despite the Company's attempts to improve performance and the Company's resulting decision during the second quarter of 1996 to substantially curtail its telecommunications maintenance and construction operations. As a result, the Company estimated the expected income to

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(3) ACQUISITIONS--(CONTINUED)

be derived in future periods and the expected undiscounted future cash flows of the Brazilian telecommunications company. The results indicated that goodwill would not be recovered. Accordingly, during the second quarter, the carrying value of goodwill related to this acquisition was reduced from $447,010 to zero. This charge is included in "Charges and transaction/translation losses related to Latin American operations" in the Consolidated Statement of Operations for fiscal year 1996.


     Unaudited pro forma financial information for the Company is presented as if the Company's acquisitions of Dial, GEC, and Connell had taken place as of November 1, for each of the respective years.


                                                       YEARS ENDED OCTOBER 31,
                                           ------------------------------------------------
                                                1997             1996             1995
                                           --------------   --------------   --------------
   Revenues ............................    $86,334,449      $ 85,095,239     $78,293,663
   Net income (loss) ...................      1,369,142        (1,345,659)      2,363,064
   Net income (loss) per share .........            .16              (.17)            .28

     This unaudited pro forma information does not purport to be indicative of the results of operations which would have resulted had the acquisitions been consummated at the dates assumed.


(4) INVESTMENTS


     At October 31, 1996, investments consisted of preferred stock. These securities are classified as available-for-sale and have a cost basis of $625,000. The fair market value as determined by the quoted market prices, at October 31, 1996 was $571,010. The unrealized losses on these investments of $53,990 net of tax, is included as a separate component of shareholders' equity. There were no investments at October 31, 1997.


     Investment income consisted of dividends and interest income which amounted to $449,479, $180,015 and $263,502 for the years ended October 31, 1997, 1996 and 1995, respectively. During the years ended October 31, 1997 and 1995, the Company sold investment securities; the proceeds on the sale totaled 620,904 and $4,418,233 and the realized loss totalled $4,096 and $100,379, in 1997 and 1995, respectively.


(5) ACCOUNTS RECEIVABLE


     Accounts receivable are recorded net of an allowance for doubtful accounts of $686,602 and $828,186 at October 31, 1997 and 1996, respectively. Accounts receivable includes retainage which has been billed but is not due until approximately 90 days after the services are rendered and accepted by the customer. Retainage totaled $935,858 and $1,675,698 at October 31, 1997 and 1996, respectively. A significant portion of accounts receivable is derived from several major customers. (See note 11)

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997

(6) UNCOMPLETED CONTRACTS


     Uncompleted contracts consist of the following at October 31, 1997 and 1996:



                                                                  1997             1996
                                                             --------------   --------------
   Costs incurred on uncompleted contracts ...............    $43,237,315      $15,989,067
   Earnings recognized on uncompleted contracts ..........      7,360,962        2,706,996
                                                              -----------      -----------
     Total ...............................................     50,598,277       18,696,063
   Billings to date ......................................     45,274,629       18,960,518
                                                              -----------      -----------
     Net .................................................    $ 5,323,648      $  (264,455)
                                                              ===========      ===========

     Included in the accompanying balance sheets under the following headings:



                                                                 1997             1996
                                                            --------------   --------------
   Costs and profits in excess of billings on uncompleted
    contracts ...........................................    $ 5,614,813      $   954,269
   Billings in excess of costs and profits on uncompleted
    contracts ...........................................        291,165        1,218,724
                                                             -----------      -----------
     Net ................................................    $ 5,323,648      $  (264,455)
                                                             ===========      ===========

(7) PROPERTY AND EQUIPMENT, NET


     Property and equipment, net, consists of the following at October 31, 1997 and 1996:



                                                                        1997              1996
                                                                  ---------------   ---------------
      Land and buildings ......................................    $  1,414,725      $  1,398,884
      Equipment, furniture and fixtures .......................      19,235,073        13,493,828
      Equipment under capital lease ...........................         747,025           637,407
                                                                   ------------      ------------
                                                                     21,396,823        15,530,119
      Less accumulated depreciation and amortization ..........      (8,283,185)       (4,862,762)
                                                                   ------------      ------------
      Property and equipment, net .............................    $ 13,113,638      $ 10,667,357
                                                                   ============      ============

     Depreciation and amortization expense relating to property and equipment amounted to $4,532,248, $2,410,945 and $1,445,380 for the years ended October 31, 1997, 1996 and 1995, respectively.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997

(8) BORROWINGS


     The Company's borrowings consist of the following at October 31, 1997 and 1996:



                                                                            1997              1996
                                                                       --------------   ---------------
   LINES OF CREDIT--SHORT TERM:
   Bank lines of credit ($6,000,000 aggregate maximum limit
    at October 31, 1997) $6,000,000 maturing on March 1,
    1998 interest payable monthly at prime (8.75% at
    October 31, 1997) secured by substantially all the assets
    of the Company .................................................    $  6,000,000     $  6,126,178
   Less effect of refinancing transaction ..........................      (6,000,000)      (1,500,000)
                                                                        ------------     ------------
                                                                        $         --     $  4,626,178
                                                                        ============     ============
   NOTES PAYABLE TO SHAREHOLDERS/
    DIRECTORS--SHORT TERM:
   Notes payable to shareholders, principal and interest due on demand at 18%, unsecured, personally guaranteed by a
    shareholder/director of the Company ............................    $    875,000     $  1,307,976
   Note payable to a director, principal due on demand,
    interest due quarterly at Prime (8.75% at October 31,
    1996), unsecured ...............................................              --          250,000
                                                                        ------------     ------------
                                                                             875,000        1,557,976
   Less effect of refinancing transactions .........................              --         (250,000)
                                                                        ------------     ------------
                                                                        $    875,000     $  1,307,976
                                                                        ============     ============
   Long-Term Debt:
   Notes payable to a bank, payable in monthly installments
    aggregating approximately $158,000, interest payable
    monthly ranging from prime (8.75% at October 31, 1997)
    to prime plus 1/2%, secured by substantially all the assets
    of the Company .................................................    $  3,560,157     $  4,061,987
   Note payable to a bank, principal and interest due
    December 2, 1996 at prime (8.75% at October 31, 1997),
    secured by substantially all the assets of the Company .........              --        1,500,000
   Note payable to the sellers of Connell, principle and
    accrued interest due January 2, 1997, interest at 9%,
    secured by certain accounts receivable and all property
    and equipment of Connell not otherwise pledged
    to a bank ......................................................              --        1,869,049
   Mortgage note payable to a bank, payable in monthly
    installments of $1,604 plus interest at prime (8.75% at
    October 31, 1996) plus 1/2% secured by land and building
    with a carrying value of approximately $425,000 as of
    October 31, 1997 ...............................................         269,430          288,750

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(8) BORROWINGS--(CONTINUED)

                                                                           1997             1996
                                                                     ---------------   --------------
   Notes payable to banks, payable in monthly installments of principal and interest ranging from 8.75% to 14.9% at
    October  31, 1997, secured by related equipment ..............              --            91,477
   Notes payable to banks, payable in monthly installments of principal and interest of 8.50 at October 31, 1997, secured
    by real and personal property of GEC .........................       2,500,000                --
   Notes payable to former owner of Dial payable in monthly
    installments of principal and interest of 8.50% at
    October 31, 1997, secured by promissory note .................         669,000                --
   Notes payable to banks, payable in monthly installments of principal and interest at prime (8.75% at October 31,
    1997), secured by real and personal property of Dial .........       2,875,500                --
   Notes payable to banks, payable in monthly installments of principal and Interest at prime 8.75% at October 31, 1997
    secured by related equipment .................................         385,122                --
   Notes payable to bank, payable in monthly installments of
    principal and interest at prime (8.75% at October 31,
    1997), secured by related equipment ..........................         510,530                --
                                                                         ---------            ------
                                                                        10,769,739         7,811,263
   Plus effect of refinancing transactions .......................       6,000,000         1,750,000
   Capital leases (see note 14) ..................................         524,256           554,155
                                                                        ----------         ---------
   Total long-term debt ..........................................      17,293,995      $ 10,115,418
   Less current portion, giving effect to the
    refinancing transaction ......................................      (3,154,428)       (1,965,611)
                                                                        ----------      ------------
   Long-term debt, excluding current portion .....................    $ 14,139,567      $  8,149,807
                                                                      ============      ============

     Subsequent to the fiscal year end October 31, 1997, the Company completed an issuance of unsecured Subordinated Debt totaling $10,000,000 with detachable warrants to purchase 409,505 shares of common stock at a price of $8.25. The subordinated debt accrues interest at 12% payable semi-annually in arrears. Principal payments are due in January 2004 and 2005 giving the notes an average life of 6.5 years. The Subordinated Debt agreement contains convenants which require among other conditions, that the Company maintain certain tangible net worth, minimum fixed coverage charges and limitations on total debt. The proceeds were used for current working capital needs and to pay off existing debt and to provide liquidity to finance growth and certain expenditures, including acquisitions, associated with the Company's overall strategic plan.


     In conjunction with the subordinated debt issue, Able Telcom has also obtained a signed a commitment letter with a financial institution for a $30,000,000 three year senior secured revolving credit facility (the "Credit Facility") with a $2,000,000 sub-limit for the issuance of Standby Letter(s) of credit. The Credit Facility allows the Company to select between the following interest rate options: (i) a Base Rate plus an Applicable Margin or (ii) LIBOR (1, 2, 3, or 6 months) plus an Applicable Margin. The Applicable Margin ranges from 0.00% to 2.50%. Interest is payable monthly in arrears on

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(8) BORROWINGS--(CONTINUED)

base rate advances and at the expiration of each interest period for LIBOR advances. The Credit Facility contains covenants which require among other things that the Company maintain certain tangible net worth, minimum fixed coverage charges, and limitations on total debt. The Credit Facility is secured by a perfected first priority security interest on all tangible assets of the Company. The proceeds of the Credit Facility will be used to finance working capital requirements as well as other general corporate purposes, including acquisitions and equipment capital expenditures with the Company's overall strategic plan.


     Effective December 2, 1996 the Company entered into a $3,000,000 term loan credit Facility (the Term Loan) with a bank. The Term Loan is payable in sixty monthly installments of $50,000 plus interest at prime. Additionally, excess cash flow of GEC, as defined, is to be paid to the bank. The Term Loan contains covenants, which require among other conditions, that the Company maintain certain tangible net worth, working capital and debt service amounts. The Term Loan is collateralized by all real and personal property of GEC which was acquired on October 12, 1996. Proceeds from the term loan were used to repay $1,500,000 of a bank line of credit outstanding at October 31, 1996 and to repay the $1,500,000 note payable to a bank due on December 2, 1996.


     Effective December 20, 1996 the Company completed a private placement transaction of 1,000 shares of $.10 par value, Series A Convertible Preferred Stock (the Preferred Stock) and warrants to purchase 200,000 shares of the Company's common stock at $9.82 per share. Proceeds from the offering totaled $6,000,000. Each share of Preferred Stock is convertible to shares of the Company's common stock after April 30, 1997 at the lesser of $9.82 per share or at a discount (ranging from 10% to 20% depending upon the date of conversion) of the average closing bid price of a share of common stock for three days proceeding the date of conversion. The Company recognized the discount attributable to the beneficial conversion privilege of approximately $1,300,000 by accreting the amount from the date of issuance, December 20, 1996, through the last date the discount rate increase can occur, December 20, 1997, as an adjustment of net income attributable to common shareholders. This accretion adjustment, which also represents the adjustment needed to accrete to the redemption value of the Preferred Stock, resulted in a charge to retained earnings and accompanying credit to the Preferred Stock. The Preferred Stock accrues dividends at an annual rate of 5% and is payable quarterly in arrears in cash or through a dividend of additional shares of Preferred Stock. Upon the occurrence of certain events, including failure to effect a timely registration statement related to the conversion features and warrants associated with the preferred stock, the Company may be required to redeem the Preferred Stock at a price equal to the liquidation preference, plus any accrued and unpaid dividends plus an amount determined by formula. Proceeds from the private placement were used to repay a $1,869,050 note payable to the sellers of Connell, a $250,000 note payable to a director, and $2,015,895 due the former principals of GEC. The amount due to the former principals of GEC represented undistributed S corporation profits existing at the date of acquisition, and is presented as "Other liabilities" in the accompanying Consolidated Balance Sheet at October 31, 1996.


     The classification of debt in the consolidated balance sheets reflects the effects of the above mentioned financing transactions.


     During the fiscal year ended October 31, 1997 five shares of the convertible preferred were converted into 4,481 shares of the Company's common stock and 1,000 warrants were forfeited.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(8) BORROWINGS--(CONTINUED)

     The aggregate maturates of long-term debt and capital leases for years subsequent to October 31, 1997, giving effect to the December 1997 refinancing and private placement, are as follows:



  1998 ......................   $ 3,154,428
  1999 ......................     2,776,343
  2000 ......................     2,387,657
  2001 ......................     1,408,039
  2002 ......................       656,850
  Thereafter ................     6,910,678
                                -----------
                                $17,293,995
                                ===========

(9) STOCK OPTIONS


     During 1996, the Company's shareholders adopted a stock option plan comprised of incentive stock options for employees and non-qualified stock options for non-affiliated directors (the "Plan"). The Plan provides for the issuance of up to 550,000 options to employees and non-affiliated directors. The exercise price for incentive options under the Plan will approximate the fair value of the Company's common stock on the date of the grant. The purchase price for grants of non-qualified stock options will be determined by the Company's Board of Directors. At October 31, 1997, a total of 250,180 options, net of canceled shares, have been granted under the Plan. Incentive options granted to employees generally become exercisable over a three year period in equal installments beginning the year after the date of the grant. Non-qualified options granted to non-affiliated directors become exercisable one year after the date of the grant.


     In addition, specific stock options have been granted to certain officers prior to or outside the Plan, a portion of which remain unexercised at October 31, 1997. During the fiscal year ended October 31, 1992, an option to purchase 260,000 shares of Common Stock at $.05 per share was granted to a director of the Company. In addition, in fiscal 1993 an officer was granted an option to purchase 100,000 shares of common stock at $.50 per share. For the years ended October 31, 1996 and 1995 160,500 of these options remained outstanding and available for exercise. On October 31, 1997, 25,000 shares remained outstanding and available for exercise of these options.


     During 1995, options to purchase 100,000 shares at $4.83 per share were granted to an officer, pursuant to employment agreement. All such options were granted at the fair market value on the date of grant and were outstanding as of October 31, 1996.


     During fiscal year 1997 additional options were granted to officers and non affiliated directors. These included 120,000 at $6.00 granted to former officers and directors and 75,000, ranging from $6.00 to $7.00, granted to current officers and directors. Certain of these options were granted at below market price which resulted in the recognition of compensation expense of approximately $337,500 in fiscal 1997.

     The Company's 1996 Incentive Stock Option Plan has authorized the grant of options to employees and non-affiliated directors for up to 550,000 shares of the companies common stock (See note 9).

     Pro forma information regarding net income and earnings per share is required by FASB 123 and has been determined as if the Company had accounted for its employee stock options under the fair

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(9) STOCK OPTIONS--(CONTINUED)

value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996 respectively: risk-free interest rate of 5.65%; dividend yields of 0 and volatility factors of the expected market price of the Company's common stock of .463 and .463; and a weighted-average expected life of the option of 2 years.


     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


     For purposes of pro forma disclosing the estimated fair value of the options is amortized over the options vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):


                                                 1997             1996
                                            -------------   ----------------
   Pro forma net income (loss) ..........    $2,647,457       $ (5,760,098)
   Pro forma net income (loss) per share:
     Primary ............................          .313              (.689)
     Fully diluted ......................          .313              (.689)

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" (APB 25) and related Interpretations in Accounting for its employee stock Options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123 "ACCOUNTING FOR STOCK-BASED COMPENSATION," requires use of option valuation Models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(9) STOCK OPTIONS--(CONTINUED)
     A summary of the Company's stock activity, and related information for the years ended October 31 follows:



                                                                        OPTION PRICE
                                                           NUMBER        PER SHARE
                                                         OF SHARES        AVERAGE        TOTAL PRICE
                                                       -------------   -------------   --------------
   Shares under option at October 31, 1995 .........       444,500         $1.67         $  742,315
   Granted .........................................       248,500          6.66          1,655,010
   Forfeited .......................................       (44,520)         6.56           (291,606)
                                                           -------         -----         ----------
   Shares under option at October 31, 1996 .........       648,480          3.25          2,105,719
   Granted .........................................       292,000          6.50          1,898,000
   Exercised .......................................      (412,240)         1.80           (742,032)
   Forfeited .......................................       (44,800)         6.28           (281,344)
                                                          --------         -----         ----------
   Shares under option at October 31, 1997 .........       483,440         $6.16         $2,980,343
                                                          ========         =====         ==========
   Shares under option at October 31, 1996 .........       561,166         $6.55         $3,675,637
                                                          ========         =====         ==========
   Shares under opton at October 31, 1997 ..........       272,400         $6.66         $1,814,184
                                                          ========         =====         ==========

     Exercise prices for options outstanding as of October 31, 1997 ranged from $.50 to $7.813. The weighted-average remaining contractual life of those options is 6 years.


(10) INCOME TAXES


     An analysis of the components of (loss) income before income taxes and minority interest and the related income tax (benefit) expense is presented below:


                                                                1997             1996              1995
                                                           -------------   ----------------   --------------
   Domestic ............................................    $3,304,300       $ (3,770,323)      $ (817,790)
   Foreign .............................................       572,988         (3,628,503)         485,708
                                                            ----------       ------------       ----------
                                                            $3,877,288       $ (7,398,826)      $ (332,082)
                                                            ==========       ============       ==========
   Provision for income taxes:
    Federal
     Current ...........................................    $       --       $         --       $       --
     Deferred ..........................................       657,071           (969,353)        (202,074)
    State
     Current ...........................................            --                 --               --
     Deferred ..........................................        70,152           (165,934)              --
    Foreign
     Current ...........................................            --                 --           71,236
     Deferred ..........................................            --            244,592         (237,267)
                                                            ----------       ------------       ----------
   Provision for income tax (benefit) expense ..........    $  727,223       $   (890,695)      $ (368,105)
                                                            ==========       ============       ==========

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(10) INCOME TAXES--(CONTINUED)

     Reconciliation of the federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                                                            1997        1996          1995
                                                                          --------   ----------   -----------
   (Benefit) tax at federal statutory rate ............................   34  %           (34)%         (34)%
   State income tax, net ..............................................     .2              4            --
   Non-deductible goodwill ............................................    4                2            35
   Reduction in valuation allowance ...................................     --             (1)           (7)
   Reduction in (benefit) tax provided on foreign operations ..........  (20)              22           (92)
   Other ..............................................................    3.8              3           (13)
                                                                          ----            ---          ----
   Effective income tax rate ..........................................   22  %           (12)%        (111)%
                                                                          ====            ===          ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                       1997            1996
                                                   ------------   --------------
   Deferred tax assets:
    Unrealized loss on investments .............   $     --         $   18,388
    Reserve for bad debts ......................    135,108            295,804
    Net operating loss carry forward ...........  1,142,847          1,452,313
    Foreign tax credit carry forwards ..........    423,914                 --
    Other ......................................     69,554             55,281
                                                   ---------        ----------
                                                  1,771,423          1,821,786
   Deferred tax liabilities:
    Plant, property and equipment ..............   (659,866)          (645,946)
    Investment in foreign subsidiaries .........   (129,581)                --
    Other ......................................         --                 --
                                                   ---------        ----------
                                                   (789,447)          (645,946)
                                                   ---------        ----------
   Net deferred tax asset ......................   $981,976         $1,175,840
                                                   =========        ==========

     At October 31, 1997, the Company has Federal net operating loss carryforwards of approximately $3,307,064. These net operating loss carryforwards begin to expire at the end of the fiscal year ending October 31, 2009.


(11) MAJOR CUSTOMERS/CONCENTRATION OF CREDIT RISK


     A significant portion of the Company's business is derived from four major customers including a governmental agency, two telephone companies and an industrial manufacturer. At October 31, 1997 and 1996, the Company had accounts receivable from these customers of $3,109,025 and $5,453,885 or 48% and 42% of total accounts receivable, respectively. Revenues from these customers totaled approximately $30,880,000, $22,786,000 and $9,498,000 or 36%, 50% and 27% of
consolidated revenues in fiscal years 1997, 1996 and 1995, respectively.


     Approximately 50% of the Company's Latin American revenues are derived from one customer in Venezuela. Revenues from this customer were approximately 2% of consolidated revenues in 1997 (4% in 1996; and 6% in 1995). Accounts receivable outstanding for this customer were $776,000 and $257,994 at October 31, 1997 and 1996, respectively.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997

(12) INDUSTRY AND GEOGRAPHIC AREA SEGMENT INFORMATION


     The Company currently operates primarily in two industry segments: telecommunication network services and traffic management systems and devices. Traffic management operations are conducted in the United States while telecommunication network services are conducted both in the United States and Latin America (mainly in Venezuela and Brazil). Revenues, (loss) income from operations, identifiable assets, capital expenditures and depreciation and amortization pertaining to the industries and geographic areas in which the Company operates are presented below.


                                                        1997              1996              1995
                                                   --------------   ----------------   --------------
   INDUSTRY SEGMENTS
   Revenues:
    Traffic management operations ..............    $46,795,604       $ 22,661,644      $22,872,331
    Telecommunication network services .........     39,538,845         26,244,526       12,535,250
                                                    -----------       ------------      -----------
     Total .....................................    $86,334,449       $ 48,906,170      $35,407,581
                                                    ===========       ============      ===========
   Income (loss) from operations:
    Traffic management operations ..............    $ 3,771,385       $ (3,454,076)     $   286,149
    Telecommunication network services .........      1,068,995         (2,832,440)         (72,518)
                                                    -----------       ------------      -----------
     Total .....................................    $ 4,840,380       $ (6,286,516)     $   213,631
                                                    ===========       ============      ===========
   Identifiable Assets:
    Traffic management operations ..............    $28,884,967       $ 25,099,066      $21,701,922
    Telecommunication network services .........     21,461,027         13,819,765       10,780,294
                                                    -----------       ------------      -----------
     Total .....................................    $50,345,994       $ 38,918,831      $32,482,216
                                                    ===========       ============      ===========
   Capital Expenditures:
    Traffic management operations ..............    $ 1,635,970       $  1,275,451      $   353,148
    Telecommunication network services .........      2,851,447          2,216,097        1,897,756
                                                    -----------       ------------      -----------
     Total .....................................    $ 4,487,417       $  3,491,548      $ 2,250,904
                                                    ===========       ============      ===========
   Depreciation and amortization:
    Traffic management operations ..............    $ 1,710,831       $  1,228,647      $   996,249
    Telecommunication network services .........      2,821,417          1,521,157          917,815
                                                    -----------       ------------      -----------
     Total .....................................    $ 4,532,248       $  2,749,804      $ 1,914,064
                                                    ===========       ============      ===========
   GEOGRAPHIC AREAS
   Revenues:
    United States ..............................    $82,171,132       $ 45,160,312      $32,179,831
    Latin America ..............................      4,163,317          3,745,858        3,227,750
                                                    -----------       ------------      -----------
     Total .....................................    $86,334,449       $ 48,906,170      $35,407,581
                                                    ===========       ============      ===========
   Income (Loss) from Operations:
    United States ..............................    $ 4,823,824       $ (2,072,678)     $   364,264
    Latin America ..............................         16,556         (4,213,838)        (150,633)
                                                    -----------       ------------      -----------
     Total .....................................    $ 4,840,380       $ (6,286,516)     $   213,631
                                                    ===========       ============      ===========
   Identifiable Assets:
    United States ..............................    $47,781,370       $ 36,409,993      $26,955,667
    Latin America ..............................      2,564,623          2,508,838        5,526,549
                                                    -----------       ------------      -----------
     Total .....................................    $50,345,993       $ 38,918,831      $32,482,216
                                                    ===========       ============      ===========

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)



                                          FIRST         SECOND       THIRD       FOURTH
                                         QUARTER       QUARTER      QUARTER      QUARTER
                                       -----------   -----------   ---------   ----------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
   1997
   Revenues ........................    $ 18,326      $ 20,871      $21,984     $ 25,153
   Operating Income ................       1,142         1,785        1,024          888
   Net Income ......................         505           851          932          567
   Income per share ................         .04           .04          .06          .02
   1996
   Revenues ........................    $ 11,578      $ 12,592      $11,860     $ 12,876
   Operating Income (Loss) .........      (1,036)       (2,095)         199       (3,355)
   Net Income (Loss) ...............        (533)       (2,562)         137       (2,952)
   Income (Loss) per share .........        (.06)         (.31)         .02         (.35)

     Certain adjustments were made in the fourth quarter of 1997 which included a reduction in reserves associated with litigation between the Company and former owners of TSCI of $225,000. See Note 14(b).


     Certain adjustments were recorded in the fourth quarter of 1996 which included adjustments to provide allowances for uncollectible accounts receivable and obsolete inventory. These adjustments resulted in charges against operations aggregating approximately $1,351,000.


(14) COMMITMENTS AND CONTINGENCIES


  (A) LEASED PROPERTIES


     As of October 31, 1997, the Company leased office space and equipment under various non-cancelable long-term operating lease arrangements.


     During fiscal year 1997, the Company leased certain equipment under an agreements which are classified as capital leases. Cost and accumulated amortization of such assets as of October 31, 1997 totaled $747,025 and $127,482.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(14) COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     Future minimum lease payments required under operating and capital leases with initial terms in excess of one year are as follows:



                                                                               CAPITAL       OPERATING
YEARS ENDING OCTOBER 31,                                                        LEASES         LEASES
--------------------------------------------------------------------------   -----------   -------------
   1998 ..................................................................    $177,489      $  441,602
   1999 ..................................................................     179,492         231,031
   2000 ..................................................................     177,907         183,802
   2001 ..................................................................      61,612          65,672
   2002 ..................................................................          --          67,692
   Thereafter ............................................................          --          94,140
                                                                              --------      ----------
   Total minimum lease payments ..........................................     596,500      $1,083,939
   Present value of net minimum lease payments ...........................     524,256
   Less current installments of obligations under capital leases .........     139,001
                                                                              --------
   Obligations under capital leases, excluding current installments ......    $385,255
                                                                              ========

     Rental expense for operating leases amounted to $833,710, $631,706 and $323,180 for the years ended October 31, 1997, 1996 and 1995, respectively. The Company paid rent to former directors of the Company totaling $89,460 for fiscal years 1997, 1996 and 1995. In addition, the Company has entered into an agreement with the former principals of GEC to purchase, by June 1997, a facility for $350,000 subject to the Company obtaining favorable financing and other terms. The Company has paid 60,000 in rent to these former principals of GEC on this facility in fiscal year 1997.



  (B) LITIGATION


     In July 1997, the Company terminated the employment of William J. Mercurio, the Company's former Chief Executive Officer and Chief Financial Officer. On July 31, 1997, Mr. Mercurio filed a lawsuit in the (15th Judicial Circuit Court in and for Palm Beach County, Florida) naming the Company as defendant and alleging that the Company breached an employment agreement (and a stock option agreement) to which he and the Company were parties. As a result of the alleged breach, Mr. Mercurio seeks damages and specific performance under the employment agreement (and the stock option agreement). In the lawsuit, the Company intends to vigorously to defend itself and to prove that its actions in terminating Mr. Mercurio's employment were proper and justified under the terms of his employment agreement.


     Additionally, the Company is party from time to time to various legal proceedings. In the opinion of management, none of these proceedings are expected to have a material impact on its financial position or results of operations.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997

(15) LATIN AMERICAN OPERATIONS


     Revenues, costs and expenses and net (loss) income from Latin American operations for the years ended October 31, 1997, 1996 and 1995 are as follows:



                                              YEARS ENDED OCTOBER 31,
                                  -----------------------------------------------
                                       1997             1996             1995
                                  -------------   ---------------   -------------
   Revenues ...................    $4,163,317      $  3,745,858      $3,227,750
   Costs and expenses .........     4,146,761         7,374,361       3,282,585
   Net Income (loss) ..........        16,556        (3,628,503)        (54,835)

     The Company has continued to monitor closely its Latin American operations due to the poor operating results in fiscal year 1996 Able's International operations have shown improvement in fiscal 1997 as a result of the stabilization of the exchange rate and increase in revenue producing contracts. During the year ended October 31, 1997 the Company's Latin American operations incurred approximately $200,000 of marketing expense related to a proprietary product.


     The net loss for fiscal year 1996 includes charges relating to the write-off of certain goodwill related to Latin American operations, foreign currency losses as a result of the devaluation of the Venezuelan Bolivar and provisions for the write-down of certain investments, accounts receivable and deferred tax assets. Such amounts approximate $921,000, $1,180,000 and $353,000, respectively. Additionally, during the year ended October 31, 1996, the Company's Latin American operations incurred approximately $1.1 million of marketing expenses related to a proprietary product.


     During the second quarter of fiscal 1996 the Company identified circumstances which suggested the carrying value of goodwill related to its Brazilian subsidiary and master contacts of its Venezuelan subsidiaries had been impaired. These included continuing losses from operations, consistent failure to meet budgeted operating results despite the Company's attempts to improve performance, the determination that certain revenue producing contracts would not be renewed in the forseeable future and the Company's resulting decision during the second quarter of 1996 to substantially curtail its telecommunications maintenance and construction operations in Latin America. As a result, the Company estimated the expected income to be derived in future periods and the expected undiscounted future cash flows of its Latin American operations. The results indicated that the goodwill and master contracts would not be recovered. Accordingly, during the second quarter of 1996, the carrying value of these assets was reduced from approximately $921,000 to zero. This charge is included in "Charges and transaction/translation losses related to Latin American operations" in the Consolidated Statements of Operations for fiscal year 1996.


     Effective August 1, 1995, the Company reached an agreement with the minority shareholders of its Venezuelan subsidiaries to compensate them for assuming executive management and day-to-day responsibilities for the Company's Venezuelan operations by increasing their proportionate share of earnings and losses from 20% to 50%. The Company made this change as a result of a demand by the minority partners for such an agreement. Management believes such a change is necessary in that the minority partners are Venezuelan nationals who reside in Venezuela and maintain relationships with the customer and the workforce and are essential to the future viability of the Company's Venezuelan operations. The agreement did not change the Company's share of ownership and voting control in its Venezuelan subsidiaries which remains at 80%.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                               OCTOBER 31, 1997


(15) LATIN AMERICAN OPERATIONS--(CONTINUED)

     During fiscal year ending 1995, the Company recovered approximately $350,000 in accounts receivable that were written off in 1994.


     The Company's investment in Latin American entities, whose primary assets consist of accounts receivable and property and equipment, totaled $2,588,623, and, $2,080,053 at October 31, 1997 and 1996, respectively.


(16) OTHER SUBSEQUENT EVENTS


     In December 1997, the Company signed a definitive agreement with COMSAT RSI, JEFA's Wireless ("JEFA") to acquire (the "JEFA Acquisition") certain assets and assume certain liabilities of JEFA's intelligent traffic systems and wireless infrastructure and services business. Finalization of JEFA Acquisition is subject to a number of conditions, among them the approval of the Texas Department of Transportation. Accordingly, there can be no assurance that the JEFA Acquisition will ultimately be consummated.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholder and Board of Directors of MFS Network Technologies, Inc.:


     We have audited the accompanying balance sheets of the Network Technologies Division of MFS Network Technologies, Inc. as of December 31, 1997 and 1996, respectively, and the related statements of operations and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Network Technologies Division of MFS Network Technologies, Inc. as of December 31, 1997 and 1996, respectively, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995, respectively, in conformity with generally accepted accounting principles.



                                                ARTHUR ANDERSEN LLP


Omaha, Nebraska,
June 16, 1998

                       NETWORK TECHNOLOGIES DIVISION OF
                        MFS NETWORK TECHNOLOGIES, INC.

           BALANCE SHEETS--JULY 2, 1998, DECEMBER 31, 1997 AND 1996



                                                               JULY 2,         DECEMBER 31,       DECEMBER 31,
                                                                 1998              1997               1996
                                                           ---------------   ----------------   ---------------
                      ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .............................    $       5,902     $          --      $     300,000
 Accounts receivable--
  Affiliated entities ..................................       19,829,355        40,649,818         10,698,656
  Third party ..........................................       38,948,038        20,194,721         23,159,965
 Costs and earnings in excess of billings on
   uncompleted contracts--
  Affiliated entities ..................................       11,893,461        19,068,875          9,535,530
  Third party ..........................................       82,736,486       124,435,440         85,008,166
 Other current assets ..................................          523,736         2,898,233            395,394
                                                            -------------     -------------      -------------
   Total current assets ................................      153,936,978       207,247,087        129,097,711
PROPERTY AND EQUIPMENT, net ............................        5,727,302         6,133,214          4,654,412
RESTRICTED ASSETS ......................................          347,481           746,245            984,869
OTHER NONCURRENT ASSETS, net ...........................          128,850           380,257            341,244
                                                            -------------     -------------      -------------
   Total assets ........................................    $ 160,140,611     $ 214,506,803      $ 135,078,236
                                                            =============     =============      =============
               LIABILITIES, CONTRIBUTIONS
                AND ACCUMULATED DEFICIT
CURRENT LIABILITIES:
 Accounts payable ......................................    $  13,732,569     $  25,259,641      $  15,304,269
 Accrued costs and billings in excess of revenue
   on uncompleted contracts--
  Affiliated entities ..................................        8,041,172        12,360,457          4,426,092
  Third party ..........................................       48,537,638        42,545,113         39,825,275
 Accrued compensation ..................................        1,464,551           836,131            598,405
 Other current liabilities .............................          600,118           647,146             68,530
                                                            -------------     -------------      -------------
   Total current liabilities ...........................       72,376,048        81,648,488         60,222,571
ADVANCES FROM MFS NETWORK
  TECHNOLOGIES, INC. ...................................      119,388,930       142,967,895         76,648,131
COMMITMENTS AND CONTINGENCIES
  (Note 7) .............................................
CONTRIBUTIONS AND ACCUMULATED
  DEFICIT:
 Contributions from MFS Network
   Technologies, Inc. ..................................       11,755,694        11,755,694         11,755,694
 Accumulated deficit ...................................      (43,380,061)      (21,865,274)       (13,548,160)
                                                            -------------     -------------      -------------
   Total contributions and accumulated deficit .........      (31,624,367)      (10,109,580)        (1,792,466)
                                                            -------------     -------------      -------------
   Total liabilities, contributions and
      accumulated deficit ..............................    $ 160,140,611     $ 214,506,803      $ 135,078,236
                                                            =============     =============      =============

             The accompanying notes are an integral part of these balance sheets.

                       NETWORK TECHNOLOGIES DIVISION OF
                        MFS NETWORK TECHNOLOGIES, INC.
                           STATEMENTS OF OPERATIONS

              FOR THE PERIODS ENDED JULY 2, 1998, JUNE 30, 1997,
                       DECEMBER 31, 1997, 1996 AND 1995




                                                                                           DECEMBER 31,
                                      JULY 2,           JUNE 30,       ----------------------------------------------------
                                       1998               1997               1997              1996               1995
                                 ----------------   ----------------   ---------------   ----------------   ---------------
                                    (UNAUDITED)        (UNAUDITED)
REVENUE:
 Affiliated entities .........    $  36,703,005       $ 34,077,636      $100,901,819       $ 56,237,902      $112,692,674
 Third party .................       64,386,308        108,011,172       268,432,450        165,867,327        61,145,581
                                  -------------       ------------      ------------       ------------      ------------
   Total revenue .............      101,089,313        142,088,808       369,334,269        222,105,229       173,838,255
COST OF REVENUES .............      111,206,030        136,294,198       353,562,515        206,225,389       155,826,296
                                  -------------       ------------      ------------       ------------      ------------
GROSS MARGIN
  (LOSS) .....................      (10,116,717)         5,794,610        15,771,754         15,879,840        18,011,959
                                  -------------       ------------      ------------       ------------      ------------
OPERATING
  EXPENSES ...................       11,413,772         14,830,436        24,066,129         23,754,195        22,806,053
                                  -------------       ------------      ------------       ------------      ------------
OPERATING LOSS ...............      (21,530,489)        (9,035,826)       (8,294,375)        (7,874,355)       (4,794,094)
OTHER INCOME
  (EXPENSE), net .............           15,701            (10,706)          (22,739)          (101,630)          231,355
                                  -------------       ------------      ------------       ------------      ------------
NET LOSS .....................    $ (21,514,788)      $ (9,046,532)     $ (8,317,114)      $ (7,975,985)     $ (4,562,739)
                                  =============       ============      ============       ============      ============

              The accompanying notes are an integral part of these statements.

                       NETWORK TECHNOLOGIES DIVISION OF
                        MFS NETWORK TECHNOLOGIES, INC.
                           STATEMENTS OF CASH FLOWS

              FOR THE PERIODS ENDED JULY 2, 1998, JUNE 30, 1997,
                       DECEMBER 31, 1997, 1996 AND 1995


                                                                                                  DECEMBER 31,
                                                 JULY 2,          JUNE 30,     --------------------------------------------------
                                                   1998             1997             1997             1996             1995
                                            ----------------- ---------------- ---------------- ---------------- ----------------
                                               (UNAUDITED)       (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss .................................   $ (21,514,788)   $  (9,046,532)   $  (8,317,114)   $  (7,975,985)   $  (4,562,739)
 Adjustments to reconcile net loss to
   net cash provided by (used in)
   operating activities--
  Depreciation and amortization ...........       1,358,000        1,342,345        2,684,691        1,869,993        1,628,908
  Changes in assets and liabilities--
   Accounts receivable and other
      assets ..............................       4,693,050       (2,546,525)     (29,488,757)      (4,522,767)     (10,046,771)
   Accounts payable and other
      liabilities .........................     (11,527,072)         798,920       10,771,714        4,939,109        5,246,045
   Costs and earnings in excess of
      billings on uncompleted
      contracts ...........................      48,874,368      (16,712,465)     (48,960,619)     (35,611,529)     (18,594,198)
   Accrued costs and billings in
      excess of revenue on
      uncompleted contracts ...............       1,673,240        9,702,293       10,654,203       21,885,223       (3,201,681)
   Restricted assets ......................         398,764          238,624          238,624         (280,191)        (207,332)
                                              -------------    -------------    -------------    -------------    -------------
   Net cash from operating
      activities ..........................      23,955,562      (16,223,340)     (62,417,258)     (19,696,147)     (29,737,768)
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of network and equipment........        (952,088)      (2,492,812)      (4,163,493)      (2,068,478)      (2,192,752)
 Additions to deferred costs and other.....         581,392          100,162          (39,013)         (11,764)          13,236
                                              -------------    -------------    -------------    -------------    -------------
   Net cash from investing activities......        (370,696)      (2,392,650)      (4,202,506)      (2,080,242)      (2,179,516)
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Advances (repayments) from MFS
   Network Technologies, Inc. .............     (23,578,964)      18,494,835       66,319,764       22,076,389       31,894,895
                                              -------------    -------------    -------------    -------------    -------------
   Net cash from financing activities......     (23,578,964)      18,494,835       66,319,764       22,076,389       31,894,895
                                              -------------    -------------    -------------    -------------    -------------
NET INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS ..............................           5,902         (121,155)        (300,000)         300,000          (22,389)
CASH AND CASH EQUIVALENTS,
 beginning of period ......................              --          300,000          300,000               --           22,389
                                              -------------    -------------    -------------    -------------    -------------
CASH AND CASH EQUIVALENTS,
 end of period ............................   $       5,902    $     178,845    $          --    $     300,000    $          --
                                              =============    =============    =============    =============    =============

               The accompanying notes are an integral part of these statements.

                       NETWORK TECHNOLOGIES DIVISION OF
                        MFS NETWORK TECHNOLOGIES, INC.
                         NOTES TO FINANCIAL STATEMENTS

              JULY 2, 1998 (UNAUDITED), JUNE 30, 1997 (UNAUDITED),
                       DECEMBER 31, 1997, 1996 AND 1995

1. ORGANIZATION:


     The financial statements include the accounts of the following entities:


      Network Technologies Division of MFS Network Technologies, Inc. (NT) MFS Transportation Systems, Inc. (TSI)
      MFS TransTech, Inc. (TT)
      MFS Network Technologies of the District of Columbia, Inc. (DC)


     Collectively, these entities are known as the Division. NT, TSI and DC are wholly owned by MFS Network Technologies, Inc. (MFSNT). TSI owns 85 percent of TT. The basis of the 15% minority interest has been reduced to zero due to TT's significant losses for the periods ended July 2, 1998, June 30, 1997, December 31, 1997, 1996 and 1995. As of January 1, 1995, MFSNT was a wholly owned subsidiary of MFS Communications Company, Inc. (MFSCC). During 1995, MFSCC completed a restructuring in which it contributed its subsidiaries to MFSNT. This transaction has been accounted for at historical cost in a manner similar to the pooling of interest method. During 1996, MFSCC became a wholly owned subsidiary of WorldCom, Inc. (WorldCom). All significant accounts and transactions by and between the entities included in the Division have been eliminated.


     The Division operates as a systems integrator and project developer for large-scale, facilities-based communications networks and Intelligent Transportation Systems.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


USE OF ESTIMATES


     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


ACCOUNTING FOR CONSTRUCTION CONTRACTS


     The Division uses the percentage of completion method of accounting to account for revenues and costs, measured by the percentage of budget completed to date to the total budget. Provision is made for the entire amount of future estimated determinable losses on contracts in progress; claims for additional contract compensation, however, are not reflected in the accounts until the year in which such claims are allowed. Revisions in cost and profit estimates during the course of the work are reflected in the accounting period in which the facts which require the revision become known. It is possible that cost and profit estimates will be revised in the near term.


     In accordance with industry practice, amounts realizable and payable under contracts which may extend beyond one year are included in current assets and liabilities.


     Substantially all of the Division's revenue from affiliates is from cost reimbursable contracts. Revenues from those contracts are recognized on the basis of costs incurred during the period, plus the overhead fee earned.

                       NETWORK TECHNOLOGIES DIVISION OF
                        MFS NETWORK TECHNOLOGIES, INC.

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

              JULY 2, 1998 (UNAUDITED), JUNE 30, 1997 (UNAUDITED),
                       DECEMBER 31, 1997, 1996 AND 1995


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

     The Division has entered into two related agreements with a significant customer. One contract relates to construction services and the other contract relates to materials purchasing whereby the Division purchases certain materials for the customer and passes those through at cost. The materials contract was entered into in conjunction with the construction contract, therefore, the costs associated with materials are shown as contract costs and revenue is recognized to the extent of those costs. The revenues and related costs were $36.1 million, $40.0 million, $57.3 million, $0 for the periods ended June 30, 1997, December 31, 1997, 1996 and 1995, respectively. These amounts are included in the accompanying financial statements as construction revenues and cost of revenues.


     Credit risk is minimal with public (government) owners since the Division ascertains that funds have been appropriated by the governmental project owner prior to commencing work on public projects. Most public contracts are subject to termination at the election of the government. However, in the event of termination, the Division is entitled to receive the contract price on completed work and reimbursement of costs, plus a reasonable profit, on uncompleted work. Credit risk with private owners is minimized because of statutory mechanics liens, which give the Division high priority in the event of lien foreclosures following financial difficulties of private owners.


FIXED ASSETS


     Fixed assets are stated at cost. Depreciation on leasehold improvements is provided by the straight-line method over estimated useful lives ranging from 10 to 31.5 years, and depreciation on all other fixed assets is provided on accelerated methods over the estimated useful lives of the respective assets ranging from 3 to 8 years. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized.


INCOME TAXES


     The Division is included in the combined income tax returns of WorldCom for the years ended December 31, 1997 and 1996, and in the combined income tax return of MFSCC for the year ended December 31, 1995. There is no tax sharing agreement between the Division and WorldCom or MFSCC, respectively; therefore, the Division calculates its tax provision on a separate-entity basis. The accompanying financial statements do not reflect a tax benefit since it is more likely than not that the deferred tax asset will not be realized.


RESTRICTED ASSETS


     Restricted assets consist of government securities held for owners in lieu of retainage. These government securities are carried at cost which approximates fair market value.


CASH AND CASH EQUIVALENTS


     For purposes of the statements of cash flows, the Division considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                       NETWORK TECHNOLOGIES DIVISION OF
                        MFS NETWORK TECHNOLOGIES, INC.

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

              JULY 2, 1998 (UNAUDITED), JUNE 30, 1997 (UNAUDITED),
                       DECEMBER 31, 1997, 1996 AND 1995
3. ACCOUNTS RECEIVABLE:


     Accounts receivable includes retainage which has been billed but is not due until after the services are rendered and accepted by the customer. Retainage totaled $4.5 million, $5.0 million and $2.8 million at July 2, 1998, December 31, 1997 and 1996, respectively.


4. PROPERTY AND EQUIPMENT:


     Property and equipment consisted of the following:


                                                          JULY 2, 1998          1997              1996
                                                         --------------   ---------------   ---------------
   Furniture, fixtures and office equipment ..........    $  6,817,519     $  6,059,631      $  4,336,901
   Vehicles ..........................................       4,556,658        4,436,769         2,821,138
   Leasehold improvements ............................       1,066,251        1,042,972         1,056,620
   Testing and construction equipment ................         865,062          754,992           829,013
   Other .............................................         517,768          723,068           423,261
                                                          ------------     ------------      ------------
                                                            13,823,258       13,017,432         9,466,933
   Less--Accumulated depreciation ....................      (8,095,956)      (6,884,218)       (4,812,521)
                                                          ------------     ------------      ------------
                                                          $  5,727,302     $  6,133,214      $  4,654,412
                                                          ============     ============      ============

5. LEASES:


     The Division is leasing premises under various noncancellable operating leases which, in addition to rental payments, require payments for insurance, maintenance, property taxes and other executory costs related to the leases. Certain leases provide for adjustments in lease cost based upon adjustments in the Consumer Price Index and increases in the landlord's management costs. The lease agreements have various expiration dates and renewal options through 2003.


     Future minimum payments by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at July 2, 1998 and December 31, 1997:


                            JULY 2, 1998     DECEMBER 31, 1997
                           --------------   ------------------
   1998 ................     $  793,822         $1,714,000
   1999 ................      1,259,651          1,176,000
   2000 ................        503,836            504,000
   2001 ................        436,000            436,000
   2002 ................        436,000            436,000
   Thereafter ..........        109,000            109,000

     Rent expense related to noncancellable operating leases for the periods ended July 2, 1998, June 30, 1997, December 31, 1997, 1996 and 1995,
respectively, was approximately $860,800, $896,700, $1,800,000, $1,429,700 and
$862,000.

                       NETWORK TECHNOLOGIES DIVISION OF
                        MFS NETWORK TECHNOLOGIES, INC.

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

              JULY 2, 1998 (UNAUDITED), JUNE 30, 1997 (UNAUDITED),
                       DECEMBER 31, 1997, 1996 AND 1995
6. RELATED-PARTY TRANSACTIONS:


     Employees of the Division are eligible to participate in the WorldCom employee benefit plans.


     WorldCom manages and performs the treasury functions for the Division.


     WorldCom's intention is to support the Division until such time that the Division can generate sufficient cash flows to fund its operations.


7. COMMITMENT AND CONTINGENCIES:


     The Division is subject to a number of lawsuits and claims for various amounts which arise out of the normal course of its business. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Division's financial position or results of operations.


     The Division has an agreement with the minority stockholders of TT, under which the Division obtains permanent exclusive and permanent nonexclusive licenses for certain toll system patents for an aggregate license fee of $6,000,000 to be paid in installments through February 1999. At July 2, 1998 and December 31, 1997, the remaining installment payments totalled $333,000 and $1,083,000, respectively. The Division paid approximately $750,000, $1,417,000, $1,000,000 and $1,000,000 under this agreement during the periods ended July 2, 1998, December 31, 1997, 1996 and 1995, respectively.


8. SIGNIFICANT CUSTOMERS:


     A significant portion of the Company's business, excluding affiliated entities, was derived from three major customers in 1997, two major customers in 1996 and two major customers in 1995. Revenues from these customers totaled approximately $224.6 million, $89.6 million and $39.4 million, or 61%, 40% and 23% of revenues in years ended December 31, 1997, 1996 and 1995, respectively.


9. SUBSEQUENT EVENTS:


     Subsequent to December 31, 1997, the Division incurred approximately $25 million of losses on four contracts that were in process as of year-end. These losses were not anticipated at December 31, 1997, and relate to matters and events occurring subsequent thereto. As a result, the losses are not reflected in the accompanying 1997 financial statements.


     In July 1998, Able Telcom Holdings Corp. (Able) executed an agreement with WorldCom to acquire the Division for the net book value of the Division at March 31, 1998, as defined in the agreement, plus $10 million.

                               AGEE FISHER, LLC.
                         INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
Able Telcom Holding Corp. and Subsidiaries
West Palm Beach, Florida


We have audited the accompanying balance sheets of CRSI Acquisition, Inc. (a Delaware corporation and indirect wholly-owned subsidiary of COMSAT Corporation) as of December 31, 1996 and 1997, and the related statements of operations, changes in shareholder's equity (deficit), and cash flows for the years then ended and the three months ended December 31, 1995. We have also audited the accompanying statement of operations, changes in shareholder's equity, and cash flows of JEFA International, Inc. (the predecessor company) for the seven months ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRSI Acquisition, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the years then ended and the three months ended December 31, 1995, and the results of operations and cash flows of the predecessor company for the seven months ended September 30, 1995, in conformity with generally accepted accounting principles.




                                        /s/ AGEE FISHER, LLC.


Atlanta, Georgia
June 7, 1998

                            CRSI ACQUISITION, INC.

               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

                                 BALANCE SHEETS



                                                           DECEMBER 31,                        FEBRUARY 24,
                                                 ---------------------------------   ---------------------------------
                                                       1996              1997              1997              1998
                                                 ---------------   ---------------   ---------------   ---------------
                                                                                       (UNAUDITED)       (UNAUDITED)
ASSETS
CURRENT ASSETS:
 Cash ........................................    $    255,908      $      77,687     $    106,273      $     115,837
 Accounts receivable (Note 5) ................       5,374,748          3,704,407        6,227,228          3,723,495
 Costs and estimated earnings in excess of
   billings on uncompleted contracts
   (Note 6) ..................................       9,342,810         11,355,705        9,200,945         13,849,085
 Inventory ...................................         737,916             83,259          781,737             71,365
 Other receivables ...........................           5,997             15,294          120,113              6,244
 Prepaid expenses ............................         190,765             32,921           32,921             32,921
 Deferred tax asset (Note 10) ................       1,217,008            723,294        1,108,686            674,224
                                                  ------------      -------------     ------------      -------------
                                                    17,125,152         15,992,567       17,577,903         18,473,171
PROPERTY AND EQUIPMENT, net of
  accumulated depreciation and
  amortization (Note 7) ......................       2,546,372          3,213,953        2,737,832          3,100,205
GOODWILL, net of accumulated
  amortization of $304,785 and $548,613 ......         914,355            670,527          873,717            629,889
DEFERRED TAX ASSET, non-current
portion (Note 10) ............................          69,085            124,353           86,894            133,564
OTHER ASSETS .................................          45,009             44,416           43,967             44,416
                                                  ------------      -------------     ------------      -------------
                                                  $ 20,699,973      $  20,045,816     $ 21,320,313      $  22,381,245
                                                  ============      =============     ============      =============
LIABILITIES AND SHAREHOLDER'S
  DEFICIT
CURRENT LIABILITIES:
 Inter-company advances (Note 8) .............    $ 19,847,253      $  24,403,780     $ 19,788,570      $  27,011,373
 Accounts payable ............................       1,329,934          2,077,854          808,061          3,552,962
 Accrued expenses ............................         452,176            358,409          523,051            237,312
 Accrued losses on uncompleted contracts .....       4,261,140          2,880,155        4,046,279          2,932,508
 Billings in excess of costs and estimated
   earnings on uncompleted contracts
   (Note 6) ..................................         181,825                             135,910             26,293
                                                  ------------     --------------     ------------      -------------
                                                    26,072,328         29,720,198       25,301,871         33,760,448
COMMITMENTS AND
  CONTINGENCIES (NOTE 12)
SHAREHOLDER'S DEFICIT:
 Common stock, $1 par value, 1,000 shares
   authorized, 100 shares issued and
   outstanding ...............................             100                100              100                100
 Additional paid-in capital ..................                          2,100,000        2,100,000          2,100,000
 Accumulated deficit .........................      (5,372,455)       (11,774,482)      (6,081,658)       (13,479,303)
                                                  ------------      -------------     ------------      -------------
                                                    (5,372,355)        (9,674,382)      (3,981,558)       (11,379,203)
                                                  ------------      -------------     ------------      -------------
                                                  $ 20,699,973      $  20,045,816     $ 21,320,313      $  22,381,245
                                                  ============      =============     ============      =============

                                    See notes to financial statements.

                            CRSI ACQUISITION, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

                           STATEMENTS OF OPERATIONS



                                              SEVEN MONTHS    THREE MONTHS            YEAR ENDED
                                                 ENDED           ENDED               DECEMBER 31,
                                             SEPTEMBER 30,    DECEMBER 31,  -------------------------------
                                                  1995            1995            1996            1997
                                            --------------- --------------- --------------- ---------------
                                             (PREDECESSOR)
REVENUES:
 Contract revenues earned .................  $  3,802,254    $  2,464,646    $ 23,624,881    $ 31,662,229
                                             ------------    ------------    ------------    ------------
COSTS:
 Cost of contract revenues earned .........     4,345,549       2,369,654      24,243,512      35,580,675
 Provision for contract losses on
   uncompleted contracts ..................                     1,171,042       1,919,056         188,600
                                                             ------------    ------------    ------------
                                                4,345,549       3,540,696      26,162,568      35,769,275
                                             ------------    ------------    ------------    ------------
GROSS MARGIN ..............................      (543,295)     (1,076,050)     (2,537,687)     (4,107,046)
                                             ------------    ------------    ------------    ------------
OPERATING EXPENSES:
 General and administrative ...............       880,775         289,640       3,554,046       5,054,738
 Selling expenses .........................       261,337          86,882         506,181         520,013
                                             ------------    ------------    ------------    ------------
                                                1,142,112         376,522       4,060,227       5,574,751
                                             ------------    ------------    ------------    ------------
LOSS FROM OPERATIONS ......................    (1,685,407)     (1,452,572)     (6,597,914)     (9,681,797)
OTHER INCOME ..............................           421              62                          66,953
                                             ------------    ------------    ------------    ------------
NET LOSS BEFORE
 EXTRAORDINARY ITEM AND
 INCOME TAX BENEFIT .......................    (1,684,986)     (1,452,510)     (6,597,914)     (9,614,844)
EXTRAORDINARY ITEM:
 Gain on sale of net assets, net of
   income tax expense .....................     1,271,021
                                             ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAX
 BENEFIT ..................................      (413,965)     (1,452,510)     (6,597,914)     (9,614,844)
INCOME TAX (BENEFIT)
 EXPENSE:
 Current ..................................                      (131,304)     (1,260,572)     (3,651,262)
 Deferred .................................       (19,580)       (350,194)       (935,899)        438,445
                                             ------------    ------------    ------------    ------------
                                                  (19,580)       (481,498)     (2,196,471)     (3,212,817)
                                             ------------    ------------    ------------    ------------
NET LOSS ..................................  $   (394,385)   $   (971,012)   $ (4,401,443)   $ (6,402,027)
                                             ============    ============    ============    ============





                                                JANUARY 1-- FEBRUARY 24,
                                            --------------------------------
                                                  1997            1998
                                            --------------- ----------------
                                              (UNAUDITED)      (UNAUDITED)
REVENUES:
 Contract revenues earned .................  $  4,885,779     $  5,564,983
                                             ------------     ------------
COSTS:
 Cost of contract revenues earned .........     5,337,713        7,164,308
 Provision for contract losses on
   uncompleted contracts ..................
                                                5,337,713        7,164,308
                                             ------------     ------------
GROSS MARGIN ..............................      (451,934)      (1,599,325)
                                             ------------     ------------
OPERATING EXPENSES:
 General and administrative ...............       489,566          891,945
 Selling expenses .........................       131,731           91,793
                                             ------------     ------------
                                                  621,297          983,738
                                             ------------     ------------
LOSS FROM OPERATIONS ......................    (1,073,231)      (2,583,063)
OTHER INCOME ..............................        12,461
                                             ------------     ------------
NET LOSS BEFORE
 EXTRAORDINARY ITEM AND
 INCOME TAX BENEFIT .......................    (1,060,770)      (2,583,063)
EXTRAORDINARY ITEM:
 Gain on sale of net assets, net of
   income tax expense .....................
LOSS BEFORE INCOME TAX
 BENEFIT ..................................    (1,060,770)      (2,583,063)
INCOME TAX (BENEFIT)
 EXPENSE:
 Current ..................................      (442,081)        (918,101)
 Deferred .................................        90,513           39,859
                                             ------------     ------------
                                                 (351,568)        (878,242)
                                             ------------     ------------
NET LOSS ..................................  $   (709,202)    $ (1,704,821)
                                             ============     ============

                       See notes to financial statements.

                            CRSI ACQUISITION, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

            STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)



                                      COMMON         ADDITIONAL         RETAINED EARNINGS       TOTAL SHAREHOLDER'S
                                       STOCK      PAID-IN CAPITAL     (ACCUMULATED DEFICIT)       EQUITY(DEFICIT)
                                    ----------   -----------------   -----------------------   --------------------
(Predecessor company)
BALANCE, March 1, 1995 ..........    $ 1,000        $     2,870           $     390,515           $      394,385
NET LOSS ........................                                              (394,385)                (394,385)
                                     -------        -----------           -------------           --------------
BALANCE, September 30, 1995 .....    $ 1,000        $     2,870           $      (3,870)          $            0
                                     =======        ===========           =============           ==============
(CRSI Acquisition, Inc.)
ISSUANCE OF COMMON STOCK ........    $   100                                                      $          100
NET LOSS ........................                                         $    (971,012)                (971,012)
                                     -------        -----------           -------------           --------------
BALANCE, December 31, 1995 ......        100                                   (971,012)                (970,912)
NET LOSS ........................                                            (4,401,443)              (4,401,443)
                                     -------        -----------           -------------           --------------
BALANCE, December 31, 1996 ......        100                                 (5,372,455)              (5,372,355)
CAPITAL INVESTMENT FROM
  PARENT ........................                   $ 2,100,000                                        2,100,000
NET LOSS ........................                                            (6,402,027)              (6,402,027)
                                     -------        -----------           -------------           --------------
BALANCE, December 31, 1997 ......        100          2,100,000             (11,774,482)              (9,674,382)
NET LOSS (Unaudited) ............                                            (1,704,821)              (1,704,821)
                                     -------        -----------           -------------           --------------
BALANCE, February 24, 1998
  (Unaudited) ...................    $   100        $ 2,100,000           $ (13,479,303)          $  (11,379,203)
                                     =======        ===========           =============           ==============

                                    See notes to financial statements.

                            CRSI ACQUISITION, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

                            STATEMENTS OF CASH FLOW


                                                 SEVEN MONTHS    THREE MONTHS              YEAR ENDED
                                                    ENDED           ENDED                 DECEMBER 31,
                                                SEPTEMBER 30,    DECEMBER 31,  -----------------------------------
                                                     1995            1995             1996              1997
                                               --------------- --------------- ----------------- -----------------
                                                (PREDECESSOR)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss ....................................  $   (394,385)   $   (971,012)    $  (4,401,443)    $  (6,402,027)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization ..............       116,153          92,955           558,319           884,777
  Deferred tax expense .......................       (19,579)       (350,194)         (935,899)          438,445
  Gain on sale of property and equipment .....                                                            (6,135)
  Gain on sale of net assets in business
    combination ..............................    (1,271,021)
  Changes in assets and liabilities: .........
  Accounts receivable, net ...................        68,615        (453,310)       (3,496,048)        1,670,342
  Costs and estimated earnings in excess of
    billings on uncompleted contracts ........       576,590        (877,125)       (8,465,685)       (2,012,894)
  Inventory ..................................       (48,889)        429,626          (658,294)          654,657
  Other receivables ..........................          (555)           (344)            6,627            37,293
  Prepaid expenses ...........................        (3,503)        (25,734)          (91,899)          111,254
  Other assets ...............................         3,228         (18,228)           (3,800)
  Accounts payable ...........................       (84,344)       (614,831)        1,018,414           747,920
  Accrued expenses ...........................       400,205        (179,299)          (95,145)          (93,771)
  Accrued losses on uncompleted contracts                          1,171,042         3,090,098        (1,380,985)
  Billings in excess of costs and estimated
    earnings on uncompleted contracts ........                                         181,825          (181,825)
                                                ------------    ------------     -------------     -------------
  NET CASH USED IN OPERATING
    ACTIVITIES ...............................      (657,485)     (1,796,454)      (13,292,930)       (5,532,949)
                                                ------------    ------------     -------------     -------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Cash (transferred) acquired in business
  combination ................................       (46,687)         46,687
 Proceeds from sale of property and
  equipment ..................................                                                            37,834
 Purchase of property and equipment ..........      (139,389)       (318,510)       (1,965,789)       (1,339,635)
                                                ------------    ------------     -------------     -------------
  NET CASH USED IN INVESTING
    ACTIVITIES ...............................      (186,076)       (271,823)       (1,965,789)       (1,301,801)
                                                ------------    ------------     -------------     -------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net proceeds (payments) from inter-
  company advances ...........................                  $  2,483,043     $  15,191,351     $   4,556,529
 Principal payment on debt acquired in
  business combination .......................                       (91,490)
 Capital investment by parent ................                                                         2,100,000
 Long-term debt:
  Borrowings .................................  $  2,202,000
  Payments ...................................      (130,243)
 Net payments on line of credit ..............      (793,000)
 Net payments on advances from
  shareholder ................................        (9,997)
                                                ------------    ------------     -------------     -------------
  NET CASH PROVIDED BY
    FINANCING ACTIVITIES .....................     1,268,760       2,391,553        15,191,351         6,656,529
                                                ------------    ------------     -------------     -------------
NET INCREASE (DECREASE)
 IN CASH .....................................       425,199         323,276           (67,368)         (178,221)
CASH, Beginning of period ....................      (425,199)              0           323,276           255,908
                                                ------------    ------------     -------------     -------------
CASH, END OF PERIOD ..........................  $          0    $    323,276     $     255,908     $      77,687
                                                ============    ============     =============     =============
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Cash paid for:
  Interest ...................................  $    136,075    $          0     $           0     $           0
  Income taxes ...............................  $          0    $          0     $           0     $           0



                                                   JANUARY 1-- FEBRUARY 24,
                                               ---------------------------------
                                                     1997             1998
                                               --------------- -----------------
                                                 (UNAUDITED)      (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss ....................................  $   (709,202)    $  (1,704,821)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization ..............        82,151           159,142
  Deferred tax expense .......................        90,512            39,859
  Gain on sale of property and equipment .....                          (3,224)
  Gain on sale of net assets in business
    combination ..............................
  Changes in assets and liabilities: .........
  Accounts receivable, net ...................      (852,480)          (19,088)
  Costs and estimated earnings in excess of
    billings on uncompleted contracts ........       141,865        (2,493,380)
  Inventory ..................................       (43,821)           11,894
  Other receivables ..........................      (114,116)            9,050
  Prepaid expenses ...........................       157,844
  Other assets ...............................        41,680
  Accounts payable ...........................      (521,873)        1,475,108
  Accrued expenses ...........................        70,875          (121,096)
  Accrued losses on uncompleted contracts           (214,861)           52,353
  Billings in excess of costs and estimated
    earnings on uncompleted contracts ........       (45,915)           26,293
                                                ------------     -------------
  NET CASH USED IN OPERATING
    ACTIVITIES ...............................    (1,917,341)       (2,567,910)
                                                ------------     -------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Cash (transferred) acquired in business
  combination ................................
 Proceeds from sale of property and
  equipment ..................................                           3,000
 Purchase of property and equipment ..........      (273,610)           (4,533)
                                                ------------     -------------
  NET CASH USED IN INVESTING
    ACTIVITIES ...............................      (273,610)           (1,533)
                                                ------------     -------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Net proceeds (payments) from inter-
  company advances ...........................  $    (58,684)    $   2,607,593
 Principal payment on debt acquired in
  business combination .......................
 Capital investment by parent ................     2,100,000
 Long-term debt:
  Borrowings .................................
  Payments ...................................
 Net payments on line of credit ..............
 Net payments on advances from
  shareholder ................................
  NET CASH PROVIDED BY
    FINANCING ACTIVITIES .....................     2,041,316         2,607,593
                                                ------------     -------------
NET INCREASE (DECREASE)
 IN CASH .....................................      (149,635)           38,150
CASH, Beginning of period ....................       255,908            77,687
                                                ------------     -------------
CASH, END OF PERIOD ..........................  $    106,273     $     115,837
                                                ============     =============
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Cash paid for:
  Interest ...................................  $          0     $           0
  Income taxes ...............................  $          0     $           0

                       See notes to financial statements.

                            CRSI ACQUISITION, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 INTERIM FINANCIAL STATEMENTS (UNAUDITED):


     In the opinion of CRSI Acquisition, Inc. (the Company), the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at February 24, 1997 and 1998 and the results of its operations and its cash flows for the period from January 1 through February 24, 1997 and 1998.


NOTE 2 DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


  DESCRIPTION OF BUSINESS


     CRSI Acquisition, Inc. (d/b/a COMSAT RSI JEFA Wireless Systems) is incorporated in Delaware and commenced operations in September 1995. The Company is an indirect wholly-owned subsidiary of COMSAT Corporation. The Company engages in the installation of intelligent traffic management systems, and the design and construction of wireless communication networks. The Company operates in twenty-one states, primarily in Texas and Alabama. JEFA International, Inc. was the predecessor company to CRSI Acquisitions, Inc., acquired by COMSAT Corporation in September 1995. JEFA International, Inc. was also engaged in the installation and maintenance of wireless communication networks.


  REVENUE AND COST RECOGNITION


     The Company's construction contracts are performed on a fixed-price basis. Contract revenues are recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs at completion. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and revenues, and are recognized in the period in which the revisions are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.


     Contract costs include all direct material and labor costs, cost of work subcontracted to others but under the supervision of the Company and those indirect costs related to contract performance, such as indirect labor, depreciation, supplies, tools, and repairs. Selling, general and administrative costs are charged to expense as incurred.


     The current asset "Costs and estimated earnings in excess of billings on uncompleted contracts", represents revenues recognized in excess of amounts billed. The current liability, "Billings in excess of costs and estimated earnings on uncompleted contracts", represents amounts billed in excess of revenues recognized.


  INVENTORY

     Inventory is stated at the lower of cost or market value. Costs are determined by the first-in, first-out method.


  GOODWILL

     Goodwill, which represents the excess of the cost of the predecessor company over the fair value of its net assets at the date of acquisition, is being amortized on the straight-line method over five years.

                            CRSI ACQUISITION, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


NOTE 2 DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

  PROPERTY AND EQUIPMENT


     Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related leases or the estimated useful lives of the assets.



  ESTIMATES AND ASSUMPTIONS


     Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.


NOTE 3 CONCENTRATION OF CREDIT RISK:


     The Company maintains cash balances with one financial institution. At various times, cash balances exceeded the FDIC-insured limit.


NOTE 4 FAIR VALUE OF FINANCIAL INSTRUMENTS:


     The carrying amounts of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable, and inter-company advances held for non-trading purposes, approximates fair value due to the short maturity of the instruments and the provision for reserves for potential non-performance.


NOTE 5 CONTRACT RECEIVABLES:


                                                          DECEMBER 31,                     FEBRUARY 24,
                                                 ------------------------------   ------------------------------
                                                      1996            1997             1997            1998
                                                 -------------   --------------   -------------   --------------
                                                                                   (UNAUDITED)      (UNAUDITED)
Contract receivables:
 Completed contracts .........................    $ 3,507,482     $ 4,143,585      $ 3,738,449     $ 3,833,081
 Uncompleted contracts .......................      3,051,577       1,193,438        3,673,090       1,523,030
                                                  -----------     -----------      -----------     -----------
                                                    6,559,059       5,337,023        7,411,539       5,356,111
Less allowance for doubtful accounts .........      1,184,311       1,632,616        1,184,311       1,632,616
                                                  -----------     -----------      -----------     -----------
                                                  $ 5,374,748     $ 3,704,407      $ 6,227,228     $ 3,723,495
                                                  ===========     ===========      ===========     ===========

                            CRSI ACQUISITION, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)


NOTE 5 CONTRACT RECEIVABLES:--(CONTINUED)

                                                            DECEMBER 31,                      FEBRUARY 24,
                                                   -------------------------------   ------------------------------
                                                        1996             1997             1997            1998
                                                   --------------   --------------   -------------   --------------
                                                                                      (UNAUDITED)      (UNAUDITED)
Significant customer receivables are as follows:
Due from U.S. Government agency ................    $ 1,232,656      $ 1,654,959      $ 1,654,959     $ 1,656,959
Due from State agency ..........................        371,676          812,657          498,680         894,336
                                                    -----------      -----------      -----------     -----------
                                                      1,604,332        2,467,616        2,153,639       2,551,295
Less allowance for doubtful accounts ...........        421,201        1,167,616          421,201       1,167,616
                                                    -----------      -----------      -----------     -----------
                                                    $ 1,183,131      $ 1,300,000      $ 1,732,438     $ 1,383,679
                                                    ===========      ===========      ===========     ===========

NOTE 6 UNCOMPLETED CONTRACTS:


                                                          DECEMBER 31,                        FEBRUARY 24,
                                                ---------------------------------   ---------------------------------
                                                      1996              1997              1997              1998
                                                ---------------   ---------------   ---------------   ---------------
                                                                                      (UNAUDITED)       (UNAUDITED)
Costs incurred on uncompleted contracts .....    $  19,684,258     $  25,092,456     $  20,699,917     $  28,715,207
Estimated earnings ..........................        1,177,242         1,944,091         1,957,018         2,331,266
                                                 -------------     -------------     -------------     -------------
Contract revenues recognized to date on
  uncompleted contracts .....................       20,861,500        27,036,547        22,656,935        31,046,473
Less billings to date .......................      (11,700,515)      (15,680,842)      (13,591,900)      (17,223,681)
                                                 -------------     -------------     -------------     -------------
Revenues recognized over billings, net ......    $   9,160,985     $  11,355,705     $   9,065,035     $  13,822,792
                                                 =============     =============     =============     =============
Included in the accompanying balance
  sheets under the following captions:
 Costs and estimated earnings in excess
   of billings on uncompleted contracts .....    $   9,342,810     $  11,355,705     $   9,200,945     $  13,849,085
 Billings in excess of costs and estimated
   earnings on uncompleted contracts ........         (181,825)                           (135,910)          (26,293)
                                                 -------------     -------------     -------------     -------------
                                                 $   9,160,985     $  11,355,705     $   9,065,035     $  13,822,792
                                                 =============     =============     =============     =============

                            CRSI ACQUISITION, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 7 PROPERTY AND EQUIPMENT:


                                                   DECEMBER 31,                       FEBRUARY 24,
                                          -------------------------------   --------------------------------
                                               1996             1997              1997             1998
                                          --------------   --------------   ---------------   --------------
                                                                              (UNAUDITED)       (UNAUDITED)
Machinery and equipment ...............    $ 1,811,828      $ 2,127,944       $ 2,018,551      $  2,130,940
Vehicles ..............................        877,860        1,793,031           941,106         1,793,031
Leasehold improvements ................         62,831           79,487            64,931            81,020
Computer software .....................         53,953           71,084            56,739            71,084
Furniture and fixtures ................         30,969           61,023            30,969            61,023
Communications equipment ..............         55,420           55,420            55,420            55,420
                                           -----------      -----------       -----------      ------------
                                           $ 2,892,861      $ 4,187,989       $ 3,167,716      $  4,192,518
Less accumulated depreciation .........       (346,489)        (974,036)         (429,884)       (1,092,313)
                                           -----------      -----------       -----------      ------------
                                           $ 2,546,372      $ 3,213,953       $ 2,737,832      $  3,100,205
                                           ===========      ===========       ===========      ============

     Depreciation expense is $116,153, $31,998, $314,491 and $640,356 for the seven months ended September 30, 1995, the three months ended December 31, 1995, and the years ended December 31, 1996 and 1997. Depreciation expense is $82,151 (unaudited) and $118,504 (unaudited) for the periods from January 1 through February 24, 1997 and 1998.


NOTE 8 INTER-COMPANY ADVANCES:


     The Company's parent makes non-interest bearing cash advances to the Company, as required, for working capital needs. These advances are reduced by the Company's trade receivables collected by the parent.


NOTE 9 OTHER RELATED PARTY TRANSACTIONS:


     The Company purchases inventory from its parent and a company related by common ownership. The total inventory purchases from these companies is $0, $1,493,796 and $691,927 for the three months ended December 31, 1995 and the years ended December 31, 1996 and 1997. Inventory purchases total $222,234 (unaudited) and $0 (unaudited) for the periods from January 1 through February 24, 1997 and 1998. The Company pays its parent a monthly charge for management services and other corporate overhead. These charges total $0, $504,000 and $980,136 for the three months ended December 31, 1995 and the years ended December 31, 1996 and 1997. Corporate charges are $146,300 (unaudited) and $161,200 (unaudited) for the periods from January 1, through February 24, 1997 and 1998.

                            CRSI ACQUISITION, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 10 INCOME TAXES:


     The income tax effects of Company operating results are determined and included in the consolidated income tax returns of the parent. For presentation of these financial statements, the Company provides for an estimated income tax benefit from operating losses on a separate-basis return, and recognizes a credit which would be received from the parent as a result of filing consolidated returns. The parent would use any such income tax benefit to off-set amounts previously advanced to the Company, therefore the estimated income tax receivable is included in inter-company advances. A reconciliation of the income tax provision at the federal statutory rate to the income tax provision at the effective tax rate is as follows:



                             SEVEN MONTHS    THREE MONTHS              YEAR ENDED
                                ENDED           ENDED                 DECEMBER 31,                 JANUARY 1--FEBRUARY 24,
                            SEPTEMBER 30,    DECEMBER 31,  ----------------------------------- -------------------------------
                                 1995            1995             1996              1997             1997            1998
                           --------------- --------------- ----------------- ----------------- --------------- ---------------
                            (PREDECESSOR)                                                        (UNAUDITED)     (UNAUDITED)
Income tax computed
  at the Federal
  statutory rate .........   $  (19,580)     $  (493,854)    $  (2,243,291)    $  (3,269,049)    $  (360,662)    $  (878,242)
Nondeductible
  expenses ...............                        12,356            46,820            56,232           9,094
                             ----------      -----------     -------------     -------------     -----------     -----------
                             $  (19,580)     $  (481,498)    $  (2,196,471)    $  (3,212,817)    $  (351,568)    $  (878,242)
                             ==========      ===========     =============     =============     ===========     ===========

     The components of deferred taxes consist of the following:


                                                              DECEMBER 31,                     FEBRUARY 24,
                                                     ------------------------------   ------------------------------
                                                           1996            1997             1997            1998
                                                     ---------------   ------------   ---------------   ------------
                                                                                        (UNAUDITED)      (UNAUDITED)
DEFERRED TAX ASSETS:
 Accounts receivable allowance ...................     $   402,665     $ 555,090        $   402,665     $ 555,090
 Goodwill ........................................          69,085       124,353             86,894       133,564
 Accrued losses on uncompleted contracts .........       1,448,787       979,252          1,375,735       997,053
                                                       -----------     ---------        -----------     ---------
                                                         1,920,537     1,658,695          1,865,294     1,685,707
DEFERRED TAX LIABILITIES:
 Uncompleted contracts ...........................        (634,444)     (811,048)          (669,714)     (877,919)
                                                       -----------     ---------        -----------     ---------
                                                       $ 1,286,093     $ 847,647        $ 1,195,580     $ 807,788
                                                       ===========     =========        ===========     =========

NOTE 11 EMPLOYEE BENEFIT PLAN:


     The Company's parent sponsors a contributory defined contribution benefit plan for all employees working at least 20 hours per week or having one year of service. The sponsor matches employee contributions in stock of the parent, based on a formula defined in the plan. No plan expense is recorded for the seven months ended September 30, 1995, the three months ended December 31, 1995 and the year ended December 31, 1996. Plan expense is $82,482 for the year ended December 31, 1997 and $10,335 (unaudited) and $27,650 (unaudited) for the periods from January 1 through February 24, 1997 and 1998.

                            CRSI ACQUISITION, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF COMSAT CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 12 COMMITMENTS AND CONTINGENCIES:


     The Company leases office and warehouse space, vehicles and other equipment under non-cancelable operating lease agreements. Rental expense under these operating leases is $238,216 for the year ended December 31, 1997 and $32,845 (unaudited) and $29,389 (unaudited) for the periods from January 1 through February 24, 1997 and 1998.


     Minimum future lease payments under these operating leases at December 31, 1997 are as follows:


YEAR ENDING DECEMBER 31,
--------------------------
  1998 ...................    $ 123,636
  1999 ...................       38,025
                              ---------
                              $ 161,661
                              =========

NOTE 13 SUBSEQUENT EVENT (UNAUDITED):


     On February 25, 1998, Able Telcom Holding Corp. (Able), a publicly-held corporation, purchased substantially all assets and certain liabilities of the Company in exchange for cash from the Company's parent. The purchase was effected through Able's wholly-owned subsidiary, Georgia Electric Company, Inc. As a part of this transaction, Able assumed uncompleted installation contracts with governmental agencies and telecommunications customers. As of the date of the sale, the Company ceased operations.

                    INDEX TO PRO FORMA FINANCIAL STATEMENTS


                                                                               PAGE
                                                                              -----
ABLE TELCOM HOLDING CORP.
 Summary Pro Forma Financial and Operating Data (unaudited) of the Company:
  Introduction to Unaudited Pro Forma Financial Statements ................    P-1
  Pro Forma Statements of Operations Data--Nine months ended July 31, 1998     P-3
  Pro Forma Statements of Operations Data--Year ended October 31, 1997 ....    P-5
  Notes to Pro Forma Combined Financial Statements ........................    P-7

            INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS


     The following unaudited pro forma combined financial statements give effect to the MFSNT Acquisition and the acquisitions of CRSI Acquisition, Inc. ("COMSAT") and Patton Management Corporation ("Patton"). The consolidated balance sheet of the Company as of July 31, 1998 includes the acquisitions completed during the year, which are described in the notes to the Combined Financial Statements, and, as such, no pro forma balance sheet is required or included herein. The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements, including the notes thereto, of the Company, MFSNT, COMSAT and Patton, and other financial information of the Company and MFSNT included elsewhere in or incorporated by reference in this prospectus.


     No effect has been given in the unaudited pro forma combined financial statements for operating or synergistic benefits that may be realized through the MFSNT Acquisition or the acquisitions of COMSAT and Patton. In addition, the unaudited pro forma combined financial statements do not reflect any of the initial, non-recurring costs associated with the MFSNT Acquisition and the acquisitions of COMSAT and Patton, which costs cannot currently be estimated.


     The following Pro Forma Combined Statements of Operations have been prepared and include the following:


YEAR ENDED OCTOBER 31, 1997:


     /bullet/ Consolidated Statement of Operations of the Company for the year ended October 31, 1997


     /bullet/ Statement of Operations of COMSAT for the year ended December 31, 1997


     /bullet/ Consolidated Statements of Operations of Patton for the twelve month period ended October 31, 1997


     /bullet/ Consolidated Statements of Operations of MFSNT for the year ended December 31, 1997


NINE MONTHS ENDED JULY 31, 1998


     /bullet/ Consolidated Statement of Operations of the Company for the nine month period ended July 31, 1998


     /bullet/ Statement of Operations of COMSAT for the period from November 1, 1997 to February 24, 1998


     /bullet/ Consolidated Statement of Operations of Patton for the five month period ending March 31, 1998


     /bullet/ Consolidated Statement of Operations of MFSNT for the eight month period from November 1, 1997 to July 2, 1998


     In management's opinion, all material adjustments necessary to reflect the effects of these transactions have been made. The following unaudited Pro Forma Combined Statements of Operations are not necessarily indicative of the operating results that would have occurred had the transactions been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the combined companies. Further, the Unaudited Pro Forma Combined Statement of Operations for the interim period ended July 31, 1998 are not necessarily indicative of the results of operations for the full year.

                           ABLE TELCOM HOLDING CORP.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    FOR THE NINE MONTHS ENDED JULY 31, 1998



                                                                  7/31/98     11/1/97-2/24/98   3/31/98-5 MOS.
                                                                   ABLE            COMSAT           PATTON         PRO FORMA
                                                                HISTORICAL       HISTORICAL       HISTORICAL      ADJUSTMENTS
                                                              -------------- ----------------- --------------- ----------------
Revenues ....................................................  $   114,524       $ 10,842         $  9,339
Costs of revenues ...........................................       89,641         12,819            8,825
General and administrative ..................................       12,703          1,913              889
Depreciation and amortization ...............................        4,468            307              501             12 (A)
                                                               -----------       --------         --------             --
   Total Costs and Expenses .................................      106,812         15,039           10,215             12
                                                               -----------       --------         --------             --
Income (loss) from operations ...............................        7,712         (4,197)            (876)           (12)
Other (income) expense, net:
 Interest expense ...........................................        2,492              0              574            (57) (B)
 Interest and dividend income ...............................         (131)             0
 Other (income) expense .....................................          296            (11)            (366)            78 (C)
                                                               -----------       --------         --------            ---
   Total other (income) expense, net ........................        2,657            (11)             208             21
Minority interest ...........................................          756              0                0
                                                               -----------       --------         --------
Income (loss) before income taxes ...........................        4,299         (4,186)          (1,084)           (33)
Income tax expense (benefit) ................................        1,670         (1,414)            (142)           (13) (D)
                                                               -----------       --------         --------            ---
Net income (loss) ...........................................        2,629         (2,772)            (942)           (20)
Preferred stock dividends and discount attributable to
 beneficial conversion privilege of preferred stock .........          927              0                0
                                                               -----------       --------         --------
Net income (loss) applicable to common stock ................  $     1,702       $ (2,772)        $   (942)       $   (20)
                                                               ===========       ========         ========        =======
Earnings per common share--basic ............................  $      0.18
Earnings per common share--diluted ..........................  $      0.18
Basic weighted average shares ...............................    9,660,921
Diluted weighted average shares .............................   10,367,155


                                                                             6/30/98
                                                                              MFSNT            PRO FORMA           PRO FORMA
                                                               SUB TOTAL   HISTORICAL         ADJUSTMENTS           COMPANY
                                                              ----------- ------------ ------------------------ --------------
Revenues ....................................................  $134,705    $ 162,645                             $   297,350
Costs of revenues ...........................................   111,285      168,141                                 279,426
General and administrative ..................................    15,505       11,539                                  27,044
Depreciation and amortization ...............................     5,288        2,146        $   (2,146)(I)             5,288
                                                               --------    ---------        ----------           -----------
   Total Costs and Exenses ..................................   132,078      181,826            (2,146)              311,758
                                                               --------    ---------        ----------           -----------
Income (loss) from operations ...............................     2,627      (19,181)            2,146               (14,408)
Other (income) expense, net:
 Interest expense ...........................................     3,009            0             3,491 (F,G,H)         6,500
 Interest and dividend income ...............................      (131)         (15)             (146)
 Other (income) expense .....................................        (3)           6                                       3
                                                               ---------   ---------                             -----------
   Total other (income) expense, net ........................     2,875           (9)            3,491                 6,357
Minority interest ...........................................       756                                                  756
                                                               --------    ---------        ----------           -----------
Income (loss) before income taxes ...........................    (1,004)     (19,172)           (1,345)              (21,521)
Income tax expense (benefit) ................................       101                         (8,280) (J)           (8,179)
                                                               --------    ---------        ----------           -----------
Net income (loss) ...........................................    (1,105)     (19,172)            6,935               (13,342)
Preferred stock dividends and discount attributable to
 beneficial conversion privilege of preferred stock .........       927                          1,410 (E)             2,337
                                                               --------    ---------        ----------           -----------
Net income (loss) applicable to common stock ................  $ (2,032)   $ (19,172)       $    5,525           $   (15,679)
                                                               ========    =========        ==========           ===========
Earnings per common share--basic ............................                                                    $     (1.62)
Earnings per common share--diluted ..........................                                                    $     (1.49)
Basic weighted average shares ...............................                                                      9,660,921
Diluted weighted average shares .............................                                                     10,367,155

NOTES:


(A) Incremental depreciation of $12,000 attributable to property, plant and equipment acquired from Patton and recorded at fair value.


(B) Elimination of the amortization of debt discount of $57,000 for Patton related to debt repaid by Able.


(C) Elimination of $78,000 in amortization of deferred financing costs related to debt repaid by Able, offset by the amortization of goodwill related to the acquisition of Patton.


(D) Income tax benefit of $12,000 resulting from pro forma adjustments A, B, and C based on a rate of 38%.


(E) Accrual of the cumulative dividend of $600,000 on the Series B Preferred Stock at a rate of 4% per year and amortization of $810,000 of the valuation of the Series B Preferred Stock Warrants.


(F) Interest expense of $1,654,500 on the Secured Credit Facility based on a rate of 9.5% per annum.


(G) Amortization of $111,000 in deferred financing costs incurred in connection with the Secured Credit Facility.


(H) Interest expense of $1,725,000 on the note to WorldCom for the acquisition of MFSNT based on a rate of 11.5% per annum.


(I) Reversal of depreciation expense of $2,146,000 on fixed assets acquired in the Merger due to allocation of negative goodwill to fixed assets.


(J) Income tax benefit of $8,280,000 to adjust consolidated loss to reflect a tax rate of 38%.

                           ABLE TELCOM HOLDING CORP.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED OCTOBER 31, 1997



                                                                    10/31/97     12/31/97     10/31/97
                                                                      ABLE        COMSAT       PATTON        PRO FORMA
                                                                   HISTORICAL   HISTORICAL   HISTORICAL     ADJUSTMENTS
                                                                  ------------ ------------ ------------ -----------------
Revenues ........................................................  $   86,334    $ 31,662     $30,456
Costs of revenues ...............................................      68,181      34,884      26,375
General and administrative ......................................       8,781       5,575       2,415
Depreciation and amortization ...................................       4,532         885       1,246             63 (K)
                                                                   ----------    --------     -------             --
   Total Costs and Expenses .....................................      81,494      41,344      30,036             63
                                                                   ----------    --------     -------             --
Income (loss) from operations ...................................       4,840      (9,682)        420            (63)
Other expenses (income):
 Interest expense ...............................................       1,565           0         775           (129) (L)
 Interest and dividend income ...................................        (449)          0
 Other (income) expense .........................................        (153)        (67)       (172)           187 (M)
                                                                   ----------    --------     -------           ----
   Total other expense, net .....................................         963         (67)        603             58
Minority interest ...............................................         292           0           6
                                                                   ----------    --------     -------
Income (loss) before income taxes ...............................       3,585      (9,615)       (189)          (121)
Income tax expense (benefit) ....................................         727      (3,213)        135            (46) (N)
                                                                   ----------    --------     -------           ----
Net income (loss) ...............................................       2,858      (6,402)       (324)           (75)
Preferred stock dividends and discount attributable to beneficial
  conversion privilege of preferred stock .......................       1,526           0           0
                                                                   ----------    --------     -------
Net income (loss) applicable to common stock ....................  $    1,332    $ (6,402)    $  (324)      $    (75)
                                                                   ==========    ========     =======       ========
Earnings per common share--basic ................................  $     0.16
Earnings per common share--diluted ..............................  $     0.16
Basic weighted average shares ...................................   8,429,733
Diluted weighted average shares .................................   8,504,972


                                                                            12/31/97
                                                                              MFSNT            PRO FORMA          PRO FORMA
                                                               SUB TOTAL   HISTORICAL         ADJUSTMENTS          COMPANY
                                                              ----------- ------------ ------------------------ ------------
Revenues ....................................................  $148,452     $369,334                             $  517,786
Costs of revenues ...........................................   129,440      353,563                                483,003
General and administrative ..................................    16,771       21,381                                 38,152
Depreciation and amortization ...............................     6,726        2,685            (2,685) (S)           6,726
                                                               --------     --------            ------           ----------
Total Costs and Expenses ....................................   152,937      377,629            (2,685)             527,881
                                                               --------     --------            ------           ----------
Income (loss) from operations ...............................    (4,485)      (8,295)            2,685              (10,095)
Other expenses (income): ....................................
Interest expense ............................................     2,211            0             4,654 (P,Q,R)        6,865
Interest and dividend income ................................      (449)           0              (449)
Other (income) expense ......................................      (205)          23                                   (182)
                                                               --------     --------                             ----------
   Total other expense, net .................................     1,557           23             4,654                6,234
Minority interest ...........................................       298            0                                    298
                                                               --------     --------                             ----------
Income (loss) before income taxes ...........................    (6,340)      (8,318)           (1,969)             (16,627)
Income tax expense (benefit) ................................    (2,397)           0            (3,921) (T)          (6,318)
                                                               --------     --------            ------           ----------
Net income (loss) ...........................................    (3,943)      (8,318)            1,952              (10,309)
Preferred stock dividends and discount attributable to
 beneficial conversion privilege of preferred stock .........     1,526            0             2,499 (O)            4,025
                                                               --------     --------            ------           ----------
Net income (loss) applicable to common stock ................  $ (5,469)    $ (8,318)       $     (547)          $  (14,334)
                                                               ========     ========        ==========           ==========
Earnings per common share--basic ............................                                                    $    (1.70)
Earnings per common share--diluted ..........................                                                    $    (1.46)
Basic weighted average shares ...............................                                                     8,429,733
Diluted weighted average shares .............................                                                     8,504,972

NOTES:


(K) Incremental depreciation of $63,000 attributable to recording property, plant and equipment acquired from Patton and recorded at fair value.


(L) Elimination of the amortization of debt discount of $129,000 for Patton that related to debt repaid by Able.


(M) Elimination of $187,000 in amortization of deferred financing costs related to debt repaid by Able, offset by the amortization of goodwill related to the acquisition of Patton.


(N) Income tax benefit of $46,000 resulting from proforma adjustments K, L, and M based on a rate of 38%.


(O) Accrual of the cumulative dividend of $800,000 on the Series B Preferred Stock at a rate of 4% per year, amortization of $1,080,000 of the valuation of the Series B Preferred Stock Warrants and expensing the embedded dividend of the $619,000 attributable to the beneficial conversion privilege of the Series B Preferred Stock based on the intrinsic value of the discount.


(P) Interest expense of $2,206,000 of the Secured Credit Facility based on a rate of 9.5% per annum.


(Q) Amortization of $148,000 in deferred financing costs incurred in connection with the Secured Credit Facility.


(R) Interest expense of $2,300,000 on the note to WorldCom for the acquisition of MFST based on a rate of 11.5% per annum.


(S) Reversal of depreciation expense of $2,685,000 on fixed assets acquired in the Merger due to allocation of negative goodwill to fixed assets.


(T) Income tax benefit of $3,921,000 to adjust consolidated loss to reflect a tax rate of 38%.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)


     On April 1, 1998, the Company purchased all of the outstanding common stock of Patton Management Corporation ("Patton") for approximately $4.0 million. Patton provides advanced telecommunication network services to upgrade existing networks and to provide connectivity to office buildings, local and wide area networks.


     On February 25, 1998, the Company acquired substantially all of the assets and assumed certain liabilities of CRSI Acquisition, Inc. (doing business as COMSAT RSI JEFA Wireless Systems) ("COMSAT"), a subsidiary of COMSAT Corporation. The Company acquired the accounts receivable and the fixed assets of the seller and assumed its trade payables, and received a cash payment from the seller at closing of approximately $4.7 mlllion. The Company assumed certain construction contracts with the Texas Department of Transportation and various other telecommunications customers. COMSAT engaged in the installation of intelligent traffic management systems and the design and construction of wireless communication networks. COMSAT operated in twenty-one states, primarily in Texas and Alabama.


     On July 2, 1998, the Company acquired all of the outstanding common stock of MFS Network Technologies, Inc. ("MFSNT") from MFS Communications Company, Inc. ("MFSCC"), a subsidiary of WorldCom, Inc. ("WorldCom"). The transaction was structured as a merger of a newly-organized, wholly-owned subsidiary of the Registrant with MFSNT, in which the subsidiary was the surviving corporation (the "Merger").


     Under the terms of the Agreement and Plan of Merger dated April 26, 1998, as amended (the "Plan of Merger"), the purchase price was equal to the shareholders' equity of MFSNT as of March 31, 1998, subject to certain adjustments, including adding back the cumulative advance by MFSCC (or its affiliates) to MFSNT, plus $10.0 million. The purchase price at that time was projected to be approximately $101.4 million, plus Company stock options, as described more fully below.


     On September 9, 1998, the Registrant and WorldCom Network Services, Inc. ("WorldCom Network"), a wholly owned subsidiary of WorldCom, as assignee from MFSCC, entered into an agreement amending various terms of the Merger (the "September Agreement"). The September Agreement, among other things, finalized the cash portion of the purchase price of MFSNT at approximately $58.8 million (which was determined by negotiation among the parties without reference to the original purchase price formula). The cash portion of the purchase price is subject to additional amounts payable as contingent consideration on December 29, 2000 which relate to the resolution of certain pre-acquisition contingencies for pending litigation, claims, assessments and losses on certain projects. Additionally, the general terms and conditions of the grant of stock options (as previously granted pursuant to the Plan of Merger) and a phantom stock award or other equity participation award to be granted was also addressed, as described more fully below.


     Of the cash portion of the purchase price, the Company has paid $38.8 million to date, which funds were obtained in part from operations and the Company's line of credit. Additionally, a portion was paid with certain of the proceeds from a private offering (the "Offering") which closed on June 30, 1998 (the "Closing Date") of (i) 4,000 shares of the Company's Series B Convertible Preferred Stock, par value $0.10 ("Series B Preferred Stock"), which bear annual dividends of 4%, and (ii) warrants to purchase up to an aggregate of 1,000,000 shares of the Company's common stock at $19.80 per share for a period of five years from the date of grant.


     Proceeds from the Offering totaled $20.0 million which were used to pay a portion of the purchase price, as well as other costs associated with the Merger. In general, the conversion amount of each share of Series B Preferred Stock is convertible into shares of the Company's common stock, commencing on June 30, 1998 at 97% at the less or of the (i) average of the low trading prices for any three days during the twenty-two (22) trading days immediately preceding the conversion date, or

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)



(ii) the low trading price on the day immediately preceding the conversion date, subject to a minimum equal to 95% of such conversion price. The conversion amount of each share of Series B Preferred Stock is equal to $5,000 plus any unpaid dividends thereon. Unless waived by a holder on not less than 61 days prior written notice, no holder may convert an amount which would result in such holder's and its affiliates beneficial ownership exceeding 4.99% of the then outstanding common stock of the Company.


     The holders of the Series B Preferred Stock and the Warrants (the "Series B Securities") are entitled to certain registration rights to register the common stock underlying the Series B Securities pursuant to the Securities Act of 1933, as amended. In the event that such underlying common stock is not registered with the Securities and Exchange Commission by late October 1998, is not listed with the securities exchange and/or markets on which the common stock is then listed, within a definitive period of time, or various other covenants are not complied with, then certain penalties may be incurred to certain or all of the holders of the Series B Preferred Stock and/or Warrants, including, among other things, a reduction in the conversion and/or exercise price of the applicable securities and/or additional monetary payments. Unless waived, the Company expects to have difficulty in timely complying with certain of its obligations relating to the Series B Securities, including accomplishing the filing of a registration statement of the Series B Securities by late October.


     Additionally, under certain circumstances, including if the registration statement that includes the shares of common stock underlying the Series B Securities is not declared effective within 180 days of the Closing Date, or the Company is delisted under certain circumstances from any securities exchange, or any representation or warranty by the Company to the holders was not true and correct, then the holders of the Series B Securities, in whole or in part, have the option to require the Company to redeem their securities at premium prices. Although the Company intends to use its best efforts to comply with all provisions of its documents with the holders of the Series B Securities the failure of which would provide such redemption right exercise, there can be no assurance that it will be able to do so, in part, because certain of such matters are dependent upon the efforts or approval of others (such as the Securities and Exchange Commission with respect to the effectiveness of the aforementioned registration statement). To the extent the holders of the Series B Securities become entitled to exercise a redemption right and seek to require the redemption of their shares, such exercise could materially increase the cash requirements of the Company, could result in a default under the terms of its Senior credit facility and, to the extent replacement financing is not available on commercially reasonable terms (if at all), would likely have a material adverse impact on the Company. Furthermore, so long as any Series B Security is outstanding, the Company is prohibited from declaring or paying any dividends (other than to holders of Series B Preferred Stock)or purchasing any equity security of the Company.


     As part of the September Agreement, the promissory note previously issued to MFSCC in connection with the Merger in the principal amount of $86.4 million will be replaced by a new promissory note between the Registrant and WorldCom Network in the principal amount of $30.0 million (the "New Note"). The principal amount of the New Note represents $20.0 million associated with the remaining cash portion of the purchase price of MFSNT by the Company and $10.0 million related to an estimated advance from receivables of MFSNT, subject to certain adjustments. The New Note matures on December 15, 2000 (the "Maturity Date") and bears interest at 11.5% annually, payable quarterly as of September 1, 1998. The principal amount of the New Note is to be prepaid by applying a portion of certain fees (i) due to the Registrant by WorldCom and (ii) received by the Registrant in connection with the lease and installation of certain conduit projects. The New Note may be repaid in part or in full without penalty.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)



     Pursuant to the Merger, the Company granted options to WorldCom to purchase up to 2,000,000 shares of common stock of the Company commencing July 2, 1998 and ending six months after the payment of the initial promissory note, as amended by the September Agreement to extend the exercise period. The exercise price per share is $7.00, except that the holder may elect to exercise the option, in whole or in part, on a "cashless" basis under which the holder will receive shares of common stock with a market value equal to the difference between the common stock's then market value and $7.00, subject to a 1,817,941 share limitation. MFSCC will be entitled to designate a representative to serve on the Company's Board of Directors as long as MFSCC retains shares of common stock aggregating at least 5.0% of the then outstanding shares. Furthermore, pursuant to the September Agreement, the Registrant agreed to issue to WorldCom Network a phantom stock award or other equity participation award relating to 600,000 shares of the Company's common stock, payable in cash, stock or a combination thereof at the Company's option and which is exercisable with respect to the following three days: July 2, 1999, July 2, 2000, or July 2, 2001. WorldCom will be entitled to receive any appreciation of the common stock over a base price of $5 3/32 per share, but not more than $30 3/32 per share.


     The September Agreement also modified certain other provisions including, among other things, (i) extending the term of the stock pledge agreement (whereby the stock of MFSNT was pledged as security for certain of the Registrant's obligations to WorldCom), (ii) indemnifying WorldCom Network and its affiliates from litigation matters, exclusive of certain litigation matters arising out of NFSNT's operations, and (iii) executing mutual releases between the parties. The final terms and conditions of the September Agreement, including the provisions thereof relating to a grant of a phantom stock award or other equity participation award, are expected to be more fully set forth in certain additional agreements in the near future and may be modified to conform with other agreements of the Company and various third parties or require a consent or waiver from such third parties (including its senior lender.) There can be no assurance, however, that the Company will be able to so modify or conform the terms of the September Agreement, or obtain appropriate waivers or consents. The failure to do so could have a material adverse effect on the financial condition of the Company.


     The acquisition of MFSNT was accounted for using the purchase method of accounting, in accordance with Accounting Principles Board Opinion No. 16, BUSINESS COMBINATIONS, whereby all assets acquired and liabilities assumed were fair-valued, which resulted in negative goodwill totaling approximately $50.7 million, which was first allocated to fixed assets, reducing them to zero, with the remainder reducing the value of certain ongoing projects. The results of operations of MFSNT have been included since the date of acquisition.

                  ABLE TELCOM HOLDING CORP. AND SUBSIDIARIES

                                  (UNAUDITED)



     The following summarizes the fair value of the assets acquired and the liabilities assumed in connection with the acquisition of MFSNT on July 2, 1998 (in millions):



                                                                            ALLOCATION OF
                                                                              NEGATIVE       FAIR VALUE
                                                             FAIR VALUE       GOODWILL        RECORDED
                                                            ------------   --------------   -----------
   Cash and cash equivalents ............................     $   0.5                         $   0.5
   Accounts receivable ..................................        46.3                            46.3
   Costs and profits in excess of billings on uncompleted
    contracts ...........................................        82.6                            82.6
   Resalable conduit inventory ..........................        65.7         ($ 45.0)           20.7
   Prepaid expenses and other current assets ............         0.5                             0.5
   Property, plant and equipment ........................         5.7            (5.7)             --
   Accounts payable .....................................       (13.7)                          (13.7)
   Billings in excess of costs and profits on uncompleted
    contracts ...........................................       (42.3)                          (42.3)
   Accrued liabilities ..................................       (35.8)                          (35.8)
   Note payable .........................................       (58.8)                          (58.8)
      Negative Goodwill .................................       (50.7)           50.7              --

     In the opinion of management, all adjustments have been made that are necessary to present fairly the unaudited pro forma financial statements.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following are estimated expenses (other than any discounts that may be incurred by the Selling Shareholders) to be incurred in connection with the offering described in this Registration Statement:



   SEC Registration Fee (actual) .........   $ 25,580.36
   Accounting Fees and Expenses ..........     50,000.00   *
   Legal Fees and Expenses ...............     75,000.00   *
   Blue Sky Fees and Expenses ............              (1)*
   Nasdaq Listing Fees ...................              (1)
   Printing ..............................              (1)
   Miscellaneous .........................              (1)*
                                             -----------
   Total .................................   $          (1)*
                                             ===========

----------------
 *  Estimated

(1) To be filed by amendment.


     The Company intends to pay all of the expenses of registration with respect to the shares being offered hereby. The Selling Shareholders will pay their respective expenses related to the sale of the shares offered hereby, including any discounts, stock transfer taxes and independent legal fees.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") permits a Florida corporation to indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against liability incurred in connection with such proceeding (including any appeal thereof) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.


     Section 607.0850(2) of the FBCA permits a Florida corporation to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding including appeals, provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.


     Section 607.0850(4) of the FBCA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by independent legal counsel, or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of disinterested directors to make this determination.


     Section 607.0850(3), however, provides that a Florida corporation must indemnify any director or officer of a corporation who has been successful in the defense of any proceeding referred to in Section

607.0850(1) or (2), or in the defense of any claim, issue or matter therein, against expenses actually and reasonably incurred by him or her in connection therewith.


     Expenses incurred by a director or officer in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification under Section 607.0850.


     Section 607.0850 of the FBCA further provides that the indemnification provisions contained therein are not exclusive and it specifically empowers a corporation to make any other further indemnification or advancement of expenses under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, for actions in an official capacity and in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director or officer were material to the adjudicated cause of action and the director or officer (a) violated criminal law, unless the director or officer had reasonable cause to believe his conduct was not unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability under Section 607.0834 (relating to unlawful distributions) applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a shareholder.


     Pursuant to (i) the Registration Rights Agreement with respect to the shares of Common Stock underlying the Series B Preferred Stock and the Series B Warrants, (ii) the Warrant Agreement with respect to the John Hancock Warrants, and (iii) the Merger Agreement, the Selling Shareholders have agreed to indemnify the Company and its affiliates, officers, directors, and controlling persons, against certain liabilities, including liabilities arising under the Securities Act.


     The Company's Bylaws provide that the Company shall indemnify the Company's officers and directors against liability resulting from their service as an officer or director of the Company, and the Company has entered into indemnification with its officers and directors so providing.


     Reference is also made to the undertaking made with respect to indemnification matters involving the Company's directors, officers and controlling persons, set forth in Item 17(c) below.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


SERIES B PREFERRED STOCK


     On June 30, 1998, the Company issued 4,000 shares of its Series B Convertible Preferred Stock, par value $.10 per share (the "Series B Preferred Stock"), in a non-public offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 of Regulation D thereunder. The Series B Preferred Stock was sold at a price of $5,000 per share to accredited investors, as such term is defined in Rule 501(a) under the Securities Act.


     On June 30, 1998, as part of the Company's offering of its Series B Preferred Stock, the Company issued to the holders thereof warrants to purchase in the aggregate 1,000,000 shares of common stock, par value $.001 per share ("Common Stock"), to the purchasers of the Series B Preferred Stock. The warrants are immediately exercisable for a five year period at a price of $19.80 per share, subject to certain adjustment as provided in the warrant agreement.


SENIOR NOTES


     On January 6, 1998, the Company sold $10.0 million in principal amount of its 12% Senior Subordinated Notes Due January 6, 2005 (the "Senior Notes") in a non-public offering exempt from registration pursuant to Section 4(2) of the Securities Act. The Senior Notes were sold to John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and Signature 1A (Cayman), Ltd.

     As part of the Company's offering of the Senior Notes, the Company issued to the holders thereof warrants to purchase in the aggregate 409,505 shares of Common Stock. The warrants are exercisable at an exercise price of $8.25 per share, commencing on the earlier of (i) January 6, 1999, or (ii) the merger or consolidation of the Company with or into another entity or the sale of all or substantially all of the Company's assets to another entity.


SERIES A PREFERRED STOCK


     On December 20, 1996, the Company sold 500 shares of its Series A Preferred Stock, par value $.10 per share (the "Series A Preferred Stock") to each of two purchasers in a non-public offering exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereunder. The holders of Series A Preferred Stock had the right to convert their shares at any time after April 30, 1997 into shares of Common Stock. As of the date of this Registration Statement, all shares of the Series A Preferred Stock have been converted into Common Stock, and no shares of Series A Preferred Stock remain outstanding.


     In connection with this offering, the Company also issued to each Purchaser a warrant (the "Series A Preferred Warrant") to purchase 100,000 shares of Common Stock. The Purchasers each paid the Company $3 million for the Series A Preferred Stock and the Series A Preferred Warrant. The Series A Preferred Warrants became exercisable on December 20, 1997 at an exercise price of $9.82 per share, and the holders thereof have exercised (or forfeited) such Series A Preferred Warrants with respect to all such shares except for 62,200 shares of Common Stock. The number of shares of Common Stock issuable upon exercise of the Series A Preferred Warrants will be reduced by 200 for each share of Series A Preferred Stock that such holder was issued that is converted into Common Stock prior to December 20, 1997. On February 20, 1997, the Company registered the resale under the Securities Act of the Common Stock received upon conversion of the holders of the Series A Preferred Stock and exercise of the Series A Preferred Warrants.


STOCK OPTIONS


     From time to time, the Company has issued and will continue to issue to certain of the Company's employees, officers, directors, consultants and advisors options to purchase Common Stock. These options are issued in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereunder. As of October 13, 1998, options to purchase 875,085 shares of Common Stock remain exercisable at various exercise prices. The Company has registered on a Form S-8 registration statement 550,000 shares of Common Stock for sale pursuant to the exercise of options granted under the Company's 1995 Stock Option Plan (the "Plan"). On April 24, 1998, the Company's shareholders increased the aggregate number of shares to be issued under the Plan to 1,300,000, and the Company intends to amend this registration statement to include the additional 750,000 shares of Common Stock.


THE MFSCC OPTION


     As part of the MFSNT Acquisition, we granted an option to MFSCC (the "MFSCC Option") to purchase up to 2,000,000 shares of Common Stock, at an exercise price of $7.00 per share. MFSCC may elect to exercise some or all of the MFSCC Option on a "cashless" basis, up to the equivalent of 1,817,941 shares of Common Stock, which is the maximum number of shares that may be issued upon exercise of the MFSCC Option. A "cashless" exercise means that MFSCC will receive shares of Common Stock with a total "market value" equal to the per share excess of the "market value" over the exercise price multiplied by the number of shares of the MFSCC Option being exercised. The MFSCC Option expires six months after the date we repay all of our obligations under the WorldCom Note. We will not receive any cash for the part of the MFSCC Option that MFSCC exercises on a "cashless" basis.

     For purposes of the MFSCC Option, the market price of the Common Stock shall be deemed to equal the average of the closing "bid" and "asked" price for the Common Stock as reported by Nasdaq for the ten trading days preceding the date of exercise of the MFSCC Option.


     The Option may be exercised by MFSCC, in whole or in part, by delivery of an exercise notice to the Company during the period commencing July 6, 1998, the consummation date of the MFSNT Acquisition, and continuing through the date six months following the payment in full of amounts owing under the WorldCom Note. The September Agreement extended the expiration date of the MFSCC Option.



     In the event that MFSCC exercises the MFSCC Option in whole or in part, it shall be entitled to designate Frederick W. Weidinger, Vice President of WorldCom, or if he shall be unable to serve, another individual reasonably acceptable to the Company, to serve on the Company's Board of Directors for so long as the number of shares beneficially owned by MFSCC pursuant to the exercise of the MFSCC Option is greater than or equal to 5% of the then outstanding shares of Common Stock.


ITEM 16. EXHIBITS.



 EXHIBIT
   NO.      DESCRIPTION
---------   -----------------------------------------------------------------------------------------
2.1         Asset Purchase Agreement, dated November 26, 1997, among Able Telcom Holding Corp.,
            Georgia Electric Company, Transportation Safety Contractors, Inc., COMSAT RSI
            Acquisitions, Inc. and COMSAT Corporation(1)
2.2         Indemnification Agreement, dated February 25, 1998, among Able Telcom Holding Corp.,
            Georgia Electric Company, Transportation Safety Contractors, Inc., COMSAT RSI
            Acquisitions, Inc. and COMSAT Corporation(1)
2.3         Stock Purchase Agreement, dated as of April 1, 1998, among Able Telcom Holding Corp.,
            James P. Patton, Rick Boyle and Claiborne K. McLemore III(2)
2.4         Closing Memorandum and Schedule, dated April 1, 1998, among Able Telcom Holding Corp.,
            James P. Patton, Rick Boyle and Claiborne K. McLemore III(2)
2.5         Agreement and Plan of Merger by and among MFS Acquisition Corp., Able Telcom Holding
            Corp., MFS Network Technologies, Inc. and MFS Communications Company, Inc. dated as of
            April 22, 1998(9)
2.5.1       Amendment to Agreement and Plan of Merger among MFS Acquisition Corp., Able Telcom
            Holding Corp., MFS Network Technologies, Inc. and MFS Communications Company, Inc.
            dated as of July 2, 1998(10)
2.5.1.1     Amendment No. 2 dated as of July 21, 1998 to Agreement and Plan of Merger among MFS
            Acquisition Corp., Able Telcom Holding Corp., MFS Network Technologies, Inc. and MFS
            Communications Company, Inc.(11)
2.5.1.2     Agreement between WorldCom Network Services, Inc. and Able Telcom Holding Corp.
            dated as of September 9, 1998(13)
2.5.2       Promissory Note of Able Telcom Holding Corp. dated July 2, 1998 to MFS Communications
            Company, Inc.(10)
2.5.3       Stock Pledge Agreement dated as of July 2, 1998 by Able Telcom Holding Corp. in favor of
            WorldCom, Inc.(10)
2.5.4       Master Services Agreement between WorldCom Network Services, Inc. and MFS Network
            Technologies, Inc. dated as of July 2, 1998 (exhibits omitted)(11)
2.5.5       Assumption and Indemnity Agreement dated as of July 2, 1998 among Able Telcom Holding
            Corp., WorldCom, Inc., MFS Communications Company, Inc., MFS Intelenet, Inc., MFS
            Datanet, Inc., MFS Telcom, Inc. and MFS Communications, Ltd. (schedule omitted)(10)
2.5.6       License Agreement between MFS Communications Company, Inc. and Able Telcom Holding
            Corp. dated as of July 2, 1998(10)

  EXHIBIT
    NO.      DESCRIPTION
----------   -------------------------------------------------------------------------------------------
     3.1     Articles of Incorporation of the Able Telcom Holding Corp., as amended(3)(4)
     3.1.1   Articles of Amendment to the Articles of Incorporation of Able Telcom Holding Corp.(13)
     3.2     Bylaws of the Able Telcom Holding Corp., as amended(3)
     4.2     Specimen Common Stock Certificate(3)
     4.3     Specimen Series A Preferred Stock Certificate(6)
     4.4     Form of Warrant issued to Credit Suisse, First Boston and Silverton International Fund
             Limited(4)
     4.6     Able Telcom Holding Corp. 1995 Stock Option Plan(13)
     4.7     Amendment to Able Telcom Holding Corp. 1995 Stock Option Plan, dated April 24, 1998(13)
     4.8     Series B Convertible Preferred Stock Purchase Agreement(13)
     4.9     Registration Rights Agreement for Series B Convertible Preferred Stock Purchase
             Agreement and 350,000 Warrants(13)
     4.10    Registration Rights Agreement for 650,000 Warrants associated with Series B Convertible
             Preferred Stock Purchase Agreement(13)
     4.11    Form of Common Stock Purchase Warrants for 350,000 Shares in connection with Series B
             Convertible Preferred Stock Purchase Agreement(13)
     4.12    Form of Common Stock Purchase Warrants for 650,000 Shares in connection with Series B
             Convertible Preferred Stock Purchase Agreement(13)
     5.1*    Opinion regarding legality of Common Stock
    10.8     Employment Agreement with Gerry W. Hall(5)
    10.9     Master Agreement with AT&T(3)
    10.10    Master Agreement with GTE(3)
    10.15    Stock Purchase Agreement between Able Telcom Holding Corp., Traffic Management Group,
             Inc., Georgia Electric Company, Gerry W. Hall and J. Barry Hall(5)
    10.16    Stock Purchase Agreement between Able Telcom Holding Corp., Telecommunications
             Services Group, Inc., Dial Communications, Inc., William E. Newton and Sybil C. Newton(8)
    10.17    Promissory Note of Able Telcom Holding Corp. Payable to William E. Newton and Sybil C.
             Newton(8)
    10.23    Form of Stock Purchase Agreement among Able Telcom Holding Corp., Traffic Management
             Group, Inc., Georgia Electric Company, Gerry W. Hall and Barry Hall(5)
    10.25    Securities Purchase Agreements, dated as of January 6, 1998, between Able Telcom Holding
             Corp. and each of the Purchasers named therein(6)
    10.25.1  Letter Agreement dated July 2, 1998 related to Securities Purchase Agreements dated as of
             January 6, 1998(13)
    10.26    Senior Secured Revolving Credit Agreement dated as of April 6, 1998, between Able Telcom
             Holding Corp. and Suntrust Bank, South Florida, N.A. and Bank of America, FSB(9)
    10.27    Credit Agreement among Able Telcom Holding Corp., NationsBank, N.A. and The Several
             Lenders from Time to Time Parties Hereto dated as of June 11, 1998 (exhibits and schedules omitted)(13)
    10.28    Employment Agreement with Mark A. Shain, dated April 27, 1998
    10.29    Employment Agreement with Jesus G. Dominguez, dated April 27, 1998(13)
    10.30    Employment Agreement with Stacy Jenkins, dated July 16, 1998(13)
    10.32     Amendment to June 11, 1998 Credit Agreement among Able Telcom Holding Corp.,
             NationsBank N.A., and the Several Lenders from Time to Time Parties thereto, dated as of
             June 30, 1998(13)
    10.33    Employment Agreement with Billy V. Ray, Jr., dated October 1, 1998
    10.34    Employment Agreement with Curtis A. "Butch" Dale, dated August 17, 1998

  EXHIBIT
    NO.       DESCRIPTION
-----------   --------------------------------------------------------------------------------
  10.35       Financial Advisor and Placement Engagement Letter, dated April 3, 1998, between
              Washington Equity Partners and Able Telcom Holding Corp.
  11          Computation of Per Share Earnings(7)
  16.1        Letter regarding change in certifying accountant(12)
  21          Subsidiaries of Able Telcom Holding Corp.(13)
  23.1*       Consent of Ernst & Young LLP
  23.2*       Consent of Arthur Andersen LLP
  23.3*       Consent of Agee Fisher, LLC
  23.4        Consent of counsel (included with Exhibit 5.1)
  27          Financial Data Schedule(13)

----------------
 *  To be filed by amendment.

 (1) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated February 25, 1998, as filed with the Commission on March 12, 1998, as amended by Form 8-K/A-1, dated May 11, 1998, as filed with the Commission on May 11, 1998.

 (2) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated April 1, 1998, as filed with the Commission on April 14, 1998.

 (3) Incorporated by reference from an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-65854), as declared effective by the Commission on February 26, 1994.

 (4) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated December 20, 1996, as filed with the Commission on December 31, 1996.

 (5) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated October 12, 1996, as filed with the Commission on October 25, 1996.

 (6) Incorporated by reference from an exhibit to the Company's Annual Report on Form 10-K (File No. 0-21986) for the fiscal year ended October 31, 1997, as filed with the Commission on February 13, 1998, as amended by Form 10-K/A, as filed with the Commission on March 20, 1998.

 (7) Incorporated by reference from Note 6 to the Condensed Consolidated Financial Statements (unaudited), filed with the Company's Quarterly Report on Form 10-Q (File No. 0-21986), for the quarter ended July 31, 1998, as filed with the Commission on September 21, 1998, as amended by Form 10-Q/A, as filed with the Commission on October 13, 1998.

 (8) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated December 2, 1996, as filed with the Commission on December 13, 1996, as amended by Form 8-K/A-1, dated February 11, 1997, as filed with the Commission on February 11, 1997.

 (9) Incorporated by reference from an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 0-21986), for the quarter ended April 30, 1998, as filed with the Commission on June 14, 1998.

(10) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated July 2, 1998, as filed with the Commission on July 16, 1998.

(11) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K/A (File No. 0-21986), dated July 2, 1998, as filed with the Commission on August 3, 1998.

(12) Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K (File No. 0-21986), dated September 7, 1998, as filed with the Commission on September 14, 1998.

(13) Incorporated by reference to an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 0-21986), for the quarter ended July 31, 1998, as filed with the Commission on September 21, 1998, as amended by Form 10-Q/A, as filed with the Commission on October 13, 1998.


ITEM 17. UNDERTAKINGS.


(a) The undersigned Company hereby undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:


          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;


          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement; and


     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement.


     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the 22nd day of October, 1998.


                                        ABLE TELCOM HOLDING CORP.


                                        By: /S/ FRAZIER L. GAINES
                                           -------------------------------------
                                           Frazier L. Gaines
                                           President and Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Frazier L. Gaines and Gideon D. Taylor, and each of them, his true and lawful attorney-in-fact, each with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


            SIGNATURE                               TITLE                           DATE
--------------------------------   ---------------------------------------   -----------------
/s/ Frazier L. Gaines              President and Chief Executive Officer     October 22, 1998
--------------------------------   and Director
Frazier L. Gaines                  (Principal Executive Officer)

/s/ Gideon D. Taylor               Chairman of the Board                     October 22, 1998
--------------------------------
Gideon D. Taylor

/s/ Mark A. Shain                  Vice President and                        October 22, 1998
--------------------------------   Chief Financial Officer
Mark A. Shain                      (Principal Financial Officer)

/s/ Jesus G. Dominguez             Chief Accounting Officer                  October 22, 1998
--------------------------------   (Principal Accounting Officer)
Jesus G. Dominguez

/s/ Jonathan A. Bratt              Director                                  October 22, 1998
--------------------------------
Jonathan A. Bratt

/s/ Thomas M. Davidson             Director                                  October 22, 1998
--------------------------------
Thomas M. Davidson

/s/ Carl Franklin Swartz           Director                                  October 22, 1998
--------------------------------
Carl Franklin Swartz

                                 EXHIBIT INDEX



 EXHIBIT
   NO.      DESCRIPTION
---------   -----------------------------------------------------------------------------------------
2.1         Asset Purchase Agreement, dated November 26, 1997, among Able Telcom Holding Corp.,
            Georgia Electric Company, Transportation Safety Contractors, Inc., COMSAT RSI
            Acquisitions, Inc. and COMSAT Corporation(1)
2.2         Indemnification Agreement, dated February 25, 1998, among Able Telcom Holding Corp.,
            Georgia Electric Company, Transportation Safety Contractors, Inc., COMSAT RSI
            Acquisitions, Inc. and COMSAT Corporation(1)
2.3         Stock Purchase Agreement, dated as of April 1, 1998, among Able Telcom Holding Corp.,
            James P. Patton, Rick Boyle and Claiborne K. McLemore III(2)
2.4         Closing Memorandum and Schedule, dated April 1, 1998, among Able Telcom Holding Corp.,
            James P. Patton, Rick Boyle and Claiborne K. McLemore III(2)
2.5         Agreement and Plan of Merger by and among MFS Acquisition Corp., Able Telcom Holding
            Corp., MFS Network Technologies, Inc. and MFS Communications Company, Inc. dated as of
            April 22, 1998(9)
2.5.1       Amendment to Agreement and Plan of Merger among MFS Acquisition Corp., Able Telcom
            Holding Corp., MFS Network Technologies, Inc. and MFS Communications Company, Inc.
            dated as of July 2, 1998(10)
2.5.1.1     Amendment No. 2 dated as of July 21, 1998 to Agreement and Plan of Merger among MFS
            Acquisition Corp., Able Telcom Holding Corp., MFS Network Technologies, Inc. and MFS
            Communications Company, Inc.(11)
2.5.1.2     Agreement between WorldCom Network Services, Inc. and Able Telcom Holding Corp.
            dated as of September 9, 1998(13)
2.5.2       Promissory Note of Able Telcom Holding Corp. dated July 2, 1998 to MFS Communications
            Company, Inc.(10)
2.5.3       Stock Pledge Agreement dated as of July 2, 1998 by Able Telcom Holding Corp. in favor of
            WorldCom, Inc.(10)
2.5.4       Master Services Agreement between WorldCom Network Services, Inc. and MFS Network
            Technologies, Inc. dated as of July 2, 1998 (exhibits omitted)(11)
2.5.5       Assumption and Indemnity Agreement dated as of July 2, 1998 among Able Telcom Holding
            Corp., WorldCom, Inc., MFS Communications Company, Inc., MFS Intelenet, Inc., MFS
            Datanet, Inc., MFS Telcom, Inc. and MFS Communications, Ltd. (schedule omitted)(10)
2.5.6       License Agreement between MFS Communications Company, Inc. and Able Telcom Holding
            Corp. dated as of July 2, 1998(10)
3.1         Articles of Incorporation of the Able Telcom Holding Corp., as amended(3)(4)
3.1.1       Articles of Amendment to the Articles of Incorporation of Able Telcom Holding Corp.(13)
3.2         Bylaws of the Able Telcom Holding Corp., as amended(3)
4.2         Specimen Common Stock Certificate(3)
4.3         Specimen Series A Preferred Stock Certificate(6)
4.4         Form of Warrant issued to Credit Suisse, First Boston and Silverton International Fund
            Limited(4)
4.6         Able Telcom Holding Corp. 1995 Stock Option Plan(13)
4.7         Amendment to Able Telcom Holding Corp. 1995 Stock Option Plan, dated April 24, 1998(13)
4.8         Series B Convertible Preferred Stock Purchase Agreement(13)
4.9         Registration Rights Agreement for Series B Convertible Preferred Stock Purchase
            Agreement and 350,000 Warrants(13)
4.10        Registration Rights Agreement for 650,000 Warrants associated with Series B Convertible
            Preferred Stock Purchase Agreement(13)

  EXHIBIT
    NO.       DESCRIPTION
-----------   -------------------------------------------------------------------------------------------
    4.11      Form of Common Stock Purchase Warrants for 350,000 Shares in connection with Series B
              Convertible Preferred Stock Purchase Agreement(13)
    4.12      Form of Common Stock Purchase Warrants for 650,000 Shares in connection with Series B
              Convertible Preferred Stock Purchase Agreement(13)
    5.1*      Opinion regarding legality of Common Stock
   10.8       Employment Agreement with Gerry W. Hall(5)
   10.9       Master Agreement with AT&T(3)
   10.10      Master Agreement with GTE(3)
   10.15      Stock Purchase Agreement between Able Telcom Holding Corp., Traffic Management Group,
              Inc., Georgia Electric Company, Gerry W. Hall and J. Barry Hall(5)
   10.16      Stock Purchase Agreement between Able Telcom Holding Corp., Telecommunications
              Services Group, Inc., Dial Communications, Inc., William E. Newton and Sybil C. Newton(8)
   10.17      Promissory Note of Able Telcom Holding Corp. Payable to William E. Newton and Sybil C.
              Newton(8)
   10.23      Form of Stock Purchase Agreement among Able Telcom Holding Corp., Traffic Management
              Group, Inc., Georgia Electric Company, Gerry W. Hall and Barry Hall(5)
   10.25      Securities Purchase Agreements, dated as of January 6, 1998, between Able Telcom Holding
              Corp. and each of the Purchasers named therein(6)
   10.25.1    Letter Agreement dated July 2, 1998 related to Securities Purchase Agreements dated as of
              January 6, 1998(13)
   10.26      Senior Secured Revolving Credit Agreement dated as of April 6, 1998, between Able Telcom
              Holding Corp. and Suntrust Bank, South Florida, N.A. and Bank of America, FSB(9)
   10.27      Credit Agreement among Able Telcom Holding Corp., NationsBank, N.A. and The Several
              Lenders from Time to Time Parties Hereto dated as of June 11, 1998 (exhibits and schedules omitted)(13)
   10.28      Employment Agreement with Mark A. Shain, dated April 27, 1998
   10.29      Employment Agreement with Jesus G. Dominguez, dated April 27, 1998(13)
   10.30      Employment Agreement with Stacy Jenkins, dated July 16, 1998(13)
   10.32      Amendment to June 11, 1998 Credit Agreement among Able Telcom Holding Corp.,
              NationsBank N.A., and the Several Lenders from Time to Time Parties thereto, dated as of
              June 30, 1998(13)
   10.33      Employment Agreement with Billy V. Ray, Jr., dated October 1, 1998
   10.34      Employment Agreement with Curtis A. "Butch" Dale, dated August 17, 1998
   10.35      Financial Advisor and Placement Engagement Letter, dated April 3, 1998, between
              Washington Equity Partners and Able Telcom Holding Corp.
   11         Computation of Per Share Earnings(7)
   16.1       Letter regarding change in certifying accountant(12)
   21         Subsidiaries of Able Telcom Holding Corp.(13)
   23.1*      Consent of Ernst & Young LLP
   23.2*      Consent of Arthur Andersen LLP
   23.3*      Consent of Agee Fisher, LLC
   23.4       Consent of counsel (included with Exhibit 5.1)
   27         Financial Data Schedule(13)

----------------
 *  To be filed by amendment.

 (1) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated February 25, 1998, as filed with the Commission on March 12, 1998, as amended by Form 8-K/A-1, dated May 11, 1998, as filed with the Commission on May 11, 1998.

 (2) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated April 1, 1998, as filed with the Commission on April 14, 1998.

 (3) Incorporated by reference from an exhibit to the Company's Registration Statement on Form S-1 (File No. 33-65854), as declared effective by the Commission on February 26, 1994.

 (4) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated December 20, 1996, as filed with the Commission on December 31, 1996.

 (5) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated October 12, 1996, as filed with the Commission on October 25, 1996.

 (6) Incorporated by reference from an exhibit to the Company's Annual Report on Form 10-K (File No. 0-21986) for the fiscal year ended October 31, 1997, as filed with the Commission on February 13, 1998, as amended by Form 10-K/A, as filed with the Commission on March 20, 1998.

 (7) Incorporated by reference from Note 6 to the Condensed Consolidated Financial Statements (unaudited), filed with the Company's Quarterly Report on Form 10-Q (File No. 0-21986), for the quarter ended July 31, 1998, as filed with the Commission on September 21, 1998, as amended by Form 10-Q/A, as filed with the Commission on October 13, 1998.

 (8) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated December 2, 1996, as filed with the Commission on December 13, 1996, as amended by Form 8-K/A-1, dated February 11, 1997, as filed with the Commission on February 11, 1997.

 (9) Incorporated by reference from an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 0-21986), for the quarter ended April 30, 1998, as filed with the Commission on June 14, 1998.

(10) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K (File No. 0-21986), dated July 2, 1998, as filed with the Commission on July 16, 1998.

(11) Incorporated by reference from an exhibit to the Company's Current Report on Form 8-K/A (File No. 0-21986), dated July 2, 1998, as filed with the Commission on August 3, 1998.

(12) Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K (File No. 0-21986), dated September 7, 1998, as filed with the Commission on September 14, 1998.

(13) Incorporated by reference to an exhibit to the Company's Quarterly Report on Form 10-Q (File No. 0-21986), for the quarter ended July 31, 1998, as filed with the Commission on September 21, 1998, as amended by Form 10-Q/A, as filed with the Commission on October 13, 1998.